As filed with the Securities and Exchange Commission on October 26, 2007

Registration No. 333-146681

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Giant Interactive Group Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(86-21) 6451-5001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kurt J. Berney	Alan Seem
O’Melveny & Myers LLP	Shearman & Sterling LLP
37th Floor, Plaza 66	12th Floor, East Tower, Twin Towers
1266 Nanjing Road West	B-12 Jianguomenwai Dajie
Shanghai 200040	Beijing 100022
People’s Republic of China	People’s Republic of China
(86-21) 2307-7007	(86-10) 5922-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum aggregate offering price (1)		Amount of registration fee (4)
Ordinary Shares, par value US$0.0000002 per share	65,777,036	(2)(3)	US$	920,878,504	US$	28,270.97

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 filed with the Commission on October 17, 2007 (Registration No. 333-146776). Each American depositary share represents one ordinary share.
(4)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

DATED OCTOBER 26, 2007

57,197,423

American Depositary Shares

Representing 57,197,423 Ordinary Shares

Giant Interactive Group Inc.

This is Giant Interactive Group Inc.’s initial public offering. Giant Interactive Group Inc. is offering 52,467,723 American Depositary Shares, or ADSs, and the selling shareholder identified in this prospectus is offering an additional 4,729,700 ADSs. Each ADS represents one ordinary share.

We expect the public offering price to be between US$12.00 and US$14.00 per ADS. Prior to this offering, no public market exists for the ADSs or the ordinary shares. We have applied to have our ADSs listed on the New York Stock Exchange under the symbol “GA.”

Investing in the ADSs and ordinary shares involves risks that are described in the “ Risk Factors” section beginning on page 12 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$

Underwriting discount	US$	US$

Proceeds, before expenses, to us	US$	US$

Proceeds, before expenses, to the selling shareholder	US$	US$

The underwriters may also purchase up to an additional 8,579,613 ADSs from the selling shareholder at the public offering price, less the underwriting discount, within 30 days from the date of the final prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about             , 2007.

Merrill Lynch & Co.	UBS Investment Bank

JPMorgan

CIBC World Markets	Piper Jaffray	Susquehanna Financial Group, LLLP

The date of this prospectus is             , 2007.

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在這英雄輩出的年代
你來到人間
你將改變這世界
重寫歷史
在伙伴的幫助下
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成為一城之主 一國之王
最后榮登皇帝寶座
準備好了么
你該踏上征途了

ZT Online

ZT Online, our first internally developed game, is a 2D MMO role-playing game set in ancient China, where players develop skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. Commercially launched in China in January 2006, ZT Online ranked as the most popular online game in 2006.

Giant Online

Giant Online is a 2.5D MMO role-playing game with a modern era military theme, where players must guide their characters t develop skills and cooperate with other players to fight agains players from other regions. We believe that Giant Online will enabl up to 1,000,000 players to concurrently play in the same sharc which we believe would give it the largest concurrent player capac ity of any MMO game operated in China. We expect to commercial launch the game in the fourth quarter of 2007.

KIII

King of Kings III is a 3D MMO role-playing game set in a European-style magical world, where players assume the roles of heroes as they explore across a virtual world of forests and medieval cities and castles. We are currently working to further develop the game and tailor it to the Chinese market after acquiring the IP rights from Lager Network, and we expect to commercially launch the game in China in 2008.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling shareholder, to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the accompanying notes to those statements. The statistics relating to the China’s online game market and economy included in this prospectus are derived from various government and institute research publications. We have not independently verified such information and you should not unduly rely upon it.

Overview

We are one of China’s leading online game developers and operators in terms of revenues, and our online game ZT Online was the most popular online game in China in 2006, according to a report published by International Data Corporation, or IDC, a leading market research firm. We focus on massively multiplayer online, or MMO, games that are played through networked game servers in which tens of thousands of players are able to simultaneously connect and interact.

Our first internally developed MMO game, ZT Online, was commercially launched in January 2006. ZT Online’s compound quarterly growth rate was 39.6% and 45.3%, respectively, in terms of peak concurrent users and average concurrent users from the quarter ended March 31, 2006 through the quarter ended September 30, 2007. ZT Online had 120,037 quarterly peak concurrent users and 51,202 quarterly average concurrent users for the quarter ended March 31, 2006 and had 888,146 quarterly peak concurrent users and 481,054 quarterly average concurrent users for the quarter ended September 30, 2007.

We believe that our success is largely attributable to our ability to internally develop, operate and market a high quality MMO game tailored to China’s core game player audience, which we define as players between the ages of 18 and 40. We have a team of over 140 experienced game developers, which includes dedicated product development and enhancement teams for each of our MMO games. We plan to commercially launch our second MMO game, ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and our third MMO game, Giant Online, in the fourth quarter of 2007. We believe that we will be able to leverage our national distribution and operational platform to market these games to players throughout China. We acquired the intellectual property rights to our third free-to-play MMO game, King of Kings III, from Taiwan Lager Network Technology Co., Ltd., or Lager Network, a developer in Taiwan, in the third quarter of 2007, and currently intend to commercially launch the game in China in 2008. See “Business—Our Games—Future Game—King of Kings III.”

We believe that the high playability, interactivity and community-oriented nature of our games, together with their large active player bases, have resulted in a strong growth in the number of our paying players and our average revenues per user, or ARPU. As a result, ZT Online’s quarterly active paying players and ARPU achieved compound quarterly growth rates of 54.2% and 28.6%, respectively, from the quarter ended March 31, 2006 through the quarter ended June 30, 2007. ZT Online had 143,110 and 1,247,791 quarterly active paying players in the quarters ended March 31, 2006 and June 30, 2007, respectively. In the three months ended September 30, 2007, ZT Online had 1,317,673 quarterly active paying players. ZT Online had ARPU of RMB84 and RMB320 in the quarters ended March 31, 2006 and March 31, 2007, respectively. In the quarter ended June 30, 2007, ZT Online’s ARPU decreased to RMB295.

We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of August 31, 2007, our distribution network consisted of over 200 distributors and reached over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website. As of August 31, 2007, our marketing network consisted of over 250 liaison offices located throughout China.

Since our commercial launch of ZT Online in January 2006, we have experienced significant growth in our net revenues and net income. For the year ended December 31, 2006 and the six months ended June 30, 2007, our net revenues were RMB408.5 million (US$53.7 million) and RMB687.4 million (US$90.3 million), respectively. Our net income for the same periods was RMB244.6 million (US$32.1 million) and RMB512.3 million (US$67.3 million), respectively. As of June 30, 2007, deferred revenues and advances from distributors totaled RMB219.8 million (US$28.9 million) and RMB63.4 million (US$8.3 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as net revenues. Although substantially all of our revenues have been generated in China, starting in January 2007 we have also derived revenues from the license of ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan.

Industry Background

Online games are one of the most popular forms of interactive entertainment. According to IDC, the online game industry in China has experienced significant growth in recent years, generating revenues of approximately US$815 million in 2006, which are expected to grow to US$3.0 billion in 2011, representing a compound annual growth rate of 30.2%.

We believe that the Chinese online game industry presents substantial market opportunities for companies, such as ours, who operate MMO games under a free-to-play model. According to IDC, in 2006, the top five game vendors in China as measured by revenues all produce MMO games, and MMO games generated approximately US$662 million revenues in total, representing 81.2% of China’s total online game revenues. Additionally, MMO games are expected to achieve revenues of US$2.0 billion by 2011, representing a compound annual growth rate of 24.2% from 2006.

Our Strengths, Challenges and Strategies

We believe our strengths consist of our:

•	status as a leader in the online game market in China;

•	strong product and technology development and enhancement capabilities for the Chinese market;

•	expertise and innovation in MMO games;

•	extensive nationwide distribution and marketing support networks; and

•	experienced management team.

Notwithstanding our competitive strengths, we expect to face certain risks and uncertainties, including:

•	our ability to develop, purchase or license additional online games that are attractive to our players;

•	our dependence on one online game, which accounted for all of our historical net revenues;

•	our ability to respond to competition;

•	our need to implement and maintain effective internal control over financial reporting;

•	our limited operating history and unproven long-term potential of our online game business model; and

•	uncertainties with respect to the PRC legal and regulatory environments.

Our objective is to become the largest online game developer and operator in Asia. Our business strategies include the following:

•	expand and enhance our product offerings;

•	enhance interactive community features to attract new players and increase player loyalty;

•	expand our player base in China and internationally;

•	strengthen our technology and operational platforms;

•	continue to attract and retain quality development talent; and

•	pursue opportunities for acquisitions, strategic joint ventures and other attractive investments.

Corporate Structure

We commenced operations in 2004 through Shanghai Zhengtu Network Technology Co., Ltd., a limited liability company organized under PRC laws. On October 16, 2007 this entity changed its name to Shanghai Giant Network Technology Co., Ltd., or Giant Network.

In order to implement an offshore holding company structure to comply with Chinese laws imposing restrictions on foreign ownership in the online game industry in China, on July 26, 2006, Yuzhu Shi, our current chief executive officer and chairman, and his daughter, Jing Shi, together with 18 other individual shareholders (most of whom are direct or beneficial shareholders of Giant Network) established our current Cayman Islands holding company, Giant Network Technology Limited, or Giant, and its wholly owned subsidiary, Eddia International Group Limited, or Eddia, in the British Virgin Islands. Eddia established Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information, a wholly owned subsidiary in China on September 6, 2006. As a result, we own 100% of the equity of Zhengtu Information through Eddia. On June 11, 2007, Giant changed its name from Giant Network Technology Limited to Giant Interactive Group Inc.

Following the establishment of our offshore holding structure, all of our online game business continues to be operated through Giant Network. The beneficial shareholders of Giant Network currently include Yuzhu Shi, who beneficially owns or controls 75% of Giant Network’s equity interests through his beneficial ownership of Shanghai Lanlin Bio-Technology Co., Ltd. and an additional 18 PRC individuals who beneficially own the remaining approximately 25%. We have entered into contractual arrangements with Giant Network pursuant to which our wholly owned subsidiary, Zhengtu Information, provides technical support and consulting services to Giant Network. In addition, we have entered into agreements with Giant Network and its shareholders, providing us with the ability to effectively control this entity. Accordingly, we have consolidated the historical results of Giant Network in our financial statements as a variable interest entity pursuant to U.S. GAAP. See “Our Corporate Structure.”

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and our affiliated entity as of the date of this prospectus:(1)

(1)	For risks relating to our current corporate structure, see “Risk Factors—Risks Related to the Regulation of Our Business.”

(2)	Agreements that provide us with effective control over Shanghai Giant Network Technology Co., Ltd., or Giant Network, include irrevocable powers of attorney, share pledge agreements, purchase options and cooperation agreements. See “Our Corporate Structure—Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders—Agreements that Provide Us Substantial Ability to Control and an Option to Acquire Giant Network.”

(3)	The economic benefits and losses of Giant Network accrue to Shanghai Zhengtu Information Technology Co., Ltd. pursuant to an exclusive technical consulting and services agreement, and an online game software sales and licensing agreement. See “Our Corporate Structure—Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders—Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement that Transfers Economic Benefits from the Affiliated Entity to Us.”

(4)	Shanghai Lanlin Bio-Technology Co., Ltd., or Shanghai Lanlin, is wholly beneficially owned by Yuzhu Shi, our current chief executive officer and chairman, through (i) his 95% interest in Giant Investment Co., Ltd. (which holds a 90% interest in Shanghai Lanlin), (ii) a written statement by Jinhua Niu (who holds a 5% interest in Giant Investment Co., Ltd.) disclaiming all ownership rights in Giant Investment Co., Ltd. in favor of Yuzhu Shi and (iii) a proxy shareholding agreement with Kai Chen (who holds a 10% interest in Shanghai Lanlin) which gives Yuzhu Shi all beneficial ownership rights of Kai Chen’s shares in Shanghai Lanlin.

(5)	Kai Chen holds 0.75% on his own behalf, 1% on behalf of Min Tang, our vice president of media and administration, 0.625% on behalf of Yonghua Lu, our vice president of sales and marketing, 0.375% on behalf of Yong Chu, 0.75% on behalf of Yongjun Fei, 0.25% on behalf of Zhaoyou Huang, 0.375% on behalf of Wenqing Wang, 0.25% on behalf of Jin Xu, 1% on behalf of Yan Zeng and 0.375% on behalf of Lianlong Zhang.

(6)	Shareholders of Giant Network who are also shareholders of Giant Interactive Group Inc. include Kai Chen (who holds shares for the benefit of Yong Chu, Yongjun Fei, Zhaoyou Huang, Yonghua Lu, Min Tang, Wenqing Wang, Jin Xu and Lianlong Zhang), Chen Cheng, Yuliang Feng, Haixiao Lin, Wei Liu, Fabing Qu, Yonggui Wang, Tao Yue and Lu Zhang.

Corporate Information

Our principal executive offices are located at 2/F No.29 Building, 396 Guilin Road, Shanghai, 200233, People’s Republic of China. Our telephone number at this address is +86 21 6451-5001 and our fax number is +86 21 6451-8006.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is www.ztgame.com.cn. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“$,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

monthly “average concurrent users,” or “ACU,” of any of our games is determined as follows: we first determine the number of users logged on to the game at five-minute intervals, and average that data over the course of a day to derive the daily average. The daily average data are then averaged over the monthly period to derive the monthly average concurrent users;

•	“ordinary shares” are to our ordinary shares, par value US$0.0000002 per share;

•	“PCs” are to personal computers;

•	quarterly “active paying players,” or “APP,” is the aggregate number of accounts for our games that have been charged at least once during the quarterly period;

•	quarterly “average concurrent users,” or “ACU,” of any of our games is the average of monthly average concurrent users of such game during the quarterly period;

•

quarterly “average revenues per user,” or “ARPU,” is our online game net revenues during the quarterly period divided by the quarterly active paying players of these games during the quarterly period; our definition of ARPU may not be comparable to similarly titled measures presented by other online game companies;

•	quarterly “peak concurrent users,” or “PCU,” of any of our games is the peak concurrent users of such game during the quarterly period;

•	“RMB” and “Renminbi” are to the legal currency of China;

•

a “shard” is, with respect to an online game, one of multiple independent copies of the game world. In a “sharded” game, such as ZT Online, players may only interact with other players in one shard at one time;

•	“U.S. GAAP” is to generally accepted accounting principles in the United States; and

•	“we,” “us,” “our company” and “our” are to Giant Interactive Group Inc., its predecessor entities, its subsidiaries and its affiliated entity.

Unless otherwise indicated, (a) information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (b) references in this prospectus to this offering are to our offering of ADSs pursuant to this prospectus and the investment by Standard Chartered Private Equity Limited, or Standard Chartered, in US$25.0 million of our ordinary shares at a price per share equal to the per ADS initial public offering price set forth on the cover page of the final prospectus. See “Underwriting—Standard Chartered Investment.”

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this prospectus have been made at the rate of RMB7.6120 to US$1.00, which was the noon buying rate as of June 29, 2007 in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this prospectus could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. On October 16, 2007, the noon buying rate was RMB7.5116 to US$1.00.

The Offering

Price per ADS:	We currently estimate that the initial public offering price will be between $12.00 and $14.00 per ADS.

ADSs offered:

By us	52,467,723 ADSs

By the selling shareholder	4,729,700 ADSs

The ADSs	Each ADS represents one ordinary share, par value US$0.0000002 per share.

The ADSs will be evidenced by ADRs.

• The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•           If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

• You may exchange your ADSs for ordinary shares through the depositary. The depositary will charge you fees for any exchange.

• We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after the amendment, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Standard Chartered Investment	In conjunction with, and subject to, the completion of the offering of our ADSs, Standard Chartered has agreed to purchase US$25.0 million of our ordinary shares at a price per share equal to the initial public offering price of our ADSs, or 1,923,077 ordinary shares assuming an initial public offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price. This investment is being made pursuant to an offer exempt from registration with the U.S. Securities and Exchange Commission pursuant to Regulation S of the Securities Act of 1933, as amended.

ADSs outstanding immediately after the offering	57,197,423 ADSs.

Ordinary shares outstanding immediately after the offering	258,980,800 shares, excluding ordinary shares reserved for future issuance under our equity incentive plans. This includes 1,923,077 ordinary shares issued to Standard Chartered in connection with its investment in our ordinary shares, assuming a price per ADS of US$13.00, the mid-point of the estimated range of the initial public offering price.

Over-allotment option	The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of the final prospectus, to purchase up to an aggregate of 8,579,613 additional ADSs from the selling shareholder at the initial public offering price set forth on the cover page of the final prospectus, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of proceeds

We estimate that we will receive net proceeds of approximately US$657 million from this offering and the investment by Standard Chartered in our ordinary shares, assuming an initial public offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for the following purposes:

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and funding possible future acquisitions.

We will not receive any of the proceeds from the sales of the ADSs by the selling shareholder.

Reserved ADSs	At our request, the underwriters have reserved up to 8% of the ADSs being offered, at the initial public offering price, through a directed share program, for our vendors, employees, family members of employees or other third parties.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Listing	We have applied to have the ADSs listed on the New York Stock Exchange. The ordinary shares and the ADSs will not be listed on any other exchange or traded on any other automated quotation system.

Proposed New York Stock Exchange Symbol	“GA”

Depositary	Citibank, N.A.

Lock-up	We, the selling shareholder, Standard Chartered, our directors and executive officers and all of our existing shareholders, have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of up to 180 days (or, in the case of ordinary shares held by Yuzhu Shi, our current chairman and chief executive officer, through Union Sky Holding Group Limited, for two years after the date of this prospectus) after the date of this prospectus without the consent of the representatives of the underwriters. See “Underwriting.”

Summary Consolidated Financial and Operating Data

The following summary consolidated statement of operations data for the period from November 18, 2004 (date of inception) to December 31, 2004, and the years ended December 31, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. Our summary consolidated statement of operations data for each of the six month periods ended June 30, 2006 and 2007 and summary consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Results for the six months ended June 30, 2007 are not necessarily indicative of results that may be expected for the full year. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the years ended December 31,			For the six months ended June 30,
		2005	2006		2006	2007
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except for per share data)
Summary Consolidated Statement of Operations Data
Net revenue:
Online game revenue	—	—	408,499	53,665	82,411	683,789	89,830
Overseas licensing revenue	—	—	—	—	—	3,658	481

Total net revenue	—	—	408,499	53,665	82,411	687,447	90,311

Cost of services	—	—	(45,195)	(5,937)	(8,800)	(66,602)	(8,750)

Gross profit	—	—	363,304	47,728	73,611	620,845	81,561

Operating (expenses) income:
Research and product development expenses	(205)	(4,830)	(14,799)	(1,944)	(3,387)	(6,637)	(872)
Sales and marketing expenses	—	(4,579)	(80,460)	(10,570)	(22,163)	(71,818)	(9,435)
General and administrative expenses	(588)	(31,299)	(26,098)	(3,429)	(4,631)	(31,123)	(4,089)
Government financial incentives	—	—	1,621	213	17	—	—

Total operating expenses	(793)	(40,708)	(119,736)	(15,730)	(30,164)	(109,578)	(14,396)

(Loss) income from operations	(793)	(40,708)	243,568	31,998	43,447	511,267	67,165

Interest income	15	70	1,136	149	104	1,093	144
Other income	—	109	—	—	—	—	—
Other expense	—	—	(86)	(11)	(24)	(31)	(4)

(Loss) income before income tax expenses	(778)	(40,529)	244,618	32,136	43,527	512,329	67,305
Income tax expenses	—	—	—	—	—	—	—

Net (loss) income	(778)	(40,529)	244,618	32,136	43,527	512,329	67,305

Earnings (loss) per share:
Basic	(0.01)	(0.25)	1.22	0.16	0.22	2.56	0.34
Diluted	(0.01)	(0.25)	1.22	0.16	0.22	2.55	0.34
Weighted average ordinary shares:
Basic	155,362,842	160,621,466	200,000,000	200,000,000	200,000,000	200,000,000	200,000,000
Diluted	155,362,842	160,621,466	200,148,401	200,148,401	200,000,000	200,589,219	200,589,219

	As of December 31,				As of June 30, 2007		As of June 30, 2007(1)
	2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Summary Consolidated Balance Sheet Data

Current assets:
Cash and cash equivalents	15,005	15,149	451,371	59,297	98,946	12,999	98,946	12,999
Prepayments and other current assets	3,496	823	12,559	1,650	35,300	4,637	35,300	4,637
Non-current assets:
Property and equipment, net	1,338	6,876	36,491	4,794	87,256	11,463	87,256	11,463
Total assets	19,862	26,034	504,804	66,317	1,151,838	151,319	1,151,838	151,319
Current liabilities:
Deferred revenue	—	—	136,712	17,960	219,826	28,879	219,826	28,879
Payables and accrued expenses	594	3,249	47,044	6,180	55,657	7,312	55,657	7,312
Advance from distributors	—	—	52,615	6,912	63,443	8,335	63,443	8,335
Dividends payable	—	—	—	—	—	—	756,247	99,349
Total current liabilities	594	3,249	238,867	31,380	349,073	45,858	1,105,319	145,207
Total shareholders’ equity	19,268	22,785	249,862	32,825	782,221	102,671	25,974	3,412
Total liabilities and shareholders’ equity	19,862	26,034	504,804	66,317	1,151,838	151,319	1,151,838	151,319

(1)	The balance sheet items in these columns are presented on a pro forma basis, adjusted as if cash dividends of RMB167.5 million (US$22.0 million), which we distributed to shareholders on August 13, 2007, and of RMB588.8 million (US$77.4 million), which we intend to declare in the future, were payable as of June 30, 2007.

	For the quarter ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Summary Operating Data

Quarterly average concurrent users (in thousands)	51	163	271	395	450	515
Quarterly peak concurrent users (in thousands)	120	320	558	755	874	1,073
Quarterly active paying players (in thousands)	143	602	698	787	986	1,248
Quarterly average revenues per user (in Renminbi)	84	117	220	220	320	295

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations if they actually occur. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our limited operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.

We began to offer our first product, the free-to-play MMO game ZT Online, on a commercial basis in January 2006. We currently expect to commercially launch two additional free-to-play MMO games, Giant Online and King of Kings III, or K III, in the fourth quarter of 2007 and in 2008, respectively. We presently expect the substantial majority of our net revenues to continue to be generated by free-to-play games. The free-to-play model is a prevalent, but still relatively new model in the PRC market. As a result, we have a limited operating history upon which you can evaluate our business. We also may not have sufficient experience to address the risks frequently encountered by young companies using new and unproven business models and entering emerging and rapidly evolving markets, including the online game market in China. These risks may include our potential failure to:

•	retain existing players and attract new players for our online games;

•	develop, acquire or license additional online games that are appealing to players;

•	anticipate and adapt to changing player preferences;

•	adapt to competitive market conditions;

•	continue generating net revenues from the free-to-play model of the majority of our games;

•	respond in a timely manner to technological changes or resolve unexpected network interruptions;

•	adequately and efficiently operate, upgrade and develop our transaction and service platform;

•	comply with changes to regulatory requirements;

•	maintain adequate control of our costs and expenses; or

•	attract and retain qualified personnel.

If we are unsuccessful in addressing any of the risks listed above, our business may be adversely affected.

We have been, and will likely continue to be, substantially dependent on one online game, ZT Online, which accounted for all of our historical net revenues. Any reduction in ZT Online’s player base or any decrease in its popularity could materially and adversely affect our business, financial condition and results of operations, and any change in the accounting policies relating to that game could cause our online game revenues to fluctuate.

Since inception, sales of virtual value-added products and services related to ZT Online have accounted for all of our net revenues. Although we currently plan to introduce ZT Online PTP and Giant Online in the fourth quarter of 2007, and intend to commercially launch another MMO game in China in 2008, we expect to continue to derive most of our net revenues from ZT Online in 2007 and 2008. Our business will therefore remain highly sensitive to the profitability and popularity of ZT Online, and any reduction in the ZT Online player base or any decrease in its popularity in China due to competition with our other online games or those of third parties or otherwise could materially and adversely affect our business, financial condition and results of operations. Furthermore, any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to ZT Online could prevent and otherwise deter players from making purchases of virtual products and services. This could also materially and adversely affect our business, financial condition and results of operations.

With respect to those virtual products that we sell that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use, our accounting policies require us to recognize the related revenue over the estimated lifespan of that virtual product as determined by historical player usage patterns and playing behavior. In some cases, this period can be as long as the estimated lifespan of the game, which in the case of ZT Online is presently four years from January 2006 for accounting purposes. We continuously monitor the useful life of each type of virtual product we sell and of our games, and will adjust these as appropriate. Any such adjustment may cause our revenues to be recognized over a significantly different time period, and may cause our net revenues to fluctuate from prior periods.

We will also need to expend considerable resources to ensure ZT Online’s continued success. To maximize the lifespan of an online game, which we believe is typically four years for successful games and two to three years for most other games, it is necessary to continuously improve and update the game on a timely basis with new features that appeal to players. We may fail to develop improvements, updates and/or enhancements on a timely basis, if at all. Any such failure may cause the game to lose popularity, which could result in lower net revenues and materially and adversely affect our business, financial condition and results of operations.

If we are unable to develop, purchase or license additional online games that are attractive to players and result in overall revenue growth, our business, financial condition and results of operations may be materially and adversely affected and our ability to recover related product development costs, purchase costs or licensing fees may become limited.

In order to maintain our long-term profitability and financial and operational success, we must continually develop, purchase or license new online games that are attractive to players to replace our existing online games as they reach the end of their useful economic life. To date, we have only commercially launched one online game, ZT Online, which has accounted for all of our historical net revenues. We intend to commercially launch ZT Online PTP and Giant Online, our second and third internally developed games, in the fourth quarter of 2007, and K III, the rights to which we purchased from a third party, in 2008. Our new MMO games may not be released on time, may not be profitable or popular among online game players in China and may attract players away from ZT Online. In particular, since ZT Online PTP shares the same basic plot and features as ZT Online, it may be more effective in attracting away players from ZT Online. If our newly introduced games fail to attract new players and result in increased online game revenues, our business, financial condition and results of operations may be materially and adversely affected.

The success of our internally developed games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences and continually make technical advances in our platform. Developing games internally requires substantial initial investment prior to commercial launch of the games as well as a significant commitment of future resources. In addition, our ability to purchase or license successful online games will depend on their availability at acceptable terms, including price, our ability to compete effectively against other potential purchasers or licensees to attract the developers of these games, and our ability to obtain government approvals required for the purchase or licensing and operation of these games.

The games that we develop, purchase or license may not be attractive to players, may be viewed by the regulatory authorities as not complying with content restrictions, may not be launched as scheduled or may not compete effectively with our competitors’ games. Additionally, new technologies in our competitors’ online game programming or operations could render our games obsolete or unattractive to players, thereby limiting our ability to recover related product development costs, purchase costs and licensing fees. If we are not able to develop, purchase or license successfully online games appealing to players, our future profitability and growth prospects will decline.

Our new online games may attract away players of our established games, which could materially and adversely affect our business, results of operations and financial condition.

We commercially launched ZT Online in January 2006, and intend to commercially launch two additional MMO games, ZT Online PTP and Giant Online, in the fourth quarter of 2007 and one additional MMO game, K III, in 2008. Our new online games may attract away players of our established games. This would decrease our established games’ number of concurrent users, which could make these games less attractive to other players. Furthermore, if former players of our established games spend less money to purchase virtual products and services or playing time on our new online games than they would have spent if they had continued playing our established games, our business, results of operations and financial condition could be materially and adversely affected. For example, we intend to cap expenditures on virtual products and services in Giant Online at RMB15 per week for players with characters that are of a lower experience level and RMB30 per week for players with characters that are of a higher experience level. If players of ZT Online, which does not have an expenditure cap, decide to play Giant Online instead, our ability to generate net revenues from those players will be more limited.

We and our games have been, and in the future may be, subject to negative publicity, which may discourage people from playing our games and adversely affect our business, financial condition, results of operations and prospects.

ZT Online has developed a large player base since its commercial launch in January 2006, and has therefore been the subject of a large volume of media reports and communications on the Internet by players as well as bloggers and other online commentators, some of which have been negative. In April 2006, for example, certain players discovered and publicized the fact that a promotional contest organized by several of our employees in April 2006 to promote ZT Online was fabricated and no prizes were in fact awarded. Although we subsequently penalized the employees involved, including terminating the employment of those directly involved, the underlying incident and its widespread reporting may still have resulted in certain players deciding not to play ZT Online. ZT Online has also been the subject of criticism relating to technical problems affecting the game from time to time. Some media reports and Internet postings regarding us, our chairman and our games have been false or misleading. Although we take steps to refute and correct this false and misleading information when it comes to our attention, these efforts may not be successful. Negative publicity about our games may lead players to stop playing those games, and might also make them less willing to play any future games that we introduce, all of which could materially and adversely affect our business, financial condition, results of operations and prospects.

We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.

The online game industry in China is highly competitive. Our MMO games mainly compete with certain MMO games developed and/or operated in China, including Fantasy Westward Journey, developed and operated by NetEase.com, Inc.; World of Warcraft, developed by Blizzard Entertainment and operated by The9 Limited in China; Tian Long, developed and operated by Sohu.com Inc.; Zhu Xian, developed and operated by Perfect World, Co., Ltd. and MIR, developed and operated by Shanda Interactive Entertainment Limited. Our principal competitors also include online game companies such as CDC Corporation, Kingsoft Corporation, Nineyou International Limited, Tencent Holdings Ltd. and Webzen Inc. Furthermore, we expect companies from more developed gaming markets, such as the United States and South Korea, to continue to enter into the online game industry in China.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand name recognition, larger international player bases and significantly greater game development, technical, financial and marketing resources than we have. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, more well established and well financed companies and therefore obtain greater financial, marketing and development and licensing resources than we have. This may allow them to devote greater resources than we can to the development and promotion of new online games and technologies similar to or better than our own. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. In addition, our existing and potential international competitors may establish cooperative relationships among themselves or with our local competitors. This may significantly enhance their competitiveness in the online game industry in China. New and increased competition may result in larger discounts demanded by our distributors, or price reductions in our virtual products and services, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, increased competition in the online game industry in China could make it difficult for us to retain and expand our existing player base, which could reduce the number of dedicated players and players with high disposable incomes that play our games and from whom we derive most of our net revenues. If we are unable to compete effectively in the online game market in China, our business, financial condition and results of operations would be materially and adversely affected.

Our operating results fluctuate from period to period, making them difficult to predict. Our operating results for a particular period could fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, resulting in a decrease in the price of our ADSs.

Our operating results from period to period are highly dependent upon, and will fluctuate, based on the following factors:

•

the availability, quality and playability of our games. For example, we believe that our ARPU did not increase in the quarter ended December 31, 2006 mainly as a result of our introduction in November 2006 of a “cross-shard playability” function to ZT Online that resulted in certain temporary technical difficulties;

•

the period of time over which we recognize revenue for some of our virtual products in our free-to-play games, which in certain cases is based on the estimated lifespan of our virtual products, which may be adjusted from time to time;

•	the number of games that we and our competitors offer players, and our respective pricing;

•

changes in our game rules and the corresponding impact on player behavior and purchasing patterns. For example, our changes to rules governing ZT Online’s popular virtual insurance policy promotion in May 2007 led to both a decrease in our monthly average concurrent users in June 2007 and a decrease in ARPU for the quarter ended June 30, 2007;

•	the quality, variety, popularity and mix of virtual products and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	game development costs and licensing or royalty payments for games potentially licensed in the future;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts; and

•

seasonality of our sales and revenue recognition, during and around the Chinese New Year holidays in the first quarter, the Labor Day holidays in the second quarter, and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games.

Due to these and other factors, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance. If our operating results for any period fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, the price of our ADSs is likely to decrease.

Our limited resources may affect our ability to manage our growth.

Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems, and resources. For example, in the period following the commercial launch of our first online game in January 2006 to June 2007, our total employees increased from approximately 200 to over 750. We intend to increase our employee headcount even further, by increasing our number of sales and marketing and customer service representatives. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We may be unable to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategies, which would materially and adversely affect our business, financial condition and results of operations.

We are pursuing a number of growth strategies, including developing new and/or enhanced online games and related products and services to attract more players, expanding our distribution and sales and marketing networks, strengthening our technology and operational platforms, enlarging our product development team and expanding our markets outside of China. Pursuing these strategies may require us to expand our operations through internal development efforts and through partnerships, joint ventures and acquisitions. Some of these strategies relate to new services or products for which there are no established markets in China, or relate to services or products in which we lack experience and expertise. We may not achieve our growth strategies on a commercially viable basis, in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

We may not sustain our recent growth rate or profitability.

We have experienced significant revenue growth in a relatively short period of time. After commercially launching our first game in January 2006, our net revenues for 2006 reached RMB408.5 million (US$53.7 million), and grew by 734.2% from RMB82.4 million in the six months ended June 30, 2006 to RMB687.4 million (US$90.3 million) in the same period in 2007. We may not sustain similar revenue growth in future periods. Our net income has also increased rapidly. We achieved net income of RMB244.6 million (US$32.1 million) in 2006 and a net profit margin of 59.9%. Our net income grew by 1,077.7%, from RMB43.5 million in the six months ended June 30, 2006 to RMB512.3 million (US$67.3 million) in the same period in 2007, with our net profit margins increasing from 52.8% to 74.5%. We may not sustain similar net income growth or profitability in future periods due to a number of different factors, including, among others, the greater difficulty of growing at sustained rates from a larger net revenue base, the need to increase our research and product development expenses in order to develop new games, the potential need to expend greater amounts in order to license or acquire new games, and our inability to prevent our other costs and operating expenses from increasing. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

Our business may be materially harmed if we do not feature our games in a sufficient number of Internet cafés in China.

A substantial number of players access our game through Internet cafés. Due to limited space on their computer hard drives, Internet cafés generally only feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a recent nationwide suspension of approval for the establishment of new Internet cafés in 2007. We take steps to ensure that our games are featured in a sufficient number of Internet cafés, including maintaining good relationships with Internet café administrators, requiring our distributors to maintain a sales presence in a wide range of Internet cafés and general sales and marketing efforts. If we fail to maintain good relationships with Internet café administrators, or if we and/or our distributors fail to successfully persuade Internet cafés to feature our online games on their computers, our business, financial condition and operating results may be materially and adversely affected.

The limited use of PCs in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

Although the use of PCs in China has increased in recent years, the penetration rate for PCs in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of PCs and the introduction and expansion of broadband access, the cost of personal Internet access remains relatively high in comparison to the average per capita income in China. In addition, the PRC government has promulgated a number of regulations to curb the growth of Internet cafés. See “—Intensified government regulation of Internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.” The limited use of PCs in China, the relatively high cost of personal Internet access and increased restrictions on Internet cafés may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of players that play our online games and materially and adversely affect our business, financial condition and results of operations.

We rely on our nationwide distribution network for a significant portion of our net revenues. Failure to maintain good relationships with our distributors could materially disrupt our business and harm our net revenues.

Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to customers in China as in the United States. As a result, although we make our prepaid game cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2006 and the six months ended June 30, 2007, 85% and 91%, respectively, of our sales proceeds were generated through sales of prepaid game cards to our distributors. Our largest distributor accounted for 4.5% and 4.9%, respectively, of our sales proceeds in 2006 and the six months ended June 30, 2007. Maintaining relationships with existing distributors may be difficult and time-consuming. Although we typically enter into annual contracts with our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. Our failure to maintain good relationships with our distributors could restrict our sales channels or encourage our distributors to seek to distribute our competitors’ products, each of which could materially disrupt our business and harm our net revenues. Furthermore, our growth strategy entails expanding our distribution network, which may be difficult to achieve in a timely manner or at all.

We may be unable to effectively manage our nationwide distribution network. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distribution network, may harm our games’ reputation and may result in decreased net revenues.

We have limited ability to manage the activities of our distributors, who are independent from us. In addition, our distributors and the Internet cafés and other outlets in which they sell our prepaid game cards may violate our distribution agreements or the sales agreements between our distributors and the retail outlets. Such violations may include, among other things:

•	failure to meet minimum sales targets or penetration targets, or failure to maintain minimum price levels for our prepaid game cards in accordance with our distribution agreements;

•

failure to properly promote our online games in local Internet cafés and other important outlets, or failure to cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our prepaid game cards outside their designated territories, possibly in violation of the exclusive distribution rights that we have granted to other distributors.

Some of our distributors have committed such types of violations in the past, which resulted in our terminating our existing distribution agreements with the offending parties. If we decide to fine, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets, our ability to effectively sell our prepaid game cards in any given territory could be negatively impacted. These and similar actions could also negatively affect our games and our corporate image, possibly resulting in loss of players and a decline in sales. Additionally, we may be liable in China for legal or regulatory violations by any of our distributors.

We may be subject to administrative fines and other penalties in Taiwan.

In October 2006, we entered into a series of transactions whereby we attempted to obtain a 51% indirect equity interest in Lager Network, the Taiwan-based developer of K III and the graphics engine we use in Giant Online, and holder of the license to operate ZT Online in Hong Kong, Macau and Taiwan. Our Taiwan legal counsel, Lee & Li, advised us that these transactions were void from the outset because of legal and administrative restrictions in Taiwan that apply to ownership of Taiwanese assets by PRC persons. These transactions were subsequently unwound. If the Taiwan regulators were to view our investment in Lager Network as not being void from the outset, we may be required to take further action to unwind our acquisition of Lager Network, and our rights to any consequent equity interests in Lager Network could be suspended, we could be ordered to cease and withdraw our consequent investment in Lager Network within a specified period, and we could be fined for our continued non-compliance. This could materially and adversely affect our business, results of operations and financial condition.

We could be liable for breaches of security of our website and third-party online payment system, which may have a material adverse effect on our reputation and business.

In 2006 and the six months ended June 30, 2007, 15% and 9%, respectively, of our sales proceeds were generated from sales of our game points through a third-party online payment system. In such transactions, secure transmission of confidential information, such as customers’ debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official game website, is essential for maintaining consumer confidence. While we have not experienced any breach of our security measures to date, such current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as result of the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment system that we use. We do not have control over the security measures of our third-party online payment operator, and its security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to secure confidential customer information, which could harm our reputation, ability to attract customers and ability to encourage players to purchase our game points.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. All of the game servers operating our games, and all of the servers handling log-in, billing and data back-up matters for us are hosted and maintained by third party service providers. Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hacking and similar events. For example, a virus has been developed that afflicts computers running ZT Online game software by copying and transmitting players’ passwords. Any network interruption, virus or other inadequacy that causes interruptions in the availability of our online games or deterioration in the quality of access to our online games could reduce our players’ satisfaction and ultimately harm our business, financial condition and results of operations. In addition, any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our network systems and we do not have business interruption insurance.

Some of our players make sales and purchases of ZT Online game accounts and virtual products through third party auction websites, which may have a negative effect on our net revenues; efforts by us to restrict these transactions has resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.

Some of our players make sales and purchases of ZT Online game accounts and virtual products through third party auction websites in exchange for real money. We do not generate any net revenues from these transactions. Accordingly, purchases and sales of ZT Online game accounts or virtual products on third-party websites could lead to decreased sales by us and also put downward pressure on the prices that we charge players for our virtual products and services, all of which could result in lower revenues generated for us by our games. To discourage this behavior, which we believe is inconsistent with the basic principles of our game-playing environment, in May 2007 we changed the rules governing one of our popular promotions that enabled a player to purchase virtual “insurance policies” for his or her character that would pay out virtual gold coins valued at up to five times the purchase price of the insurance policy once his or her character reached a predetermined experience level. Some players would use gold coins earned from these pay-outs to obtain virtual products, and then sell these virtual products to other players using auction websites. We changed the rule so that related pay-outs consist primarily of gold coin vouchers, which can only purchase virtual products that are non-transferable. We believe that this change was the main reason for the subsequent decrease in our monthly average concurrent users, which fell by 14.9% from 553,784 in May 2007 to 471,428 in June 2007. New players may decide not to play our game as a result of this rule change, or if we decide to implement further restrictions on players’ ability to trade in virtual products or game accounts, which could materially and adversely affect our business, results of operations and financial condition.

Furthermore, we have been sued for damages related to the rule change in a local court by a player in Jilin Province, which we plan to defend vigorously. We enter into online contracts with each player establishing a new game account which we believe clearly sets out our right to amend unilaterally our game rules at any point. However, the court may not agree with our position, and may award damages to the plaintiff. While the amount of damages sought in this lawsuit is not significant, an unfavorable judgment against us could subject us to lawsuits from other players seeking damages based on similar claims, the aggregate of which could be substantial. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

Undetected programming errors or defects in our games and the proliferation of cheating programs could materially and adversely affect our business, financial condition and results of operations.

Our online games may contain undetected programming errors or other defects. In addition, parties unrelated to us have in the past, and may again in the future, develop Internet cheating programs that enable our users to acquire superior features for their game characters for which they would otherwise be required to pay or otherwise earn through game play. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could damage our and our games’ reputations and result in players being discouraged from playing our games and purchasing virtual products and services in our games. This could materially and adversely affect our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior management. In particular, we rely on the expertise and experience of Yuzhu Shi, our founder, controlling beneficial owner and chief executive officer, in our business operations and game development, and rely on his personal relationships with our employees, the relevant regulatory authorities, our distributors, our advertising media and Lager Network, the developer of K III and the graphics engine we use in Giant Online and holder of the license to operate ZT Online in Hong Kong, Macau and Taiwan. We do not maintain key-man life insurance for any of our senior management. If one or more of our senior management are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our financial conditions and results of operations may be materially adversely affected, and we may incur additional expenses to recruit and train personnel.

Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system.

Our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, was previously involved in various enterprises, some of which were the subject of claims or legal actions.

Over the past 16 years, our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, previously founded, managed or was substantially involved in various enterprises, including Zhuhai Giant Hi-Tech Group Limited, or Zhuhai Giant, Giant Investment Co., Ltd., or Giant Investment, Shanghai Jiante Shengming Technology Co., Ltd., Shanghai Jiante Bio-Technology Co., Ltd., Ready Finance Limited, Stone Group Holdings Limited and Shanghai Youyuan Gardening Co., Ltd. Zhuhai Giant was founded by Mr. Shi in 1991, and Mr. Shi served as its president from 1992 to 1995. In 1998, Zhuhai Giant engaged in an unsuccessful real estate venture, which caused Zhuhai Giant to cease operations with significant outstanding debts and claims for repayment. Zhuhai Giant settled the majority of these claims through negotiations with the relevant claimants. Three claims remain outstanding, and these claimants have obtained judgments in 2003 against Zhuhai Giant from court rulings in the amounts of RMB1.1 million (US$0.1 million), RMB3.5 million (US$0.5 million) and RMB1.5 million (US$0.2 million). Zhuhai Giant and the claimants are currently discussing settlement of these judgments. In addition, Giant Investment and its subsidiaries were previously the subject of several claims, administrative actions and negative publicity relating to the alleged false advertising of one of its products. Current outstanding claims relating to these enterprises, potential new claims or negative publicity relating thereto could divert Mr. Shi’s attention from the management of our company, discourage investors or lenders from providing capital or loans that we may require in the future or adversely affect the price of our ADSs.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. As a rapidly growing company, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business, which could adversely affect our business and future growth prospects.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to expand our business. We do not, however, have any prior experience integrating any new companies into ours, and we believe that integration of a new company’s operation and personnel will require significant management attention. The diversion of our management’s attention from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

We may pursue acquisitions of companies, technologies and personnel that are complementary to our existing business. However, our ability to grow through future acquisitions or investments or hiring will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions. Since we expect the online game industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities or incurrence of debt, contingent liabilities or impairment of goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and any particular acquisition or investment may not produce the intended benefits.

Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation.

We have historically relied on a combination of trademark and copyright law, trade secret protection and restrictions on disclosure to protect our intellectual property rights. Although we presently enter into confidentiality and invention assignment agreements with most of our employees, in the past we only required more senior employees or those in commercially or technically sensitive positions to do so. We cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology will not otherwise become known to, or be independently developed by, third parties.

We are in the process of registering in China 30 trademarks used in our business. We cannot assure you that any of these trademark applications will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We may be subject to infringement and misappropriation claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. We may be subject to litigation involving claims of patent, copyright or trademark infringement, or other violations of intellectual property rights of third parties. In particular, the patent field covering online games and related technology is rapidly evolving and surrounded by a great deal of uncertainty, and we cannot assure you that our technologies, processes or methods would not be covered by third-party patents, either now existing or to be issued in the future. Future litigation may cause us to incur significant expenses, and third-party claims, if successfully asserted against us, may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

We have no general business insurance coverage, which may result in our incurring substantial costs and the diversion of resources.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to subscribe for such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for legally required automobile liability insurance, we also do not carry any property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources.

Our independent registered public accounting firm, in the course of auditing our consolidated financial statements for the period from November 18, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006 identified several material weaknesses in our internal controls. We may not be able to achieve and maintain an effective system of internal controls over financial reporting, a failure which may prevent us from accurately reporting our financial results or detecting and preventing fraud.

We will be subject to reporting obligations under the U.S. securities laws. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, our independent registered public accounting firm may issue a report indicating that it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a young, private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, when our independent registered public accounting firm audited our consolidated financial statements for the period from November 18, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006 in connection with this offering, they identified material weaknesses related to our control environment and the design of operating controls to prevent and detect financial statement errors; a significant deficiency related to a voided acquisition; and several control deficiencies (each as defined in the standard established by the U.S. Public Accounting Oversight Board). Any of these weaknesses or deficiencies could, in the judgment of our independent registered public accounting firm, adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our financial statements.

The material weaknesses related to our control environment consisted of:

•	a lack of sufficient accounting personnel with U.S. GAAP and SEC reporting experience;

•	inadequate controls for establishing and maintaining an oversight function and communication of internal controls, policies and procedures; and

•	a lack of effective monitoring activities to prevent and detect misstatements in our accounts and our financial statements.

Our accounting firm also identified control deficiencies that, in the aggregate, constituted a material weakness in the design of operating controls to prevent and detect financial statement errors. Examples of financial statement errors that were detected include (i) improper recording of liabilities related to the understatement of purchases of fixed assets of RMB0.2 million (US$26,274) as of December 31, 2004 and RMB9.3 million (US$1.2 million) as of December 31, 2006 and under-accrual of operating expenses for the period from November 18, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006 of RMB0.2 million (US$22,070), RMB0.1 million (US$15,239) and RMB7.2 million (US$0.9 million), respectively; (ii) failure to make appropriations of net profits to PRC statutory reserves in the amount of RMB43.9 million (US$5.8 million) in 2006; (iii) improper classification of certain account balances in 2006, including long-term loans of RMB16.1 million (US$2.1 million) which were improperly classified as current liabilities and deferred expenses of RMB3.4 million (US$0.4 million) which were not offset against other payables although a right of offset existed, resulting in an overstatement of both assets and liabilities; and (iv) ineffective controls over the approval of related-party advances (described below). These errors were not initially detected through our internal control over financial reporting, but were identified by our accounting firm and required adjustment to our financial statements.

In the first half of 2007, RMB900.0 million in interest-free advances were made by our wholly owned subsidiary, Zhengtu Information, and our affiliated entity, Giant Network, to an entity controlled by Yuzhu

Shi, our chairman, chief executive officer and controlling beneficial owner. These advances were made without sufficient prior input from PRC legal counsel and will cause us to incur significant compensation expenses in 2007.

The significant deficiency identified by our independent registered public accounting firm related to our failure to properly conduct due diligence to determine whether our acquisition of an interest in a Taiwanese company was in compliance with relevant Taiwanese laws. That transaction was subsequently determined to be null and void from the outset. See “—We may be subject to administrative fines and other penalties in Taiwan.” Our control deficiencies include a need for better inventory controls; improved transfer pricing and share-based compensation analysis and procedures; improved controls over our maintaining legal documents; and additional controls relating to our IT network.

If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting is necessary for us to produce reliable financial reports and is important to help detect and prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. A more sophisticated Internet infrastructure may not be developed in China. We or the players of our online games may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this prospectus, we have granted to Lager Network the license to operate ZT Online in Hong Kong, Macau and Taiwan. We may further license our existing and new games in other countries and regions. The offering of our games in the international markets could expose us to a number of risks, including:

•	difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our games in, international markets;

•	difficulties in maintaining the reputation of our company and our games, given that our games are operated by licensees in the international markets pursuant to their own standards;

•	difficulties in and costs of protecting our intellectual property rights internationally;

•

difficulties and costs relating to compliance with the different commercial and legal requirements of the international markets in which we offer our games, such as game import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

Risks Related to the Regulation of Our Business

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes could significantly harm our business or limit our ability to operate.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for this offering and the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation includes provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Grandall Legal Group (Shanghai), has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006:

•	currently, the CSRC has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus shall be subject to these new procedures; and

•

in spite of the above, given that we completed our restructuring before September 8, 2006, the effective date of the new regulation, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by subsequently promulgated rules of the CSRC.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for this offering, we may need to apply for a remedial approval from the CSRC and may be subject to certain administrative punishments or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding these CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our operations.

Foreign ownership in Internet content providers, which includes online games, is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access and the operation of online games through strict business licensing requirements and other laws and regulations, which also include limitations on foreign ownership in PRC companies that provide Internet content. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any Internet content provider. In addition, foreign and foreign-invested enterprises are currently not able to apply for the required licenses for operating online games in China.

Because we are a Cayman Islands company, we and our PRC subsidiary are treated as foreign or foreign-invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we operate our online games in China through a series of contractual arrangements entered into between our PRC subsidiary, Shanghai Zhengtu Information Technology Co., Ltd, or Zhengtu Information, and Shanghai Giant Network Technology Co., Ltd, or Giant Network, which is beneficially owned by certain of our officers and directors and other individuals, all of whom are PRC citizens. Giant Network holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Shanghai Municipal Information Commission, a local branch of the Ministry of Information Industry, which allows Giant Network to provide Internet content distribution services in Shanghai. This license is essential to the operation of our business.

We have entered into contractual arrangements with Giant Network pursuant to which Zhengtu Information, our wholly owned subsidiary, provides technical support and an exclusive software license to Giant Network. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Giant Network and, accordingly, we consolidate its historical results in our financial statements. For detailed descriptions of these contractual arrangements, see “Our Corporate Structure” and “Related Party Transactions.”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of the law. For example, on July 26, 2006, the Ministry of Information Industry publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, dated July 13, 2006, or the MII Notice, which reiterates certain provisions under China’s Administrative Rules on Telecommunications Enterprises prohibiting a domestic company that holds an ICP license from renting, transferring or selling a telecommunications license to a foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecom business illegally in China. There is currently no official interpretation or implementation practice under the MII Notice. It remains uncertain how the MII Notice will be enforced and whether or to what extent the MII Notice may affect the legality of the corporate and contractual structures adopted by online game companies that operate in China, such as ours. We have made inquiries with officials at the Ministry of Information Industry but have not yet been able to obtain a definitive answer regarding implementation of the MII Notice and any implications for the legality of our corporate and contractual structures. If our corporate and contractual structures are deemed by the Ministry of Information Industry to be illegal, either in whole or in part, we may have to modify such structures accordingly to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if the past or current ownership structures, contractual arrangements and businesses of our company, Zhengtu Information or Giant Network are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Zhengtu Information or Giant Network, which are essential to the operation of our business;

•	levying fines;

•	confiscating our income or the income of Zhengtu Information or Giant Network;

•	shutting down our servers or blocking our website;

•	discontinuing or restricting our operations or the operations of Zhengtu Information or Giant Network;

•	imposing conditions or requirements with which we, Zhengtu Information or Giant Network may not be able to comply;

•	requiring us, Zhengtu Information or Giant Network to restructure the relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could materially and adversely affect our business, financial condition and results of operations.

The contractual arrangements with our affiliated Chinese entity and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with Giant Network and its shareholders in China to operate our business. For a description of these contractual arrangements, see “Our Corporate Structure” and “Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us control over Giant Network. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of Giant Network, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Giant Network or its shareholders fails to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if any of Giant Network’s shareholders refuses to transfer its equity interest in Giant Network to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if any of those individuals otherwise act in bad faith towards us, we may have to take legal action to compel it to fulfill its contractual obligations. In addition, as Giant Network is jointly owned by its shareholders, it may be difficult for us to change our corporate structure or to bring claims against it or its shareholders if any of them fails to perform their obligations under the related contracts or does not cooperate with any such actions by us.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, which relate to critical aspects of our operations, we may be unable to exert effective control over Giant Network and our ability to conduct our business may be negatively affected.

The contractual arrangements entered into among our PRC subsidiary, our affiliated entity and its shareholders may be subject to audit or challenge by the PRC tax authorities; a finding that our PRC subsidiary or our affiliated entity owes additional taxes could substantially reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Zhengtu Information, our PRC subsidiary, Giant Network, our affiliated entity, and Giant Network’s shareholders do not represent arm’s-length prices and adjust any of their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, a reduction of expense deductions recorded by Zhengtu Information or Giant Network or an increase in taxable income, all of which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Zhengtu Information or Giant Network for under-paid taxes.

The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition.

Zhengtu Information and Giant Network are each registered as both “high technology enterprises” and as “software development enterprises” in the Caohejing Economic Development Zone of Xuhui District of Shanghai, where they are entitled to a preferential enterprise income tax rate of 15%. Furthermore, under present PRC tax laws and regulations, as software development and high technology enterprises, starting in 2006 they each enjoy a two-year exemption from enterprise income tax followed by a three-year 50% reduction in their enterprise income tax rate. The qualification to be a software development enterprise is subject to annual assessment. If PRC law were to phase out the preferential tax benefits indicated above, or if we were to be deemed not qualified in the past or no longer qualified for these preferential tax benefits in the future, we would be subject to the standard statutory tax rate, which currently is 33%, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate. Without our preferential tax holidays and concessions, in 2006 and the six months ended June 30, 2007 we would have to pay approximately RMB148.3 million (US$19.5 million) and RMB196.6 million (US$25.8 million), respectively, in PRC taxes. Furthermore, it is probable that Giant Network will not qualify as a software development enterprise for 2007, because many of its employees and assets, including the right to operate ZT Online, have been transferred to Zhengtu Information. Giant Network’s failure to qualify as a software development enterprise would result in additional income tax expenses of RMB10.1 million (US$1.3 million) for the six months ended June 30, 2007. Because we intend to adjust the service and royalty fees paid by Giant Network to Zhengtu Information to minimize the income tax expenses incurred by Giant Network for the year ended December 31, 2007, we have recognized a deferred tax asset for the six months ended June 30, 2007. As a result, we have recognized no income tax expenses for the six months ended June 30, 2007. However, we may be unable to avoid incurring these additional income tax expenses. Loss of preferential tax benefits would have material and adverse effects on our results of operations and financial condition.

On March 16, 2007, the National People’s Congress of China enacted a new tax law, or the New Tax Law, under which enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The New Tax Law will become effective on January 1, 2008.

The New Tax Law, however, permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. The New Tax law also permits high technology enterprises supported by the PRC government to enjoy a reduced enterprise income tax rate of 15%, but it does not specify which high technology enterprises will be eligible for special support from the government. Zhengtu Information and Giant Network obtained high technology enterprise status in November and October of 2006, respectively. Such status is valid for two years and is renewable upon review and approval by the Science and Technology Commission of Shanghai Municipality. Because the detailed implementation rules for the New Tax Law have not yet been promulgated, Zhengtu Information and Giant Network may not be classified as high technology enterprises and may be unable to continue to be entitled to the preferential enterprise income tax rate of 15% after the transition period expires. If either of Zhengtu Information or Giant Network fails to maintain its status as a high technology enterprise or fails to qualify for special support from the PRC government, it will be subject to the 25% unified enterprise income tax rate beginning in 2011 after its current preferential tax treatment expires.

The New Tax Law provides that an income tax rate of 20% will normally be applicable to dividends from Zhengtu Information to us and does not specifically exempt withholding tax on dividends payable to foreign investors. Although the PRC Enterprise Income Tax Law provides for the possibility of withholding tax exemption or reduction for China source income, the details have not been published. Furthermore, the ultimate tax rate will be determined by treaty between China and the British Virgin Islands, where Eddia International Group Limited, our wholly owned subsidiary and the direct holder of Zhengtu Information, is incorporated. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

In addition, we have been receiving government financial incentives based on business and individual taxes paid by us, and expect to continue to receive them through December 31, 2014. We recognize income from these incentives in our consolidated statements of operations and comprehensive income (loss) as other income, net when received because there are no conditions or performance-based obligations attached to these incentives other than our continued registration in our present district in Shanghai and they are not subject to refund. These incentives were granted by the Shanghai local government, and may be deemed inappropriate by the central government. In 2006, we received financial incentives totalling RMB1.6 million (US$0.2 million). We may not continue to receive these incentives, the loss of which may have an adverse effect on our net income.

Under a recently promulgated PRC tax law, we may be classified as a “resident enterprise” of the PRC. Such classification would likely result in negative tax consequences to us and our non-PRC shareholders.

Under the New Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to enterprise income tax at the rate of 25% on its global income. The New Tax Law, however, does not define the term “de facto management bodies.” All of our management is currently located in the PRC, and if they remain located in the PRC after January 1, 2008, which is the effective date of the PRC Enterprise Income Tax Law, Giant Interactive Group Inc. may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% of its global income. In that case, dividends paid by us to our non-PRC shareholders may be subject to a withholding tax. The New Tax Law provides that an income tax rate of 20% will normally be applicable to dividends payable to foreign investors and does not specifically exempt withholding tax on dividends payable to foreign investors. Although the PRC Enterprise Income Tax Law provides for the possibility of withholding tax exemption or reduction for China source income, the details have not been published. Because the implementing rules of the New Tax Law have not been issued, it is unclear at this time whether any other negative tax consequences will result from our classification as a PRC resident enterprise.

Intensified government regulation of Internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.

Starting in 2001, the Chinese government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. In February 2007, 14 PRC national government authorities, including the Ministry of Information Industry, the Ministry of Culture and the General Administration of Press and Publication, jointly issued a notice suspending nationwide approval for the establishment of new Internet cafés in 2007 and enhancing the punishment for Internet cafés admitting minors. This suspension may continue indefinitely. Furthermore, the Chinese government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés.

As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China will limit our ability to maintain or increase our net revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game industry in China is highly regulated by the Chinese government. Various regulatory authorities of the Chinese central government, such as the State Council, the State Press and Publication Administration, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain various permits or approvals from different regulatory authorities in order to operate online games. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online game operator must also obtain a license from the Ministry of Culture and a license from the State Press and Publication Administration in order to distribute games through the Internet. We do not hold an Internet publishing license, as issuances of such licenses have been temporarily suspended by the State Press and Publication Administration. Therefore, we are currently publishing online games through third-parties who own publishing licenses, a practice that we believe our competitors and other entities in China currently engage in. Additionally, in connection with Giant Network’s recent name change, we will be required to update Giant Network’s name on various permits and licenses. If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

In addition to the aforementioned business and operational licenses required for online game operators, we are required to obtain game content approval from the Ministry of Culture for Giant Online, which we expect to commercially launch in the fourth quarter of 2007. We are already in the process of obtaining this approval. For K III, which we expect to commercially launch in 2008, there is an additional set of regulatory requirements with which we must comply. This includes obtaining game content approval from the Ministry of Culture, completing registration with MOFCOM and the State Copyright Bureau of related transfer agreements signed with Lager Network, obtaining a software product registration certificate from the Ministry of Information Industry, and obtaining a publication approval from the PRC General Administration of Press and Publication. Any failure by us to obtain these permits or approvals may cause us to suspend operation of our online games, or otherwise cause us to incur penalties, including fines and restrictions on or discontinuation of our operations, which could materially and adversely affect our business, financial condition and results of operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that may arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online games industry. For example, we may be required to obtain an inter-regional ICP license in order to operate online games in multiple provinces, autonomous regions and centrally administered municipalities. While we believe that, we are in compliance with all applicable Chinese laws and regulations currently in effect with the exception of the inter- regional ICP license and those the violation of which has been disclosed in this prospectus or would not otherwise have an adverse effect on Zhengtu Information and Giant Network as a whole, we cannot assure you that we will not be found in violation of any current or future Chinese laws and regulations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our websites.

In recent years, the Chinese government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, ICPs and Internet publishers are prohibited from posting or displaying over the Internet content that contradicts the fundamental principles of China’s Constitution; compromises state security, divulges state secrets, subverts state power or damages national unity; harms the dignity or interests of the state; incites ethnic hatred or racial discrimination or damages inter-ethnic unity; sabotages China’s religious policy or propagates heretical teachings or feudal superstitions; disseminates rumors, disturbs social order or disrupts social stability; propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or includes other content prohibited by laws or administrative regulations. Any person that fails to comply with these requirements may have its ICP license and other required licenses revoked and its websites shut down. In the past, failure to comply with these requirements has resulted in the closure of some websites. Website operators may also be held liable for censored information displayed on, retrieved from or linked to their websites. We believe that we are currently in compliance with the regulations and policies mentioned above. However, the Chinese government authorities may not take a view that is consistent with ours.

The Ministry of Information Industry has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of Chinese laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the Chinese government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other ICPs linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

Regulations relating to offshore investment activities by PRC residents may increase our administrative burdens and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

A regulation was promulgated by the PRC State Administration of Foreign Exchange, or SAFE, in October 2005 that requires registration with the local SAFE in connection with direct or indirect offshore investment by PRC residents. The regulation applies to our shareholders who are PRC residents and also applies to our offshore acquisitions.

The SAFE regulation retroactively requires registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange.

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings as required under this regulation. However, as a result of uncertainty concerning the reconciliation of the new regulation, it remains unclear how the regulation, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We understand that due to ambiguities in SAFE registration procedures for registering PRC residents’ shares obtained from exercise of share options in an unlisted offshore company, six PRC individuals who recently exercised their options to purchase our ordinary shares in accordance with our Employee Share Option Scheme are currently unable to register their share ownership with Shanghai SAFE. These individuals are actively communicating with Shanghai SAFE to seek alternative solutions. We do not expect that the inability by those individuals to register share ownership with Shanghai SAFE will have a material adverse effect on our business. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Our business may be adversely affected by public opinion and government policies in China.

Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on young people. Due primarily to such adverse public reaction, regulators in China have tightened their regulation of Internet café operations through, among other things, suspending the issuance of new operating licenses and further reducing the hours during which the Internet cafés are permitted to remain open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce age limits and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our player base. Moreover, any adverse public reaction to the online game industry may discourage players from spending too much time playing our online games, which could limit the growth of or reduce our net revenues. In addition, it is also possible that the Chinese government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

Our operations may be adversely affected by implementation of new fatigue-related regulations.

The Chinese government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. Recently eight PRC government authorities, including the State Press and Publication Administration, the Ministry of Education and the Ministry of Information Industry issued a notice requiring all Chinese game operators to adopt a “fatigue system” in an effort to curb addiction to online games by minors. Under the Fatigue System, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which players are minors. We currently do not permit juvenile players to play our online games. If these restrictions are expanded to apply to adult players in the future, it could have a material and adverse effect on our business, financial condition and operating results.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiary, which could restrict our ability to act in response to changing market conditions.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, Zhengtu Information, and our affiliated entity, Giant Network. We rely on dividends and other distributions from Zhengtu Information to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiary to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhengtu Information to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, our subsidiary may only pay dividends after 10% of its after-tax profits has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. Such cash reserve may not be distributed as cash dividends. Zhengtu Information is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to its shareholders. In addition, if our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our operating subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future, the calculation of which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC subsidiary to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiary could restrict our ability to act in response to changing market conditions.

Risks Relating to China

Our operations may be adversely affected by changes in China’s economic, political and social conditions.

Substantially all of our business operations are conducted in China and substantially all of our net revenues are derived from our sale of virtual products and services in our online games in China. Accordingly, our results of operations, financial condition, and future prospects are subject to a significant degree to economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operation may be adversely affected by changes in tax regulations applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our results of operational and financial condition.

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for online games will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC subsidiary, Zhengtu Information, is a foreign-invested enterprise incorporated in China. It is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the online game industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

There are currently no laws or regulations in the PRC governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have relating to the loss of virtual assets.

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our players’ game characters, are acquired and accumulated. Such virtual assets can be highly valued by online game players and in some cases are traded between players for actual money or real assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service or by a network crash. There are currently no PRC laws and regulations governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In the event of a loss of virtual assets, we may be sued by players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.

Restrictions on the convertibility of Renminbi into foreign currencies may limit our ability to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

Substantially all of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced regulations in 1996 to allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the prospectus.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a Chinese court based on U.S. federal securities laws or otherwise. Moreover, our PRC legal counsel, Grandall Legal Group (Shanghai), has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Any future outbreak of avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations and reduce the market for our products and services.

Adverse public health epidemics or pandemics could disrupt businesses and national economies in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu, with the potential to be as disruptive if not more disruptive than SARS. Any recurrence of the SARS outbreak, an avian flu outbreak, or development of a similar health hazard in China, may disrupt consumer spending. In addition, health or other government regulation may require temporary closure of our offices and operations or of the third party service providers that host and maintain our servers. Lastly, such outbreak may cause the sickness or death of our key management and employees. Any of such occurrences would adversely affect our business and results of operations.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 10.2% appreciation of the RMB against the U.S. dollar between July 21, 2005 and October 16, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. We have applied for the listing of our ADSs on the New York Stock Exchange. A liquid public market for our ADSs may not develop. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors. The price at which the ADSs are traded after this offering may decline below the initial public offering price, meaning you may experience a decrease in the value of your ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations.

Future sales or perceived sales of ADSs or ordinary shares by existing shareholders could cause our ADS price to decline.

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market after the 180-day contractual lock-up period, and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ordinary shares could decline below the initial public offering price. Upon closing of this offering, we will have 258,980,800 outstanding ordinary shares. This includes 1,923,077 ordinary shares issued to Standard Chartered as part of its investment in our ordinary shares, assuming a price per ADS of US$13.00, the mid-point of the estimated range of the initial public offering price. See “Underwriting—Standard Chartered Investment.” Of our total outstanding shares, only ADSs sold in this offering will be freely tradable, without restriction, in the public market. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG, on behalf of the underwriters, may, in their sole discretion, permit our officers, directors, employees and current shareholders to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements pertaining to this offering expire (180 days or more from the date of this prospectus), all of our outstanding shares will be eligible for sale in the public market, but they will be subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, the 12,973,000 ordinary shares subject to outstanding options under our 2006 Employee Option Scheme will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our ADSs will be substantially higher than the book value per share of the outstanding ordinary shares after this offering. Therefore, based on an assumed initial public offering price of US$13.00 per ADS, if you purchase our ADSs in this offering, you will suffer immediate and substantial dilution of US$10.45 per ADS (assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other expenses of the offering). If outstanding options with respect to our ordinary shares are exercised, you will experience additional dilution. See “Dilution” for more information.

Our corporate actions are substantially controlled by our principal shareholders and their affiliated entities.

After this offering, our principal shareholders and their affiliated entities will own approximately 57.2% of our outstanding ordinary shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. For example, between February 2006 and June 2007, Giant Network and Zhengtu Information made interest-free advances in the total amount of RMB900.0 million to Shanghai Jiante Shengming Technology Co., Ltd., a company controlled by Yuzhu Shi, our controlling beneficial owner. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. shareholders.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. Based on assumptions as to our projections of the value of our outstanding ordinary shares or ADSs during the year and our use of the proceeds of the initial public offering of our ADSs or ordinary shares and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2007, we do not expect to be a PFIC for the taxable year 2007. However, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2007 will not be determinable until the close of the taxable year ending December 31, 2007.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Additionally, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.

If we were classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined in “Taxation—U.S. Federal Income Taxation”), you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or ordinary shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements. We cannot assure you that we will not be a PFIC for 2007 or any future taxable year. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

You may lose some or all of the value of a distribution by the depositary if the depositary cannot convert RMB into U.S. dollars on a reasonable basis at the time of such distribution for regulatory or other reasons.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a practicable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained, the depositary is allowed to distribute RMB only to those ADS holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADS holders who have not been paid. However, it will not invest RMB and it will not be liable for interest. In addition, if the exchange rates fluctuate during a time when the depositary cannot convert RMB at the time of such distribution for regulatory or other reasons, the ADS holders who have not been paid may lose some or all of the value of the distribution.

The sale, deposit, cancellation and transfer of the ADSs issued after an exercise of rights may be restricted under applicable U.S. securities laws.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you if it is lawful and reasonably practicable. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile for specific business reasons. Factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, distributors and suppliers, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

The Cayman Islands courts are unlikely:

•

to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. You should also read “Description of Share Capital—Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.

We are incorporated in the Cayman Islands, and conduct all of our operations in China through our subsidiary and affiliated entity established in China. All of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

As a “controlled company,” we are exempt from certain New York Stock Exchange corporate governance requirements, which may result in our independent directors not having as much influence as they would if we were not a controlled company.

We are a “controlled company” as defined under Section 303A of the Corporate Governance Rules of the New York Stock Exchange, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the New York Stock Exchange corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	our compensation committee must be composed entirely of independent directors; and

•	our corporate governance and nomination committee must be composed entirely of independent directors.

Although we intend to reconstitute our board of directors and to have a majority of independent directors, that may change in the future.

We have not determined a specific use for the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

The costs associated with becoming a public company could reduce our net income and the value of your investment.

Our expected future financial results will be impacted as a result of our becoming a public company. We anticipate initially incurring additional annual general and administrative expenses of approximately US$2.0 million relating to operating as a publicly held company, including compensation and benefit expenses of our executive management personnel, costs associated with annual and quarterly reports to stockholders, costs associated with our compliance with the Sarbanes-Oxley Act of 2002, independent registered public accounting firm fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and director compensation. These additional costs could have a significant impact on our net income and the value of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth and marketing strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and commercialize new online games;

•	market acceptance of our online games;

•	competition from other online game developers and operators;

•	our ability to comply with regulation applying to online games;

•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others;

•	our ability to expand our business through organic growth and strategic acquisitions; and

•	fluctuations in general economic and business conditions in China.

If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

OUR CORPORATE STRUCTURE

Our History

We commenced operations in 2004 through Shanghai Giant Network Technology Co., Ltd., a limited liability company organized under PRC laws. On October 16, 2007 this entity changed its name to Shanghai Giant Network Technology Co., Ltd., or Giant Network.

In order to implement an offshore holding company structure to comply with Chinese laws imposing restrictions on foreign ownership in the online game businesses in China, on July 26, 2006, Yuzhu Shi, our current chief executive officer and chairman, and his daughter, Jing Shi, together with 18 other individual shareholders (most of whom are direct or beneficial shareholders of Giant Network) established our current Cayman Islands holding company, Giant Network Technology Limited, or Giant, and its wholly owned subsidiary, Eddia International Group Limited, or Eddia, in the British Virgin Islands. Eddia established Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information, a wholly owned subsidiary in China on September 6, 2006, and contributed US$1,500,000 as its registered capital. As a result, we own 100% of the equity of Zhengtu Information through Eddia. On June 11, 2007, Giant changed its name from Giant Network Technology Limited to Giant Interactive Group Inc.

Following the establishment of our offshore holding structure, all of our online game business continues to be operated through Giant Network. The beneficial shareholders of Giant Network currently include Yuzhu Shi, who beneficially owns or controls 75% of Giant Network’s equity interests through his beneficial ownership of Shanghai Lanlin Bio-Technology Co., Ltd., and an additional 18 PRC individuals who beneficially own the remaining 25%. We have entered into contractual arrangements with Giant Network pursuant to which our wholly owned subsidiary, Zhengtu Information, provides technical support and consulting services to Giant Network. In addition, we have entered into agreements with Giant Network and its shareholders, providing us with the ability to effectively control this entity. Accordingly, we have consolidated the historical results of Giant Network in our financial statements as a variable interest entity pursuant to U.S. GAAP.

In the opinion of our Chinese legal counsel, Grandall Legal Group (Shanghai), the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with, and immediately after this offering, will comply with, current Chinese laws and regulations. In the opinion of our Chinese counsel, there are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, Chinese government authorities may ultimately take a view that is inconsistent with the opinion of our Chinese legal counsel.

Corporate Ownership Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and our affiliated entity as of the date of this prospectus:(1)

(1)	For risks relating to our current corporate structure, see “Risk Factors—Risks Related to the Regulation of Our Business.”

(2)	Agreements that provide us with effective control over Shanghai Giant Network Technology Co., Ltd., or Giant Network, include irrevocable powers of attorney, share pledge agreements, purchase options and cooperation agreements. See “—Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders—Agreements that Provide Us Substantial Ability to Control and an Option to Acquire Giant Network.”

(3)	The economic benefits and losses of Giant Network accrue to Shanghai Zhengtu Information Technology Co., Ltd. pursuant to an exclusive technical consulting and services agreement, and an online game software sales and licensing agreement. See “—Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders—Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement that Transfers Economic Benefits from the Affiliated Entity to Us.”

(4)	Shanghai Lanlin Bio-Technology Co., Ltd., or Shanghai Lanlin, is wholly beneficially owned by Yuzhu Shi, our current chief executive officer and chairman, through (i) his 95% interest in Giant Investment Co., Ltd. (which holds a 90% interest in Shanghai Lanlin), (ii) a written statement by Jinhua Niu (who holds a 5% interest in Giant Investment Co., Ltd.) disclaiming all ownership rights in Giant Investment Co., Ltd. in favor of Yuzhu Shi and (iii) a proxy shareholding agreement with Kai Chen (who holds a 10% interest in Shanghai Lanlin) which gives Yuzhu Shi all beneficial ownership rights of Kai Chen’s shares in Shanghai Lanlin.

(5)	Kai Chen holds 0.75% on his own behalf, 1% on behalf of Min Tang, our vice president of media and administration, 0.625% on behalf of Yonghua Lu, our vice president of sales and marketing, 0.375% on behalf of Yong Chu, 0.75% on behalf of Yongjun Fei, 0.25% on behalf of Zhaoyou Huang, 0.375% on behalf of Wenqing Wang, 0.25% on behalf of Jin Xu, 1% on behalf of Yan Zeng and 0.25% on behalf of Lianlong Zhang.

(6)	Shareholders of Giant Network who are also shareholders of Giant Interactive Group Inc. include Kai Chen (who holds shares for the benefit of Yong Chu, Yongjun Fei, Zhaoyou Huang, Yonghua Lu, Min Tang, Wenqing Wang, Jin Xu and Lianlong Zhang); Chen Cheng, Yuliang Feng, Haixiao Lin, Wei Liu, Fabing Qu, Yonggui Wang, Tao Yue and Lu Zhang.

Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders

Our relationships with Giant Network, our affiliated entity, and its shareholders are governed by a series of contractual arrangements. These contractual arrangements are as set forth below. Amendments to the contractual agreements set forth below (including but not limited to any change in pricing, loan approval or payment of dividends), must be approved by our board of directors.

Under Chinese law, Giant Network is an independent legal person and is not exposed to liabilities incurred by us; however, Zhengtu Information effectively has control over Giant Network through control of Giant Network’s management and the assignment to Zhengtu Information of Giant Network’s shareholders’ rights. Other than pursuant to the contractual arrangements between Giant Network and Zhengtu Information, Giant Network does not transfer any other funds generated from its operations to us.

Agreements that Provide Us Substantial Ability to Control and an Option to Acquire Giant Network

We have entered into certain agreements that provide us substantial ability to control Giant Network and its shareholders, and have obtained an exclusive option to purchase all of the equity interests of Giant Network. These agreements include:

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Irrevocable Powers of Attorney.    Under irrevocable powers of attorney, each of the shareholders of Giant Network has granted to the designee of Zhengtu Information, Yuzhu Shi, the power to exercise all voting rights of such shareholder in shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint and elect the directors, general managers and other senior management of Giant Network. No payments are required to be made under these irrevocable powers of attorney. These irrevocable powers of attorney have terms of ten years and will be automatically renewed for another ten years unless otherwise objected to by Zhengtu Information. However, these irrevocable powers of attorney will be terminated if Zhengtu Information replaces the designee, at which time each of the shareholders will issue a new power of attorney to such new designee.

•

Share Pledge Agreement.    Under the share pledge agreement by and among Zhengtu Information, Giant Network and shareholders of Giant Network, each of the shareholders of Giant Network has pledged all of its equity interests in Giant Network to Zhengtu Information to guarantee the performance of Giant Network under the relevant service agreements including the exclusive technical consulting and service agreement, the online game software sales and licensing agreement and other paid services or licensing agreements that are entered into between Zhengtu Information and Giant Network from time to time. Each of the shareholders of Giant Network also agreed that, without the prior written consent of Zhengtu Information, it will not transfer or create a pledge over its equity interests in Giant Network, or cause board or shareholder meetings of Giant Network to pass any resolution to sell, transfer or create a pledge over its equity interests in Giant Network, except if such transfer is conducted pursuant to the purchase option and cooperation agreement or would not affect the pledge’s effectiveness by and among the shareholders of Giant Network, as pledgers, with prior written notice to Zhengtu Information.

In the event Giant Network is liquidated or dissolved, subject to any requirements under applicable PRC law, all of its assets must be sold to Zhengtu Information or an eligible party designated by Zhengtu Information at the minimum price permissible by PRC law. Giant Network’s shareholders are required to remit to Zhengtu Information any interests that have been distributed to them in connection with its liquidation or dissolution, subject to PRC law. In the event Zhengtu Information is liquidated or dissolved, following any expenditures required by PRC law and repayment of its liabilities to any creditors, all remaining assets will be distributed to its sole shareholder, Eddia. In the event Giant Interactive Group Inc. is liquidated or dissolved, on a return of capital on winding up or otherwise (other than a conversion, redemption or purchase of ordinary shares), after payment of its liabilities to creditors, assets available for distribution shall be distributed to holders of its ordinary shares on a pro-rata basis. If its assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders proportionately.

If Giant Network or any of the shareholders of Giant Network breaches its respective contractual obligations under the share pledge agreement, Zhengtu Information, as pledgee, will be entitled to demand the immediate repayment of all outstanding amounts under the relevant service agreements, or enforce the pledge. Presently, Zhengtu Information would not be able to hold equity interests in Giant Network itself upon enforcement of the pledge due to restrictions on foreign ownership of operators of online games in China. However, Zhengtu Information may still enforce the pledge by obtaining proceeds from the sale of the pledged property in a transaction mutually agreed upon with Giant Network or by petitioning the court to have the pledged property auctioned. According to the irrevocable powers of attorney described above, Yuzhu Shi, as the attorney-in-fact of all the shareholders of Giant Network, may approve the sale of a pledged interest to any individual or entity designated by Zhengtu Information and permissible by PRC law. See “Risk Factors—Risks Related to the Regulation of Our Business—Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our operations.” The agreement will continue to be effective until the expiration of all relevant service agreements.

•

Purchase Option and Cooperation Agreement.    Pursuant to the purchase option and cooperation agreement among Zhengtu Information, Giant Network and shareholders of Giant Network, each of the shareholders of Giant Network has irrevocably and unconditionally granted Zhengtu Information or its designee an exclusive option to purchase, at any time if and when permitted under Chinese law, all or any portion of the equity interests in Giant Network for the minimum price permissible by Chinese law or RMB10,000,000, whichever is higher. Any consideration received from the sale by Giant Network’s shareholders or any persons or entities designated by them will be remitted to Giant Network. The agreement will continue to be effective until all equity interests in Giant Network have been transferred to Zhengtu Information or its designee. This agreement provides further that if any profits or dividends of Giant Network are remitted to its shareholders or Yuzhu Shi, who is a designated recipient by those shareholders, these recipients will be required to return all proceeds to Zhengtu Information in accordance with any applicable PRC laws and regulations. Furthermore, if any loans or other funds are remitted to Yuzhu Shi and the shareholders of Giant Network, or any persons or entities designated by them, these recipients will be required to remit those proceeds back to Giant Network. Zhengtu Information will extend its financial support to Giant Network including, but not limited to, advancing payments for any losses incurred by Giant Network. In the event that Giant Network is liquidated or dissolved, subject to any requirements under applicable PRC law, all the assets of Giant Network will be sold to Zhengtu Information at the minimum price permissible by PRC law. If Giant Network or any of its shareholders materially breaches any of its obligations under the purchase option and cooperation agreement, Zhengtu Information can request that corrective remedies be made within a reasonable period of time. If the breach is not corrected, Zhengtu Information can, among other things, terminate the agreement and request compensation for all damages and losses.

Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement that Transfers Economic Benefits from the Affiliated Entity to Us

We have entered into a series of contractual arrangements with Giant Network, pursuant to which economic interests in Giant Network are transferred to us:

•

Exclusive Technical Consulting and Service Agreement.    Pursuant to the exclusive technical consulting and services agreement, Zhengtu Information is the exclusive provider of technical support and consulting services to Giant Network in exchange for service fees, which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Zhengtu Information and Giant Network. Under this agreement, Giant Network may not, among other things, transfer its rights and obligations thereunder to any third party without the prior written consent of Zhengtu Information. If Giant Network breaches the exclusive technical consulting and service agreement, Zhengtu Information can demand such breaches be corrected within sixty days and is entitled to receive compensation of all damages and losses. In the case of any material breach, Zhengtu Information is entitled to terminate the agreement. Zhengtu Information could seek to terminate the agreement in the event that Giant Network stops paying fees to Zhengtu Information, which would otherwise result in Zhengtu Information providing technical consulting and services for no consideration. This agreement has a term of ten years and is renewable at the option of Zhengtu Information. According to PRC laws, Zhengtu Information can demand payment from Giant Network for services that have already been rendered but that have not yet been paid for, and may resort to legal remedies if it does not receive payment. We rely on Giant Network to act as our operating company in China, and derive a substantial portion of our revenues from Giant Network pursuant to the exclusive technical consulting and services agreement. Accordingly, termination of this agreement would immediately prevent Zhengtu Information from obtaining consulting and service fees from Giant Network and therefore would materially and adversely affect our business, results of operations and financial condition. See “Risk Factors—Risks Related to the Regulation of Our Business—The contractual arrangements with our affiliated Chinese entity and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.”

•

Online Game Software Sales and Licensing Agreement.    Under the online game software sales and licensing agreement between Zhengtu Information and Giant Network, Zhengtu Information has agreed to grant Giant Network an exclusive license within China to launch and sell our MMO game, ZT Online, and other game-related products of the “Zhengtu V1.0 Software.” Our wholly owned subsidiary, Zhengtu Information, retains all the intellectual property rights associated with the game, client-end software and server software according to the agreement. Other than the initial fee to be paid by Giant Network in installments, Giant Network is also required to pay a royalty fee to Zhengtu Information on a monthly basis. The agreement states that Giant Network cannot alter the licensed software by itself or through a third party without the prior written consent of Zhengtu Information. The agreement also states that Giant Network cannot sell or sub-license the software and products outside of the PRC, or export or assist any third party to export the software and products from the PRC. Zhengtu Information is entitled to, among other things, terminate the agreement if Giant Network materially breaches the agreement. The agreement will continue to be effective until both parties agree to terminate it in writing.

USE OF PROCEEDS

We estimate that we will receive net proceeds for this offering and from the investment by Standard Chartered Private Equity Limited in our ordinary shares of approximately US$657 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and based upon an assumed initial public offering price of US$13.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). See “Underwriting—Standard Chartered.” Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, a US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by approximately US$49 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and funding possible future acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, and competitiveness and growth rate of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

DIVIDEND POLICY

Zhengtu Information, our wholly owned subsidiary in China, has declared cash dividends payable to us in amounts equal to RMB193.9 million (US$25.5 million) out of its 2006 distributable profits, and intends to declare cash dividends of approximately RMB588.8 million (US$77.4 million) out of its distributable profits for the six months ended June 30, 2007. The dividend relating to Zhengtu Information’s 2006 distributable profits was fully paid to us on August 13, 2007. Of this amount, RMB167.5 million (US$22.0 million) has been distributed to our shareholders, and the remaining RMB26.4 million (US$3.5 million) has been reserved for our business operations. The dividend relating to Zhengtu Information’s distributable profits for the six months ended June 30, 2007 will be paid once requisite government approvals are obtained. We intend to declare and pay dividends for these amounts to our shareholders as soon as practicable after we receive the required approvals. Purchasers of ADSs in this offering will not be entitled to any portion of these dividends.

Cash dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars. Except for the dividend payment described above, we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We rely principally on dividends paid to us by Zhengtu Information for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. Chinese regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Under current Chinese laws, regulations and accounting standards, Zhengtu Information is required to allocate at least 10% of its after-tax profit based on Chinese accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of June 30, 2007, these general reserves amounted to RMB21.5 million (US$2.8 million). Therefore, Zhengtu Information will no longer have to allocate additional profits to its general reserves. In addition, at the discretion of its board of directors, Zhengtu Information may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect (1) our issuance of 4,000,000 ordinary shares to Huth Group Limited in July 2007 in exchange for the intellectual property of K III that had a valuation of RMB66.3 million (US$8.7 million), (2) the intended distribution to shareholders of our company of cash dividends of RMB167.5 million (US$22.0 million) and RMB588.8 million (US$77.4 million) for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively, and (3) the issuance and sale by us of 52,467,723 ordinary shares in the form of ADSs in this offering and 1,923,077 ordinary shares to Standard Charted Private Equity Limited, assuming an initial public offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The pro forma information below is for illustrative purposes only. Our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual		Pro Forma, as adjusted
	(RMB)	(US$)	(RMB)	(US$)
Indebtedness:

Unsecured long term debt	20,544,221	2,698,926	20,544,221	2,698,926

Shareholders’ equity:

Ordinary shares, par value US$0.0000002 per share, 500,000,000 shares authorized, 200,000,000 shares issued and outstanding, 258,390,800 shares issued and outstanding on a pro forma as adjusted basis	318	42	410	54
Additional paid-in capital	66,034,341	8,675,032	5,049,002,870	663,295,175
Statutory reserves	43,890,273	5,765,932	43,890,273	5,765,932
Accumulated other comprehensive income	546,088	71,740	546,088	71,740
Retained earnings	671,749,573	88,248,761	-	-

Total shareholders’ equity	782,220,593	102,761,507	5,093,439,641	669,132,901

Total capitalization and indebtedness	802,764,814	105,460,433	5,113,983,862	671,831,827

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. When we offer our ordinary shares at a price higher than our net tangible book value per ordinary share, the amount of resulting dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share. Our net tangible book value as of June 30, 2007 was US$101.0 million, or US$0.51 per ordinary share and ADS. Our adjusted net tangible book value of US$2.1 million, or US$0.01 per ordinary share and ADS, as of June 30, 2007 represents our net tangible book value as of that date, as adjusted to reflect the intended distribution to shareholders of our company of cash dividends of RMB167.5 million (US$22.0 million) and RMB588.8 million (US$77.4 million) for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively. See “Dividend Policy.” The issuance of 4,000,000 ordinary shares to Huth Group Limited in July 2007 in exchange for the intellectual property of K III that had a valuation of RMB66.3 million (US$8.7 million) has no impact to the adjusted net tangible book value.

Without taking into account any other changes in our adjusted net tangible book value after June 30, 2007 other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$13.00 per ADS (the mid-point of the estimated range of the initial public offering price), and after deduction of estimated underwriting discounts and commissions and estimated offering expenses of this offering payable by us and an investment in our ordinary shares of US$25.0 million by Standard Chartered Private Equity Limited at a price per share equal to the initial public offering price of our ADSs, our adjusted net tangible book value as of June 30, 2007 would have increased to US$659 million or US$2.55 per ordinary share and ADS. This represents an immediate increase in adjusted net tangible book value of US$2.04 per ordinary share and ADS, to the existing shareholder, and an immediate dilution in adjusted net tangible book value of US$10.45 per ordinary share and ADS, to investors purchasing ADSs in this offering.

The following table illustrates the per share dilution:

	RMB	US$

Estimated initial public offering price per ordinary share	99	13

Adjusted net tangible book value per ordinary share as of June 30, 2007	0.08	0.01

Pro forma adjusted net tangible book value per ordinary share after giving effect to this offering	19.42	2.55

Amount of dilution in adjusted net tangible book value per ordinary share to new investors in this offering	79.58	10.45

Amount of dilution in adjusted net tangible book value per ADS to new investors in this offering	79.58	10.45

A US$1.00 change in the assumed initial public offering price of US$13.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma adjusted net tangible book value after giving effect to this offering in each case by US$49.1 million, or by US$0.19 per ordinary share and ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and other expenses of this offering. Both the pro forma information and the pro forma adjusted information discussed above are illustrative only. Our adjusted net tangible book value following the completion of this offering is subject to adjustments based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2007, the differences between existing shareholders (including 4,000,000 ordinary shares issued to Huth Group Limited in July 2007) and the new investors (including Standard Chartered) with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share at an assumed initial public offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price per ADS, before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include 8,579,613 ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			US$		US$	US$
Existing shareholders	204,000,000	79.0%	8,709,974	0.1%	0.04	0.04
New investors	54,390,800	21.0%	707,080,400	99.9%	13.00	13.00

Total	258,390,800	100.0%	715,790,374	100.0%	13.04	13.04

EXCHANGE RATE INFORMATION

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this prospectus are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB7.6120 to US$1.00, the noon buying rate in effect as of June 29, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 16, 2007, the noon buying rate was RMB7.5116 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7416
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6668	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5210	7.5540	7.4928
October (through October 16, 2007)	7.5116	7.5094	7.5158	7.5000

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue in the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Grandall Legal Group (Shanghai), our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Grandall Legal Group (Shanghai) has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of operations data for the period from November 18, 2004 (date of inception) to December 31, 2004, and the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. Our selected consolidated statement of operations data for each of the six month periods ended June 30, 2006 and 2007 and selected consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Results for the six months ended June 30, 2007 are not necessarily indicative of results that may be expected for the full year. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the years ended December 31,			For the six months ended June 30,
		2005	2006		2006	2007
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands, except for per share data)
Summary Consolidated Statement of Operations Data
Net revenue:
Online game revenue	—	—	408,499	53,665	82,411	683,789	89,830
Overseas licensing revenue	—	—	—	—	—	3,658	481

Total net revenue	—	—	408,499	53,665	82,411	687,447	90,311

Cost of services(1)	—	—	(45,195)	(5,937)	(8,800)	(66,602)	(8,750)

Gross profit	—	—	363,304	47,728	73,611	620,845	81,561

Operating (expenses) income:
Research and product development expenses(1)	(205)	(4,830)	(14,799)	(1,944)	(3,387)	(6,637)	(872)
Sales and marketing expenses(1)	—	(4,579)	(80,460)	(10,570)	(22,163)	(71,818)	(9,435)
General and administrative expenses(1)	(588)	(31,299)	(26,098)	(3,429)	(4,631)	(31,123)	(4,089)
Government financial incentives	—	—	1,621	213	17	—	—

Total operating expenses	(793)	(40,708)	(119,736)	(15,730)	(30,164)	(109,578)	(14,396)

(Loss) income from operations	(793)	(40,708)	243,568	31,998	43,447	511,267	67,165

Interest income	15	70	1,136	149	104	1,093	144
Other income	—	109	—	—	—	—	—
Other expense	—	—	(86)	(11)	(24)	(31)	(4)

(Loss) income before income tax expenses	(778)	(40,529)	244,618	32,136	43,527	512,329	67,305
Income tax expenses	—	—	—	—	—	—	—

Net (loss) income	(778)	(40,529)	244,618	32,136	43,527	512,329	67,305

Earnings (loss) per share:
Basic	(0.01)	(0.25)	1.22	0.16	0.22	2.56	0.34
Diluted	(0.01)	(0.25)	1.22	0.16	0.22	2.55	0.34
Weighted average ordinary shares:
Basic	155,362,842	160,621,466	200,000,000	200,000,000	200,000,000	200,000,000	200,000,000
Diluted	155,362,842	160,621,466	200,148,401	200,148,401	200,000,000	200,589,219	200,589,219

(1)	Share-based compensation expenses are included in our cost of services and operating expenses line items as follows:

	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the year ended December 31,			For the six months ended June 30, 2007
		2005	2006
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)

Cost of services	—	—	1,098	144	395	52
Research and product development expenses	—	—	3,631	477	4,018	528
Sales and marketing expenses	—	—	440	58	202	26
General and administrative expenses	—	—	1,728	227	2,321	305

Total	—	—	6,897	906	6,936	911

	As of December 31,				As of June 30, 2007		As of June 30, 2007(2)
	2004	2005	2006
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Selected Consolidated Balance Sheet Data
Current assets:
Cash and cash equivalents	15,005	15,149	451,371	59,297	98,946	12,999	98,946	12,999
Prepayments and other current assets	3,496	823	12,559	1,650	35,300	4,637	35,300	4,637
Non-current assets:
Property and equipment, net	1,338	6,876	36,491	4,794	87,256	11,463	87,256	11,463
Total assets	19,862	26,034	504,804	66,317	1,151,838	151,319	1,151,838	151,319
Current liabilities:
Deferred revenue	—	—	136,712	17,960	219,826	28,879	219,826	28,879
Payables and accrued expenses	594	3,249	47,044	6,180	55,657	7,312	55,657	7,312
Advance from distributors	—	—	52,615	6,912	63,443	8,335	63,443	8,335
Dividends payable	—	—	—	—	—	—	756,247	99,349
Total current liabilities	594	3,249	238,867	31,380	349,073	45,858	1,105,319	145,207
Total shareholders’ equity	19,268	22,785	249,862	32,825	782,221	102,671	25,974	3,412
Total liabilities and shareholders’ equity	19,862	26,034	504,804	66,317	1,151,838	151,319	1,151,838	151,319

(2)	The balance sheet items in these columns are presented on a pro forma basis, adjusted as if cash dividends of RMB167.5 million (US$22.0 million), which we distributed to shareholders on August 13, 2007, and of RMB588.8 million (US$77.4 million), which we intend to declare in the future, were payable as of June 30, 2007.

	For the quarter ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Selected Operating Data
Quarterly average concurrent users (in thousands)	51	163	271	395	450	515
Quarterly peak concurrent users (in thousands)	120	320	558	755	874	1,073
Quarterly active paying players (in thousands)	143	602	698	787	986	1,248
Quarterly average revenues per user (in Renminbi)	84	117	220	220	320	295

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are one of China’s leading online game developers and operators in terms of revenues, and our free-to-play online game ZT Online was the most popular online game in China in 2006, according to a report published by IDC. Our focus is on massively multiplayer online, or MMO, games.

We commercially launched our first game, ZT Online, in January 2006. ZT Online’s quarterly peak concurrent users and quarterly average concurrent users have increased rapidly since its commercial launch, growing at compound quarterly rates of 55.0% and 58.7%, respectively, over the six quarters ended June 30, 2007. We are presently closed testing two new games: ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and Giant Online, a free-to-play game. We intend to commercially launch these games in the fourth quarter of 2007. ZT Online, ZT Online PTP and Giant Online were all internally developed by our product development team. We acquired the intellectual property rights to our fourth game, King of Kings III, or K III, from Lager Network Technology, Inc., or Lager Network, in the third quarter of 2007, and plan to launch the game commercially in China in 2008. See “Business—Intellectual Property.” It is difficult to determine if a particular MMO game will be commercially successful and, if successful, what the lifespan of that game will be. For accounting purposes, we have estimated that the lifespan of ZT Online will be four years. In reality, the lifespan of the game may vary significantly from this estimate. We generally anticipate that a successful MMO game will experience strong growth in terms of the number of concurrent users in the first 18 months of commercial operation, little or no growth in the second 18 months of commercial operation, and a decline, likely significant, in the number of concurrent users after 36 months of commercial operation.

We believe our games attract and retain players by providing a compelling entertainment experience and, for our free-to-play games, by offering innovative virtual products and services available for in-game purchase. Players of our games can obtain virtual products and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our game website. Currently, our prepaid game cards are sold throughout China. Our distribution network currently consists of over 200 distributors, and reaches over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also license ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan.

Our marketing network has representatives located throughout China. These marketing representatives promote our games at Internet cafés and in local media, encouraging players to purchase our prepaid game cards. Supporting these activities are our advertising and promotional campaigns. In 2006, we began advertising extensively on Internet portals, on television and in newspapers.

In 2006 and the six months ended June 30, 2007, our net revenues totaled RMB408.5 million (US$53.7 million) and RMB687.4 million (US$90.3 million), respectively. Our net income for the same periods was RMB244.6 million (US$32.1 million) and RMB512.3 million (US$67.3 million), respectively. As of June 30, 2007, deferred revenues and advances from distributors totaled RMB219.8 million (US$28.9 million) and RMB63.4 million (US$8.3 million), respectively. Deferred revenues and advances from distributors represent cash amounts received from distributors and players for sales of our prepaid game cards and game points that have not yet been recognized as net revenues.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently accelerating the growth of the online game industry in China, including overall economic growth that has resulted in increased disposable income and discretionary consumer spending; increasing use of the Internet with the growth of PC and broadband Internet penetration; growing popularity of online games, compared with other forms of entertainment; and favorable demographic trends, particularly the growth in China’s core online game-playing population.

Company-specific factors that may affect our future financial condition and results of operations include the following:

•	the availability, quality and playability of our games;

•

the period of time over which we recognize revenue for some of our virtual products in our free-to-play games, which in certain cases is based on the estimated lifespan of our virtual products, which may be adjusted from time to time;

•	the number of games that we and our competitors offer players, and our respective pricing;

•	changes in our game rules and the corresponding impact on player behavior and purchasing patterns;

•	the quality, variety, popularity and mix of virtual products and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	game development costs and licensing or royalty payments for games potentially licensed in the future;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts; and

•

seasonality of our sales and revenue recognition, during and around the Chinese New Year holidays in the first quarter, the Labor Day holidays in the second quarter, and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games.

Net Revenues

Online Game Net Revenues

Online game net revenues represent revenues that we generate from our free-to-play games, and starting in the fourth quarter of 2007, our pay-to-play game. In 2006 and the six months ended June 30, 2007, we had online game net revenues of RMB408.5 million (US$53.7 million) and RMB683.8 million (US$89.8 million), representing 100.0% and 99.5%, respectively, of our total net revenues in those periods. All of our online game net revenues from these periods were derived from our first online game, ZT Online. We intend to commercially launch two new games, ZT Online PTP and Giant Online, in the fourth quarter of 2007. However, we do not expect ZT Online PTP’s or Giant Online’s revenue contribution for 2007 to be significant.

Our online game net revenues are shown net of distributor discounts and volume-related incentives and business taxes and related surcharges on the sale of prepaid game cards and game points by Giant Network. Distributor discounts were typically 16% of the face value of the prepaid game cards sold to distributors in 2006, with volume-related incentives in the form of free prepaid game cards generally ranging from 2% to 3%. To attract distributors, new online game companies in China frequently offer higher discounts. In 2007, we lowered our distributor discounts to approximately 14%. In 2006 and the six months ended June 30, 2007, our net revenues were presented net of business taxes and related surcharges of RMB35.1 million (US$4.6 million) and RMB45.7 million (US$6.0 million), respectively, equal to 7.9% and 6.3%, respectively, of our gross revenues in those periods. See “—Taxation—China—Business Taxes and Related Surcharges” below.

During 2006 and the six months ended June 30, 2007, 85% and 91%, respectively, of our sales proceeds were derived from prepaid game cards (reflecting a specified amount of game points) sold through our distributors, and 15% and 9%, respectively, were derived from game point sales made through our official game website. As described below, we are only required to pay a 0.7% service fee (included in our cost of services) on sales of game points through our official game website.

Overseas Licensing Net Revenues

Overseas licensing net revenues represent license fees that we derive from the license of our games to other operators. We generated no overseas licensing net revenues in 2006. In the six months ended June 30, 2007, we derived RMB3.7 million (US$0.5 million) in overseas licensing net revenues from our license of ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan. Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network. In the future, we expect to derive greater overseas licensing net revenues by licensing additional games such as ZT Online PTP and Giant Online to operators outside of China, and by increasing the number of markets into which we license our games.

Revenue Collection

Online Game Net Revenues. We generate our online game net revenues through sales of prepaid game cards through our distribution network and game points on our website. For prepaid game card sales made through our distribution network, we receive the full purchase price, less the applicable discount, from the distributors prior to delivering the prepaid game cards to them. For sales made through our website, we receive the full purchase price, less the 0.7% service fee, which are reflected in our cost of services paid to our online payment system operator prior to issuing game points to the purchasers. As a result, we generally do not have any accounts receivable. We make available to each distributor refunds for unsold prepaid game cards after six months, but only to the extent that the cards: have not already expired; are undamaged and are not part of the first batch of prepaid game cards purchased by the distributor. Furthermore, distributors may only return a preset portion of the prepaid game cards that they had originally purchased. We have not had any refund requests from distributors since we commercially launched our first game in January 2006. Once game points are registered to a specific game account, we do not allow any refunds of game points.

Overseas Licensing Net Revenues. Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The ongoing usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network, and are payable to us by Lager Network in accordance with a mutually agreed schedule.

Advances From Distributors, Deferred Revenue and Online Game Net Revenue Recognition

We account for amounts received from distributors upon the sale of our prepaid game cards prior to their registration to specific game accounts as advances from distributors in our consolidated balance sheet. Once a prepaid game card is registered to a specific game account, we account for related amounts as deferred revenues.

For most of our online sales, game points are automatically registered to the purchaser’s game account, with the amount received accounted for as deferred revenue on our consolidated balance sheet. In some cases (less than 1% of online sales in 2006), purchasers do not specify a game account. Under those circumstances, we account for amounts received as advances from distributors until the purchaser specifies a game account. At which time, we account for the relevant amount as deferred revenues.

With respect to our free-to-play games, we recognize online game net revenue upon the consumption or expiration of virtual products or services purchased by players. For some virtual products, we recognize online game net revenues ratably over the estimated lifespan of that product or the estimated lifespan of the game. See “—Critical Accounting Policies—Revenue Recognition” below. We also recognize online game net revenue when unregistered prepaid game cards or unregistered game points purchased on our website expire, which is generally two years after the printing of physical prepaid game cards and one year from the date of issuance of virtual cards.

As of June 30, 2007, we had advances from distributors of RMB63.4 million (US$8.3 million) and deferred revenues of RMB219.8 million (US$28.9 million).

Cost of Services

Our cost of services primarily consists of a portion of our business taxes and surcharges, compensation for personnel operating our games, maintenance of computer equipment, co-location fees and Internet access fees and depreciation of equipment and amortization of software and other intangible assets. To date, our cost of services have not included licensing fees, as we have internally developed ZT Online, ZT Online PTP and Giant Online, and have purchased the intellectual property rights to K III.

Business Taxes and Related Surcharges

Our cost of services includes the business taxes and related surcharges that Zhengtu Information pays on revenues that it derives from its contractual arrangements with Giant Network. In 2006 and the six months ended June 30, 2007, these business taxes and related surcharges constituted 30.9% and 45.8%, respectively, of our total cost of services, and were equal to 3.4% and 4.4%, respectively, of our net revenues. Giant Network incurs additional business taxes and related surcharges in connection with sales of our prepaid game cards and game points. However, we present our net revenues net of these taxes and related surcharges. See “—Taxation—China—Business Tax and Related Surcharges.”

Compensation For Personnel Operating our Games

We account for compensation expenses for our employees that are directly involved in the operation of our online games, including our maintenance team, platform team and customer support team, as a cost of service. In 2006 and the six months ended June 30, 2007, these expenses constituted 28.1% and 19.0%, respectively, of our total cost of services and equaled 3.1% and 1.8%, respectively, of our net revenues. Compensation expenses include employee wages, share-based compensation and welfare benefits, such as social insurance, medical insurance, housing subsidies, unemployment insurance and pension benefits. In the second half of 2007, we expect an increase in headcount and related expenses as we intend to commercially launch ZT Online PTP and Giant Online in the fourth quarter of 2007.

Maintenance of Computer Equipment, Co-location Fees and Internet Access Fees

Our costs associated with the maintenance of computer equipment, co-location fees and Internet access fees constituted 15.2% and 18.3%, respectively, of our total cost of services and were equal to 1.7% and 1.8%, respectively, of our net revenues in 2006 and the six months ended June 30, 2007. The bulk of these expenses related to co-location and Internet access fees charged by third-party Internet data centers from which we operate our servers. Another large component is server maintenance. We typically rely on the Internet data centers to resolve our minor server problems, but use our own Shanghai-based maintenance team to resolve larger problems. In the second half of 2007, we expect increased co-location and Internet access fees and server maintenance costs as the number of ZT Online players increases and we commercially launch ZT Online PTP and Giant Online. We may also decide to install servers in new locations in China, which could increase our costs further.

Depreciation of Equipment and Amortization of Software and Other Intangible Assets

Our depreciation of equipment and amortization of software and other intangible assets related primarily to our servers and other computer equipment as well as capitalized product development costs, constituted 6.1% and 6.7%, respectively, of our total cost of services and were equal to 1.0% and 0.6%, respectively, of our net revenues in 2006 and the six months ended June 30, 2007. We include depreciation and amortization expenses within our cost of services when the relevant assets are directly related to the operation of our platform and provision of online games. Depreciation and amortization expenses are characterized as operating expenses in all other cases. In the second half of 2007, we expect an increase in these expenses as we acquire additional servers to handle an increasing number of ZT Online players and commercially launch ZT Online PTP and Giant Online.

Operating Expenses

Operating expenses consist of research and product development expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated.

	For the period from November 18, 2004 (date of inception) to December 31, 2004		For the year ended December 31,					For the six months ended June 30, 2007
			2005		2006
	(in thousands of RMB)	(% of net revenues)	(in thousands of RMB)	(% of net revenues)	(in thousands of RMB)	(in thousands of US$)	(% of net revenues)	(in thousands of RMB)	(in thousands of US$)	(% of net revenues)
Operating expenses:

Research and product development expenses	(205)	—	(4,830)	—	(14,799)	(1,944)	(3.6)	(6,637)	(872)	(1.0)
Sales and marketing expenses	—	—	(4,579)	—	(80,460)	(10,570)	(19.7)	(71,818)	(9,435)	(10.4)
General and administrative expenses	(588)	—	(31,299)	—	(26,098)	(3,429)	(6.4)	(31,123)	(4,089)	(4.5)
Government financial incentives	—	—	—	—	1,621	213	0.4	—	—	—

Total	(793)	—	(40,708)	—	(119,736)	(15,730)	(29.3)	(109,578)	(14,396)	(15.9)

Research and Product Development Expenses

Our research and product development expenses primarily consist of employee wages, share-based compensation and welfare benefits for our product development team, and the software used by our product development team, and depreciation of the computers and equipment used by our product development team.

Until a game reaches technological feasibility, we expense all research and product development expenses. We capitalize research and product development expenses for a game once that game becomes technologically feasible, and continue to capitalize those expenses until the game is commercially launched. See “—Critical Accounting Policies—Online Game Product Development Costs” below. For our first game, ZT Online, we determined that technological feasibility occurred in August 2005, and we expensed RMB4.0 million (US$0.5 million) and capitalized RMB1.6 million (US$0.2 million) of related development costs prior to commercial launch in January

2006. For Giant Online, we determined that technological feasibility occurred on January 21, 2007. In the six months ended June 30, 2007, we capitalized RMB6.0 million (US$0.8 million) with respect to Giant Online. In the second half of 2007, we expect our research and product development expenses to increase significantly as we hire additional personnel.

Sales and Marketing Expenses

Our sales and marketing expenses currently constitute, and are expected to continue to constitute, our largest operating expense. Our sales and marketing expenses primarily relate to advertising, including television and Internet portal advertisements and national and regional newspapers and magazines. Our sales and marketing expenses also include payments made to Internet café administrators in return for attracting new paying players, employee wages, share-based compensation, welfare benefits for our sales and marketing team, the cost of promotional events and the purchase of promotional souvenirs. In the second half of 2007, we expect that sales and marketing expenses will grow as we enhance and expand our sales and marketing efforts in our existing markets, expand our network into more medium and small cities in China, and begin promoting ZT Online PTP and Giant Online.

General and Administrative Expenses

General and administrative expenses primarily consist of employee wages, share-based compensation and welfare benefits for our management, finance and administrative personnel, professional service fees, lease payments in relation to our office space, property management fees, administrative expenses and entertainment expenses.

We expect our general and administrative expenses to increase as our business expands in future periods and as we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company. These increased costs will include those related to our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, requiring that, beginning with our annual report on Form 20-F for 2008, we include our management’s report on internal control over financial reporting and an attestation by our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting.

Government Financial Incentives

Government financial incentives that Zhengtu Information and Giant Network receive from the Shanghai local government are calculated with reference to their business tax and individual income tax withholdings, as the case may be. These financial incentives are conditioned on our continued registration in our present district in Shanghai, and are not subject to refund back to the local government.

Our continued eligibility is further subject to the discretion of the Shanghai local government. Moreover, the central government or local government could determine at any time to immediately eliminate or reduce these financial incentives. Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for further government financial incentives to the extent they are then available to us.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

Online Game Net Revenues. With respect to both our free-to-play games and, starting in the fourth quarter of 2007, our pay-to-play game, we generate sale proceeds from the sale of our prepaid game cards (representing a specified amount of game points) through our distribution network and the sale of game points directly through our official game website. Amounts that we receive for the sale of prepaid game cards prior to their registration to a specific player account are accounted as advances from distributors on our consolidated balance sheet. Once a prepaid game card is registered to a specific player account, amounts received are accounted for as deferred revenues on our consolidated balance sheet. Game points purchased from us on our official game website are typically automatically registered to the purchaser’s game account, and the related purchase price is accounted for as deferred revenues.

For our free-to-play games, we recognize revenue only after a player uses game points registered to that player’s game account to purchase a virtual product or service as follows:

•

for all virtual services, and “consumable” virtual products, including those that are consumed at a predetermined time or that otherwise have limitations on repeated use (for example a virtual shirt that can only be worn for 30 days or a virtual potion that can only be consumed once), we recognize revenues ratably or upon full consumption or expiration of the service or product.

•

for “permanent” virtual products, or those that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use (for example a virtual sword), we recognize revenue ratably over the estimated lifespan of the specific item. When we commence sale of a new virtual product, including at the commercial launch of a new game, we use available information to estimate that virtual product’s lifespan. The estimated life span is determined based on the historical paying player usage pattern and playing behavior. When the life span of certain virtual products cannot be reliably determined based on historical player pattern and behavior, the related revenues are recognized over the life of the related game (which, in the case of ZT Online, is currently estimated to be four years starting from January 2006). To determine a specific virtual product’s estimated lifespan we select a starting date, and track the lifespan of all of that type of product purchased by players on that date. The time between the starting date and the point at which 95% of the tracked virtual products have been destroyed or replaced, or at which purchasers of such “permanent” virtual products have not logged into the game for more than 90 days consecutively, is used as that product’s estimated lifespan. We will continue to monitor the average lifespan of our virtual products and the estimated lifespan of our games, which may differ from the historical periods on which our revenue recognition policy was previously based. Any change in our estimates, particularly as our games mature and gain greater operating history and data and thereby enable us to refine our estimates, may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

We do not recognize revenue related to virtual products and services purchased by players using gold coin vouchers or silver coins, or gold coins issued pursuant to our virtual insurance policies.

For our pay-to-play games, the first of which we will commercially launch in the fourth quarter of 2007, we will recognize revenue when game points, which will be registered to a player’s game account and which will represent that player’s prepaid playing time, are actually used by the player to play our games.

We also recognize revenue when unregistered prepaid game cards or unregistered game points purchased directly on our website expire, which is generally two years after the printing of physical game cards and one year from the issuance of virtual cards. Registered game points do not expire.

Overseas Licensing Net Revenues. We have entered into a licensing agreement with Lager Network to operate ZT Online in Hong Kong, Macau and Taiwan for a term of three years. Under this licensing agreement, we are entitled to ongoing usage-based royalties determined based on the volume of consumption of game points by players with game accounts registered with Lager Network. We recognize usage-based royalties when they are earned, provided that the collectability is probable.

Online Game Product Development Costs

We recognize software development costs for the development of software, including online games, to be sold or marketed to customers in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” As such, we expense our game development costs incurred prior to technological feasibility. Once a game becomes technologically feasible, all subsequent development costs for that product are capitalized until that product is available for general release. Determination of technological feasibility requires significant judgment. Technological feasibility is evaluated on a game-by-game basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in an online game environment. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of services. Since our establishment in November 18, 2004 through June 30, 2007, the amount of online game development costs qualifying for capitalization totaled RMB7.6 million (US$1.0 million). Of this amount, 20.8% relates to ZT Online and 79.2% relates to Giant Online. For ZT Online, the capitalized development costs are being amortized over its estimated four-year life.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit or restrict foreign-invested companies from providing Internet content services, which includes operating online games. To comply with these foreign ownership restrictions, we operate our online game business in China through our affiliated entity Giant Network, which is wholly owned by PRC citizens or entities. Giant Network holds the licenses and approvals that are required to operate our online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network and its shareholders. See “Our Corporate Structure—Our Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders.” As a result of these contractual arrangements, we have the substantial ability to control Giant Network and absorb substantially all the profits and all the expected losses of Giant Network. Therefore, we are considered the primiary beneficiary of Giant Network. Accordingly, Giant Network is a variable interest entity, or VIE, of our company under U.S. GAAP and we consolidate its results in our consolidated financial statements. We have consulted with our PRC legal counsel in assessing our ability to control Giant Network through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control Giant Network might preclude us from consolidating Giant Network in the future.

Useful Life of Long-Lived Assets

Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, which are generally five years. Amortization of intangible assets is computed using a straight-line method over the estimated useful lives of the assets, which are generally three years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Impairment of Long-Lived Assets and Intangible Assets

We review our long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of those assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with them. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then fair value. We have not yet recognized any impairment to our long-lived assets and intangible assets.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce our deferred tax assets to an amount we determine is more likely than not to be realized, based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would increase our valuation allowance and make a corresponding change to our earnings for the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance.

In certain situations, the PRC tax authority may challenge positions adopted in our income tax filings. In accounting for uncertain tax positions in the financial statements presented, we have made estimates based on assumptions with respect to the expectations of the outcome of the tax position we have taken. If those expectations were to change, our financial position and results of operations could be materially affected.

Share-Based Compensation

We have accounted for share-based compensation that we pay to directors, management, employees, consultants and other eligible persons pursuant to the Employee Share Option Scheme, or 2006 Plan, in accordance with SFAS No.123 (revised 2004) “Share-Based Payment,” or SFAS 123R, and EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date and service performance date for share options issued to employees and non-employees, respectively, based on the fair value of the award and is recognized as an expense on an accelerated recognition basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

On September 30, 2006, our board of directors adopted the 2006 Plan. As of June 30, 2007, we had options with respect to 13,732,000 of our ordinary shares granted and outstanding under the 2006 Plan. Our board of directors adopted the 2007 Performance Incentive Plan, or the 2007 Plan, on October 9, 2007. We have reserved 7,800,000 ordinary shares for issuance under the 2007 Plan, but have not yet granted any incentives thereunder. No further options will be granted by us under the 2006 Plan.

We use the binomial option pricing model to determine the fair value of our share options. The binomial model requires us to input certain complex and subjective assumptions, including our expected share price volatility over the term of the award, expected employee share option exercise behavior, risk-free interest rates and the expected forfeiture rate. With respect to expected share price volatility, we reference historical volatilities of the shares of several comparable companies. The risk-free interest rate for periods within the life of the share option is based on the U.S. Treasury yield curve in effect at the time of the related grant. We use historical turnover data to estimate the employee forfeiture rate. The fair value of the ordinary shares, at the grant dates and the service performance date, was determined based on an independent third party valuation performed by Sallmanns (Far East) Ltd., or Sallmanns.

If factors change and we employ different assumptions to estimate our share-based compensation expense for new awards in the future, or if we decide to use a different pricing model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our gross profit, income from operations, net income and net income per share.

The guidance provided in SFAS 123R is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among pricing models and there is a possibility that we will adopt different pricing models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of our share-based compensation. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Others

For share-based payments made outside of our equity incentive plans, we record share-based compensation expenses equal to the difference between the consideration paid and the fair value of the share-based compensation. Our management determines fair value based on an independent third party valuation.

In November 2005, six new shareholders, five of whom are directors of Giant Network and the other of whom is an individual who had assisted in certain operational matters, acquired 12.25% of the equity interest of our affiliated entity Giant Network for RMB4.9 million. The fair value of this equity interest at the time of the purchase, based on an independent third party valuation performed by Sallmanns, was RMB28.5 million. We accounted for the RMB23.6 million difference as a share-based compensation expense under our general and administrative expenses for 2005 and also accounted for a corresponding offset to additional paid-in capital.

In November 2006, one of our shareholders sold its 0.25% equity interest in our company to another shareholder, who is also a director of Giant Network for US$0.0000002 per share. The fair value of the equity interest sold was RMB10.83 (US$1.42) per share based on an independent third party valuation performed by Sallmanns. The difference between the sale price and fair value of RMB5.4 million (US$0.7 million) has been accounted for as compensation expenses recorded under general and administrative expenses in 2006, with a corresponding offset to additional paid-in capital.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, neither Giant Interactive Group, Inc. nor Eddia, our wholly owned subsidiary incorporated in the British Virgin Islands, is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

China

Income and Withholding Taxes. Zhengtu Information and Giant Network are incorporated in China, and are subject to Chinese enterprise income tax, or EIT, on their taxable income. Pursuant to Chinese Law, EIT is generally assessed at the rate of 33% of taxable income. However, because Zhengtu Information and Giant Network are registered in the Caohejing Economic Development Zone of Xuhui District of Shanghai and have been recognized as “high technology enterprises,” they are entitled to a preferential EIT rate of 15%. Furthermore, because they are recognized as “software development enterprises,” they each enjoy a two-year exemption from EIT followed by a three-year 50% reduction in their EIT rate, which started in 2006. The qualifications of Zhengtu Information and Giant Network as software development enterprises are required to be reassessed on an annual basis, which means that they will next need to be reassessed in December 2007 in connection with 2007 taxable income. It is probable that Giant Network will not qualify as a software development enterprise for 2007, because many of its employees and assets, including the right to operate ZT Online, have been transferred to Zhengtu Information. Giant Network’s failure to qualify as a software development enterprise would result in additional income tax expenses of RMB10.1 million (US$1.3 million) for the six months ended June 30, 2007. Because we intend to adjust the service and royalty fees paid by Giant Network to Zhengtu Information to minimize the income tax expenses incurred by Giant Network for the year ended December 31, 2007, we have recognized a deferred tax asset for the six months ended June 30, 2007. As a result, we have recognized no income tax expenses for the six months ended June 30, 2007.

In March 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New Tax Law, under which foreign-invested enterprises and domestic companies would be subject to EIT at a uniform rate of 25%. The New Tax Law will become effective on January 1, 2008. Under the New Tax Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. Therefore, Zhengtu Information and Giant Network will continue to be entitled to the preferential tax treatments currently enjoyed by them during such transition period.

The New Tax Law permits “high technology enterprises” supported by the PRC government to enjoy a reduced enterprise income tax rate of 15%, but it does not specify which high technology enterprises will be eligible for special support from the government. Zhengtu Information and Giant Network obtained high technology enterprise status in November and October of 2006, respectively. Such status is valid for two years and is renewable upon review and approval by the Science and Technology Commission of Shanghai Municipality. If either Zhengtu Information or Giant Network fails to maintain its status as a high technology enterprise or fails to qualify for special support from the PRC government, it will be subject to the 25% unified enterprise income tax rate beginning in 2011 after its current preferential tax treatment expires.

Under the New Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. The New Tax Law, however, does not define the term “de facto management bodies.” All of our management is currently located in the PRC, and if they remain located in the PRC after January 1, 2008, which is the effective date of the New Tax Law, Giant Interactive Group Inc. may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income. In that case, dividends paid by us to our non-PRC shareholders may be subject to a withholding tax. The New Tax Law provides that an income tax rate of 20% will normally be applicable to dividends payable to foreign investors and does not specifically exempt withholding tax on dividends payable to foreign investors. Although the PRC Enterprise Income Tax Law provides for the possibility of withholding tax exemption or reduction for China source income, the details have not been published. Because the implementing rules of the New Tax Law have not been issued, it is unclear at this time whether any other negative tax consequences will result from our status as a PRC resident enterprise.

Business Taxes and Related Surcharges. We incur two different types of business taxes and related surcharges, each of which we account for differently. Giant Network is subject to Chinese business tax at the rate of 5% on the proceeds received from its sale of prepaid game cards and game points. Zhengtu Information is subject to Chinese business tax of 5% on the overseas licensing revenues it receives from Lager Network. These two entities are also subject to local surcharges that are related to this business tax, including city construction and education surcharges. Our net revenues are presented net of these business taxes and related surcharges, which were RMB35.1 million (US$4.6 million) in 2006 and RMB45.9 million (US$6.0 million) in the six months ended June 30, 2007.

Zhengtu Information is also subject to business tax at the rate of 5% in connection with the revenues that it derives from its contractual arrangements with Giant Network. We account for this business tax and related surcharges as a component of our cost of services. In 2006 and the six months ended June 30, 2007, this amounted to RMB14.0 million (US$1.8 million) and RMB30.5 million (US$4.0 million), respectively.

Internal Control Over Financial Reporting

In connection with their audits of our consolidated financial statements, our independent registered public accounting firm identified and communicated to us material weaknesses related to our control environment and the design of operating controls to prevent and detect financial statement errors; a significant deficiency related to a voided acquisition; and several control deficiencies (each as defined in the standards established by the U.S. Public Company Accounting Oversight Board). Any of these weaknesses or deficiencies could, in the judgment of our independent registered public accounting firm, adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our financial statements.

The material weaknesses related to our control environment consisted of:

•	a lack of sufficient accounting personnel with U.S. GAAP and SEC reporting experience;

•	inadequate controls for establishing and maintaining an oversight function and communication of internal controls, policies and procedures; and

•	a lack of effective monitoring activities to prevent and detect misstatements in our accounts and our financial statements.

Our accounting firm also identified control deficiencies that, in the aggregate, constituted a material weakness in the design of operating controls to prevent and detect financial statement errors. Examples of financial statement errors that were detected include (i) improper recording of liabilities related to the understatement of purchases of fixed assets of RMB0.2 million (US$26,274) as of December 31, 2004 and RMB9.3 million (US$1.2 million) as of December 31, 2006 and under-accrual of operating expenses for the period from November 18, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006 of RMB0.2 million (US$22,070), RMB0.1 million (US$15,239) and RMB7.2 million (US$0.9 million), respectively; (ii) failure to make appropriations of net profits to PRC statutory reserves in the amount of RMB43.9 million (US$5.8 million) in 2006; (iii) improper classification of certain account balances in 2006, including long-term loans of RMB16.1 million (US$2.1 million) which were improperly classified as current liabilities and deferred expenses of RMB3.4 million (US$0.4 million) which were not offset against other payables although a right of offset existed, resulting in an overstatement of both assets and liabilities; and (iv) ineffective controls over the approval of related-party advances (described below). These errors were not initially detected through our internal control over financial reporting, but were identified by our accounting firm and required adjustment to our financial statements.

In the first half of 2007, RMB900.0 million in interest-free advances were made by our wholly owned subsidiary, Zhengtu Information, and our affiliated entity, Giant Network, to an entity controlled by Yuzhu Shi, our chairman, chief executive officer and controlling beneficial owner. These advances were made without sufficient prior input from PRC legal counsel and will cause us to incur significant compensation expenses in 2007. These advances were repaid in full as of August 30, 2007.

The significant deficiency identified by our independent registered public accounting firm related to our failure to properly conduct due diligence to determine whether our acquisition of an interest in a Taiwanese company was in compliance with relevant Taiwanese laws. That transaction was subsequently determined to be null and void from the outset. Our control deficiencies include a need for better inventory controls; improved transfer pricing and share-based compensation analysis and procedures; improved controls over our maintaining legal documents; and additional controls relating to our IT network.

To address these weaknesses related to control environment and operational deficiencies:

•

we have hired, and are actively seeking to hire, additional individuals with the requisite U.S. GAAP and SEC reporting expertise, including the recent hirings of Eric He, our chief financial officer, and another senior accountant with United States accounting experience;

•

we intend to increase our in-house expertise and reporting capabilities through additional training, increased interaction with our independent registered public accounting firm and the retention of a third-party consultant to assist us in complying with U.S. GAAP and SEC requirements;

•	we are preparing an accounting policy manual as a reference in connection with reviewing recurring transactions and period-end closing processes, among other tasks;

•	we are implementing monitoring and oversight control for non-recurring/complex transactions;

•	to improve our oversight and monitoring activities, we intend to, among other things:

o	reconstitute our board of directors and increase the number of board members to seven, a majority of which will be independent;

o	establish an audit committee of our board of directors that satisfies the independence requirements of the New York Stock Exchange, which committee will be responsible for reviewing and approving all related-party transactions;

o	adopt a code of conduct applicable to our directors and executive officers and a general code of conduct applicable to all company employees; and

o	strengthen our internal audit function to focus on financial and reporting processes in addition to operational activities.

Quarterly Financial Information

The following tables set forth selected results of operations data by amount and as a percentage of net revenues, each derived from our unaudited consolidated financial statements for the three-month periods ended on the dates indicated. You should read the following tables in conjunction with the unaudited consolidated financial information and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements, except for the adoption of new accounting standards. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	For the quarter ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(in thousands of RMB)
Net revenues:
Online game	12,077	70,335	153,362	172,725	315,342	368,447
Overseas licensing revenue	—	—	—	—	1,882	1,776

Total net revenue	12,077	70,335	153,362	172,725	317,224	370,223

Cost of services	(3,465)	(5,334)	(11,053)	(25,343)	(27,985)	(38,617)

Gross profit	8,612	65,001	142,309	147,382	289,239	331,606

Operating (expenses) income:
Research and product development expenses	(1,673)	(1,714)	(2,986)	(8,426)	(3,339)	(3,298)
Sales and marketing expenses	(5,924)	(16,240)	(22,088)	(36,208)	(27,425)	(44,393)
General and administrative expenses	(1,538)	(3,094)	(4,188)	(17,278)	(10,914)	(20,209)
Government financial incentives	—	16	1,490	115	—	—
Total operating expenses	(9,135)	(21,032)	(27,772)	(61,797)	(41,678)	(67,900)

(Loss) income from operations	(523)	43,969	114,537	85,585	247,561	263,706

Interest income	11	93	360	672	493	600
Other (expense) income	—	(24)	(10)	(52)	26	(57)

(Loss) income before income tax expenses	(512)	44,038	114,887	86,205	248,080	264,249
Income tax expenses	—	—	—	—	—	—

Net (loss) income	(512)	44,038	114,887	86,205	248,080	264,249
Accumulated and other comprehensive income	—	—	—	146	151	249
Comprehensive income	(512)	44,038	114,887	86,351	248,231	264,498

	For the quarter ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(% of net revenues)
Net revenues:
Online game	100.0	100.0	100.0	100.0	99.4	99.5
Overseas licensing revenue					0.6	0.5

Total net revenue	100.0	100.0	100.0	100.0	100.0	100.0

Cost of services	(28.7)	(7.6)	(7.2)	(14.7)	(8.8)	(10.4)

Gross profit	71.3	92.4	92.8	85.3	91.2	89.6

Operating (expenses) income:
Research and product development expenses	(13.9)	(2.4)	(1.9)	(4.9)	(1.1)	(0.9)
Sales and marketing expenses	(49.1)	(23.1)	(14.4)	(21.0)	(8.6)	(12.0)
General and administrative expenses	(12.7)	(4.4)	(2.7)	(10.0)	(3.4)	(5.5)
Government financial incentives	0.0	0.0	1.0	0.0	0.0	0.0
Total operating expenses	(75.7)	(29.9)	(18.0)	(35.9)	(13.1)	(18.4)

Income (loss) from operations	(4.4)	62.5	74.8	49.4	78.1	71.2
Interest income	0.0	0.1	0.2	0.4	0.2	0.2
Other income and expense	0.0	0.0	0.0	0.0	0.0	0.0
(Loss) income before income tax expenses	(4.4)	62.6	75.0	49.8	78.3	71.4
Income tax expenses					—	—

Net (loss) income	(4.4)	62.6	75.0	49.8	78.3	71.4
Accumulated other comprehensive income	0.0	0.0	0.0	0.1	0.0	0.1
Comprehensive income	(4.4)	62.6	75.0	49.9	78.3	71.5

Following the commercial launch of our first game, ZT Online, in January 2006, we have experienced sequential quarter-on-quarter growth with respect to our quarterly net revenues and gross profit in each of the six quarters ended June 30, 2007. During these periods, substantially all of our net revenues consisted of online game net revenues generated from our operation of ZT Online.

The period of time over which we recognize revenue from our virtual products can affect our quarterly net revenues. For each of our permanent virtual products, being a virtual product that is not consumed at a predetermined time or that otherwise has a limitation on repeated use, we recognize revenues ratably over the estimated lifespan of the product. Prior to our determination of the estimated lifespan of permanent virtual products, we recognize related revenues over the estimated lifespan of ZT Online, which is four years. See “—Critical Accounting Policies—Revenue Recognition—Online Game Net Revenues.” Consequently, we believe the significant increase in our net revenues in the quarter ended September 30, 2006 was primarily due to our determination in that period of estimated lifespans for a number of our permanent virtual products that were shorter than four years, which enabled us to recognize revenues of permanent virtual products that were purchased by players in the two quarters ended June 30, 2006. In February 2007, we introduced virtual treasure boxes, which became our best selling virtual product and contributed the majority of our revenues in the two quarters ended June 30, 2007. We recognize revenues from our virtual treasure boxes based on the virtual products that the purchasing player wins from the virtual treasure box. Because a significant portion of our treasure boxes contain consumable virtual products, being those virtual products that are consumed at a predetermined time or that otherwise have limitations on repeated use, and because we are generally able to recognize revenues from consumable virtual products more quickly than from permanent virtual products, the popularity of our treasure boxes in the two quarters ended June 30, 2007 contributed to the increase in our net revenues in those periods.

Historically, our quarterly online game net revenues have also been influenced by the popularity and playability of our game and game features, and the rules that govern our game. Certain ZT Online players reacted negatively to our introduction in November 2006 of a game function that enabled players’ characters to “travel” across different shards in the game because the function was perceived as being difficult to use and because it led to various temporary technical difficulties in the game. We believe that this resulted in no increase in our ARPU and led to slower net revenue growth for the quarter ended December 31, 2006. By contrast, our introduction of virtual treasure boxes in February 2007 was the primary factor causing our net revenues to increase in the two quarters ended June 30, 2007. In May 2007 we changed the rules governing one of ZT Online’s popular promotions that enabled a player to purchase virtual insurance policies for his or her character that would pay out virtual gold coins valued at up to five times the purchase price of the insurance policy once his or her character reached a predetermined experience level. Some players used gold coins earned from these payouts to obtain virtual products, and then sold these virtual products to other players through third-party auction websites. We changed the rule so that related payouts consist primarily of gold coin vouchers, which can only be used to purchase virtual products that are non-transferable. This rule change was unpopular with certain segments of our player base, in particular those who used our game to earn real money, and led to both a decrease in our monthly average concurrent users in June 2007 and a decrease in ARPU for the quarter ended June 30, 2007. We believe that this was the main reason that our net revenues growth slowed in that quarter.

We recognize our net revenues net of distributor discounts. As a result, our quarterly net revenues have also been influenced by the amount of discounts that we offer our distributors. In particular, we lowered our distributor discounts to distributors to 14% from 16% in January 2007. As a result, starting in the quarter ended March 31, 2007, we have been able to recognize a larger portion of our sales proceeds as net revenues.

Our quarterly research and product development expenses can fluctuate depending on when a game’s technological feasibility has been reached and we are able to capitalize them. We capitalized expenses associated with Giant Online starting in January 2007, which led to a significant decrease in our research and product development expenses.

In each of the six quarters ended June 30, 2007 except the quarter ended March 31, 2007, our sales and marketing expenses experienced quarter-on-quarter growth. Our advertisement expenses constituted the majority of our sales and marketing expenses during this period, and increased substantially in the quarter ended December 31, 2006. This increase was primarily a result of our purchasing a substantial amount of primetime television advertising time in December 2006, which was more expensive than the other advertisements that we had purchased previously. Our advertising expenses decreased in the quarter ended March 31, 2007, including expenditures on television advertising, but increased again in the quarter ended June 30, 2007 in connection with an increase in our promotion of ZT Online and also in preparation for the China Digital Entertainment Expo & Conference, or China Joy. Historically, another important factor in fluctuations of our quarterly sales and marketing expenses has been our payments to administrators of Internet cafés, which were incurred as part of a promotion to attract new players of ZT Online. Payments to Internet café administrators increased significantly in the quarters ended September 30, 2006 and December 31, 2006 as ZT Online became available in more Internet cafés throughout China and more Internet café administrators became aware of and participated in the promotion. However, in the quarter ended December 31, 2006, we introduced new rules making it more challenging for Internet café administrators to qualify for payment under the promotion. This rule change led to a significant decrease in our related expenses in the following two quarters.

Starting in the quarter ended December 31, 2006, we began experiencing substantial fluctuation in our quarterly general and administrative expenses due to our incurrence of share-based compensation expenses. The primary reason that our general and administrative expenses increased so significantly in the quarter ended December 31, 2006 was that we incurred a one-time RMB5.4 million share-based compensation expense when one of our shareholders sold an equity interest in our company to another shareholder, who is also a director of Giant Network, for less than fair value. Our general and administrative expenses decreased in the following quarter ended March 31, 2007, only to increase again in the quarter ended June 30, 2007 when we incurred a RMB8.5 million compensation charge derived from the imputation of interest on our advances to Shanghai Jiante Shengming Technology Co., Ltd.

Results of Operations

We established our business on November 18, 2004 and commercially launched ZT Online in January 2006. Prior to 2006, we generated no revenues. Because we believe the discussion would not be meaningful, we have not presented a separate discussion for the periods from November 18, 2004 to December 31, 2004 or for 2005. Rather, we provide a discussion for a single period from November 18, 2004 to December 31, 2005. Also, for the same reason, comparisons of our results of operations between 2006 and 2005 and between 2005 and 2004 have not been provided.

Period From November 18, 2004 (Date of Inception) to December 31, 2005

During the period from November 18, 2004 to December 31, 2005, we generated no revenues. As a result, we incurred no business tax and related surcharges or cost of services during that period.

During the period, we incurred operating expenses of RMB41.5 million in connection with the development of, and preparation for, the launch of ZT Online. These included:

•	research and product development expenses of RMB5.0 million, of which RMB4.8 million consisted of employee wages and welfare benefits for our new product development team;

•

sales and marketing expenses of RMB4.6 million, primarily reflecting RMB3.4 million of advertising expenses spent in anticipation of the launch of ZT Online, and RMB0.7 million of employee wages and welfare benefits for our sales and marketing team; and

•

general and administrative expenses of RMB31.9 million, primarily reflecting a RMB23.6 million share-based compensation expense relating to our sale of a 12.25% equity interest in Giant Network to its directors for a price that was below fair market value, employee wages and welfare benefits for our newly hired management, financial and administrative staff of RMB3.7 million, the lease of office space of RMB1.0 million, and other administrative expenses.

We experienced a loss from operations of RMB41.5 million during this period.

Our operating loss during this period was offset slightly by our interest income of RMB0.1 million, derived from our bank deposits, and other income of RMB0.1 million derived from a one-time provision of network services to a related party.

As a result of these factors, we incurred a net loss during this period of RMB41.3 million.

Year Ended December 31, 2006

The following table sets forth a summary of our consolidated statement of operations data for the year ended December 31, 2006 and as a percentage of our net revenues for the year. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31, 2006
	(in thousands of RMB)	(in thousands of US$)	(% of net revenues)
Online game revenue, net	408,499	53,665	100.0
Cost of services	(45,195)	(5,937)	(11.1)

Gross profit	363,304	47,728	88.9

Operating expenses:
Research and product development expenses	(14,799)	(1,944)	(3.6)
Sales and marketing expenses	(80,460)	(10,570)	(19.7)
General and administrative expenses	(26,098)	(3,429)	(6.4)
Government financial incentives	1,621	213	0.4

Total operating expenses	(119,736)	(15,730)	(29.3)

Income from operations	243,568	31,998	59.6

Interest income	1,136	149	0.3
Other expense	(86)	(11)	(0.0)

Income before income tax expenses	244,618	32,136	59.9
Income tax expenses	—	—	—
Net income	244,618	32,136	59.9

Following the introduction of ZT Online in January 2006, we generated net revenues of RMB408.5 million (US$53.7 million) in 2006.

Our cost of services in 2006 was RMB45.2 million (US$5.9 million), equal to 11.1% of our net revenues in that period. Our cost of services were related to our operation of ZT Online, and primarily consisted of employee wages and welfare benefits for our maintenance team, platform team and customer support team of RMB12.7 million (US$1.7 million), business taxes and related surcharges of RMB14.0 million (US$1.8 million) relating to revenues that Zhengtu Information derives from its contractual arrangements with Giant Network, co-location fees and Internet access fees related to our servers of RMB6.9 million (US$0.9 million), purchase of uncapitalized, low-value tools and supplies of RMB4.9 million (US$0.6 million) and depreciation and amortization costs primarily related to our servers and our intangible assets of RMB2.7 million (US$0.4 million). Cost of services includes share-based compensation expenses of RMB1.1 million (US$0.1 million) related to our issuance of options under the 2006 Plan. Our gross profit in 2006 was RMB363.3 million (US$47.7 million), reflecting a gross profit margin of 88.9%.

Our net operating expenses totaled RMB119.7 million (US$15.7 million) in 2006, or 29.3% of our net revenues in 2006.

Our research and product development expenses in 2006 were RMB14.8 million (US$1.9 million), or 3.6% of our 2006 net revenues, and related primarily to our development of Giant Online, which reached technological feasibility in January 2007. The largest component of our research and product development expenses, totaling RMB13.6 million (US$1.8 million), related to employee wages and welfare benefits for our new product development team. Our research and product development expenses included share-based compensation expenses of RMB3.6 million (US$0.5 million) related to our issuance of options under the 2006 Plan.

Sales and marketing expenses were RMB80.5 million (US$10.6 million), or 19.7% of 2006 net revenues. Of this amount: RMB45.4 million (US$6.0 million) were advertising expenses related to ZT Online; RMB11.6 million (US$1.5 million) related to employee wages and welfare benefits for our sales and marketing team; RMB8.5 million (US$1.1 million) were payments made to administrators of Internet cafés in return for attracting new paying ZT Online players; RMB7.8 million (US$1.0 million) related to promotional events; and RMB3.5 million (US$0.4 million) related to the production of ZT Online-related promotional souvenirs. Our sales and marketing expenses included share-based compensation expenses of RMB0.4 million (US$0.1 million) related to our issuance of options under the 2006 Plan.

Our general and administrative expenses in 2006 were RMB26.1 million (US$3.4 million), or 6.4% of 2006 net revenues. Our 2006 general and administrative expenses primarily included: RMB6.3 million (US$0.8 million) of professional service expenses relating to our reorganization into a holding structure in September 2006 and the exploration of an initial public offering outside of the United States which was not pursued to completion; RMB12.8 million (US$1.7 million) of employee wages and welfare benefits for general management, financial and administrative staff; RMB2.4 million (US$0.3 million) relating to the lease of our office space and property management fees. Our general and administrative expenses included share-based compensation expenses of RMB7.1 million (US$0.9 million) relating to our issuance of options under the 2006 Plan and transfer of ordinary shares to one of our company’s shareholders, who is also a director.

We also received government financial incentives from the local government in Shanghai of RMB1.6 million (US$0.2 million) in 2006.

Our income from operations in 2006 was RMB243.6 million (US$32.0 million), reflecting an operating profit margin of 59.6%.

We generated interest income of RMB1.1 million (US$0.1 million) in 2006, or 0.3% of our 2006 net revenues. This income was derived from our bank deposits, which were RMB451.4 million (US$59.3 million) as of December 31, 2006. As a result of our tax holiday entitlement, we incurred no income tax expenses in 2006.

As a result of these factors, we generated net income during this period of RMB244.6 million (US$32.1 million), reflecting a net income margin of 59.9%.

Comparison of Six Months Ended June 30, 2007 and June 30, 2006

The following table sets forth selected results of operations data as derived from our unaudited financial statements for the six months ended June 30, 2006 and 2007 and as a percentage of our net revenues for the period. You should read the following table in conjunction with the unaudited consolidated financial information and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the six month periods presented.

	Six months ended June 30,
	2006	2007
	(RMB)	(RMB)	(US$)	(% of net revenues)
	(in thousands)
Net revenues:
Online game	82,411	683,789	89,830	99.5
Overseas licensing revenue	—	3,658	481	0.5

Total net revenue	82,411	687,447	90,311	100.0

Cost of services	(8,800)	(66,602)	(8,750)	(9.7)

Gross profit	73,611	620,845	81,561	90.3

Operating (expenses) income:
Research and product development expenses	(3,387)	(6,637)	(872)	(1.0)
Sales and marketing expenses	(22,163)	(71,818)	(9,435)	(10.5)
General and administrative expenses	(4,631)	(31,123)	(4,089)	(4.5)
Government financial incentives	17	—	—	0.0
Total operating expenses	(30,164)	(109,578)	(14,396)	(15.9)

Income from operations	43,447	511,267	67,165	74.3
Interest income	104	1,093	144	0.2
Other income and expense	(24)	(31)	(4)	0.0
Income before income tax expenses	43,527	512,329	67,305	74.5
Income tax expenses	—	—	—	0.0

Net income	43,527	512,329	67,305	74.5

Net Revenues

In the six months ended June 30, 2007, our total net revenues increased by RMB605.0 million, or 734.2%, to RMB687.4 million (US$90.3 million) from RMB82.4 million in the same period in 2006. Substantially all of this increase consisted of online game net revenues generated by ZT Online, which increased from RMB82.4 million in the six months ended June 30, 2006 to RMB683.8 million (US$89.8 million) in the six months ended June 30, 2007. We believe that this increase primarily reflected significant growth in the popularity of ZT Online among online game players in China. This increase also reflects the success of certain innovative features in ZT Online, such as virtual treasure boxes, and a reduction starting in January 2007 in the discount that we give to distributors of our prepaid game cards from 16% to 14%. Furthermore, we believe that we were able to recognize a greater portion of the sales proceeds that we generated in the six months ended June 30, 2007 than we were in the same period in 2006 because we had already established the estimated lifespan of the majority of our permanent virtual products, and because the popularity of our treasure boxes led to a greater portion of our revenue being recognized as consumable virtual items. See “—Critical Accounting Policies—Revenue Recognition—Online Game Net Revenues.”

Starting in the six months ended June 30, 2007, we also began deriving overseas licensing net revenues from usage-based royalties paid by Lager Network for their operation of ZT Online in Hong Kong, Macau and Taiwan. We generated RMB3.7 million (US$0.5 million) overseas licensing net revenues in the six months ended June 30, 2007.

Cost of Services

Our cost of services in the six months ended June 30, 2007 increased by RMB57.8 million, or 656.9%, to RMB66.6 million (US$8.7 million) from RMB8.8 million in the same period in 2006. The largest component of this increase is business taxes and related surcharges. Prior to September 2006, we only incurred business taxes and related surcharges in connection with Giant Network’s sale of prepaid game cards and game points. We recognize our online game net revenues net of these business taxes and related surcharges. Starting in September 2006, as a result of our implementation of a Cayman Islands holding structure, we started incurring an additional layer of business taxes and related charges on service and royalty fees paid by Giant Network to our subsidiary, Zhengtu Information. We recognize these business taxes and related surcharges as a cost of services, and in the six months ended June 30, 2007 they amounted to RMB30.5 million (US$4.0 million).

Our other cost of services increased in connection with our expanding operations. Our maintenance of computer equipment, co-location fees and Internet access expenses grew by RMB10.0 million, or 454.5%, from RMB2.2 million in the six months ended June 30, 2006 to RMB12.2 million (US$1.6 million) in the six months ended June 30, 2007. This reflected the expansion of our server network to ensure adequate capacity to handle the increasingly large number of ZT Online players. We hired a significant number of operational personnel, which led to a RMB9.1 million, or 294.0%, increase in related compensation costs, which grew from RMB3.1 million in the six months ended June 30, 2006 to RMB12.2 million (US$1.6 million) in the six months ended June 30, 2007. Our expenses associated with the depreciation of equipment and amortization of software and other intangible assets increased by RMB3.8 million, or 542.9%, from RMB0.7 million in the six months ended June 30, 2006 to RMB4.5 million (US$0.6 million) in the six months ended June 30, 2007. This mostly related to depreciation related to our server network, which expanded significantly.

Gross Profit and Margin

Our gross profit increased by RMB547.2 million, or 743.4%, from RMB73.6 million in the six months ended June 30, 2006 to RMB620.8 million (US$81.6 million) in the six months ended June 30, 2007. This growth was roughly in line with growth of our online game net revenues. Our gross margin increased from 89.3% to 90.3%.

Operating Expenses

Research and Product Development Expenses

Our research and product development expenses in the six months ended June 30, 2007 increased by RMB3.2 million, or 94.1%, to RMB6.6 million (US$0.9 million) from RMB3.4 million in the same period in 2006. The largest component of this increase was employee wages and welfare benefits for our new product development team, which grew by RMB3.1 million, or 103.8%, from RMB3.0 million in the six months ended June 30, 2006 to RMB6.1 million (US$0.8 million) in the six months ended June 30, 2007. This increase was related both to our hiring of additional product development personnel, and the payment of share-based compensation to certain key employees. Additionally, our research and product development expenses in the six months ended June 30, 2007 were offset by RMB6.0 million (US$0.8 million) in game development expenses related to Giant Online that we capitalized. Our research and product development expenses in the six months ended June 30, 2006 did not include any share-based compensation expenses, but in the same period in 2007 we incurred share-based compensation expenses of RMB4.0 million (US$0.5 million). We expect our research and product development expenses to increase significantly in the remainder of 2007 as we hire additional personnel.

Sales and Marketing Expenses

Our sales and marketing expenses increased by RMB49.7 million, or 224.0%, from RMB22.2 million in the six months ended June 30, 2006 to RMB71.8 million (US$9.4 million) in the six months ended June 30, 2007. The largest component of this increase consisted of our advertising expenses related to ZT Online, which grew by RMB30.1 million, or 242.7%, from RMB12.4 million in the six months ended June 30, 2006 to RMB42.5 million (US$5.6 million) during the same period in 2007. The increase in sales and marketing expenses between these periods was also due in part to: a RMB5.3 million or 331.2% increase in expenses related to promotional souvenirs for ZT Online, from RMB1.6 million to RMB6.9 million (US$0.9 million); a RMB5.0 million or 106.4% increase in employee wages and welfare benefits, from RMB4.7 million to RMB9.7 million (US$1.3 million), as a result of our hiring additional sales and marketing personnel; and a RMB4.5 million or 204.5% increase in promotional events, from RMB2.2 million to RMB6.7 million (US$0.9 million). Our sales and marketing expenses in the six months ended June 30, 2006 did not include any share-based compensation expenses, but in the same period in 2007 included share-based compensation expenses of RMB0.2 million (US$26,478). We expect our sales and marketing expenses to continue to increase in the remainder of 2007 as we enhance and expand our sales and marketing efforts in our existing markets, expand our network into more medium and small-sized cities in China, and begin promoting ZT Online PTP and Giant Online.

General and Administrative Expenses

Our general and administrative expenses increased by RMB26.5 million, or 576.1%, from RMB4.6 million in the six months ended June 30, 2006 to RMB31.1 million (US$4.1 million) in the six months ended June 30, 2007. The largest component of this increase consisted of compensation expenses derived from the imputation of interest on advances to a related party of RMB11.8 million (US$1.5 million) and share-based compensation to management of RMB2.3 million (US$0.3 million) in the six months ended June 30, 2007. We did not incur these types of expenses in the six months ended June 30, 2006. The increase in general and administrative expenses was also due in part to a RMB4.2 million or 262.5% increase in employee wages and welfare benefits (excluding share-based compensation) for general management, financial and administrative staff, from RMB1.6 million to RMB5.8 million (US$0.8 million).

Government Financial Incentives

In the six months ended June 30, 2007, our proceeds from government financial incentives decreased from RMB16,911 to nil.

Income From Operations

In the six months ended June 30, 2007, income from operations increased by RMB467.8 million, or 1,076.8%, to RMB511.3 million (US$67.2 million) from RMB43.5 million in the same period in 2006. As a percentage of total net revenues, income from operations increased to 74.4% from 52.7%.

Interest Income

In the six months ended June 30, 2007, our interest income increased by RMB1.0 million, or 1,000%, to RMB1.1 million (US$0.1 million) from RMB0.1 million in the same period in 2006. This was primarily due to the increase in the funds that we held in interest-bearing bank accounts in the six months ended June 30, 2007.

Income Tax Expense

We did not record any income tax expenses for the six months ended June 30, 2006. In the six months ended June 30, 2007, we recorded current income tax expenses of RMB10.1 million (US$1.3 million), which was fully offset by a deferred tax-related income tax benefit of RMB10.1 million (US$1.3 million) in that same period.

Net Income and Margin

As a result of the foregoing, our net income increased by RMB468.7 million, or 1,075.0%, from RMB43.6 million in the six months ended June 30, 2006 to RMB512.3 million (US$67.3 million) in the same period in 2007. Our net margin also increased from 52.8% to 74.5%.

Liquidity and Capital Resources

Cash Flows and Working Capital.

To date, we have financed our operations primarily through equity contributions by our shareholders and cash flows from operations beginning in 2006. We received proceeds from our issuance and sale of ordinary shares of RMB20 million in 2004 and RMB20 million in 2005, of which, RMB30.0 million (US$3.9 million) were distributed to shareholders of our affiliated entity, Giant Network, in 2006 as part of a share reduction allowed under PRC law. The share reduction resulted in a distribution of cash to Giant Network’s shareholders and a corresponding decrease in Giant Network’s registered capital. We do not intend to make any future share reductions with respect to Giant Network in the future.

As we were in a start-up phase in 2004 and 2005 and did not generate any revenues until 2006, our principal use of cash through 2006 was to fund our game development efforts and other expenses.

In March 2006, Giant Network provided an interest-free advance in the amount of RMB15.0 million to Shanghai Jiante Shengming Technology Co., Ltd., or Shanghai Jiante, a company owned and controlled by our chairman and chief executive officer, Yuzhu Shi. Following this loan, as of March 23, 2006, Giant Network had an outstanding cash balance of RMB16.3 million. This advance was repaid in May 2006. In February 2007, Giant Network and Zhengtu Information provided additional interest-free advances to Shanghai Jiante in the amounts of RMB256.0 million and RMB166.0 million, respectively. Following these loans, as of February 12, 2007, Giant Network and Zhengtu Information had a collective outstanding cash balance of RMB213.7 million. In March 2007, Giant Network provided an additional interest-free advance to Shanghai Jiante in the amount of RMB78.0 million, and in June 2007, Zhengtu Information provided an additional interest-free advance to Shanghai Jiante in the amount of RMB400.0 million. After the March 2007 loan, Giant Network and Zhengtu Information had a collective outstanding cash balance of RMB194.9 million as of March 9, 2007, and after the June 2007 loan, Giant Network and Zhengtu Information had a collective outstanding cash balance of RMB46.9 million as of June 11, 2007. We financed each of the advances from Giant Network and Zhengtu Information to Shanghai Jiante with cash flows generated by our operations. Shanghai Jiante repaid RMB220.0 million of these advances in July 2007 and the remaining RMB680.0 million in August 2007. No related party advances or loans will be made in the future without the prior approval of our audit committee.

As of June 30, 2007, we had RMB98.9 million (US$13.0 million) in cash and cash equivalents. For the remainder of 2007, we expect that our cash needs will derive primarily from our intended capital expenditures of RMB400.0 million (US$52.5 million), and to a lesser extent our operating expenses and our cost of services. See “—Capital Expenditures.” We believe that cash generated from our operating activities and the net proceeds of this offering will be sufficient to fund these cash needs.

	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the year ended December 31,			For the six months ended June 30, 2007
		2005	2006
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Net cash (used in) provided by operating activities	(836)	(14,593)	474,854	62,382	611,126	80,284

Net cash used in investing activities	(4,159)	(5,263)	(27,348)	(3,593)	(962,252)	(126,412)

Net cash provided by (used in) financing activities	20,000	20,000	(11,429)	(1,501)	(1,700)	(223)

Cash and cash equivalents at the beginning of the period/ year	—	15,005	15,149	1,990	451,371	59,297

Cash and cash equivalents at the end of the period/ year	15,005	15,149	451,371	59,297	98,946	12,999

Operating Activities

Net cash used in operating activities for the period from November 18, 2004 (date of inception) to December 31, 2004 and 2005, was RMB0.8 million and RMB14.6 million, respectively, during those periods. In the period from November 18, 2004 to December 31, 2004, we used cash to make prepayments of RMB0.5 million. In 2005, our net cash used in operations was offset by an increase in payables and accruals of RMB2.0 million mainly related to increased compensation payables.

For 2006 and the six months ended June 30, 2006 and 2007, our net cash provided by operating activities primarily resulted from our net income of RMB244.6 million (US$32.1 million), RMB43.5 million (US$5.7 million) and RMB512.3 million (US$67.3 million), respectively. Cash flows from deferred revenues in each of these periods was RMB136.7 million (US$18.0 million), RMB51.9 million and RMB83.1 million (US$10.8 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as net revenues. See “—Critical Accounting Policies—Revenue Recognition—Online Game Net Revenues” above. Our cash flows from advances from distributors in 2006 and the six months ended June 30, 2006 and 2007 were RMB52.6 million (US$6.9 million), RMB17.8 million and RMB10.8 million (US$1.4 million), respectively. We believe that our advances from distributors decreased significantly between June 30, 2006 and the same period in 2007 because our distributors had larger stocks of prepaid game cards. Our cash provided by operating activities was partly offset by cash used in prepayments and purchase of other current assets of RMB11.7 million (US$1.5 million) in 2006, RMB5.7 million (US$0.7 million) in the six months ended June 30, 2006 and RMB22.7 million (US$3.0 million) in the six months ended June 30, 2007. The increase in the six months ended June 30, 2007 reflected an increase in prepayment of co-location fees to Internet data centers housing our servers and increased prepayment of advertising expenses.

Investing Activities

Net cash used in investing activities in the period from November 18, 2004 (date of inception) to December 31, 2004 was RMB4.2 million, reflecting primarily server and computer purchases, as well as furniture and fixtures purchases for our new office facilities, and RMB3.0 million in deposits for a potential investment, which was subsequently aborted and refunded in 2005. In 2005, our net cash used in investing activities was RMB5.1 million, primarily reflecting our purchase of servers as well as capitalized development costs relating to our development of ZT Online, offset by the refund of the deposit for potential investment, advances to staff for business purposes of RMB1.2 million (US$0.2 million) and repayments from staff of RMB0.4 million (US$0.1 million). In 2006, our net cash used in investing activities reached RMB27.3 million (US$3.6 million), reflecting our purchase of additional servers, improvements that we purchased for our office facilities of RMB25.7 million (US$3.4 million) and our advance to related parties, net of RMB1.7 million (US$0.2 million).

In the six months ended June 30, 2006 and 2007 our net cash used in investing activities was RMB6.1 million and RMB962.3 million (US$126.4 million), respectively. This increase primarily reflected our advances totalling RMB900.0 million (US$118.2 million) to Shanghai Jiante in the six months ended June 30, 2007. It also reflected our purchase of additional property and equipment, including mainly servers, in the amount of RMB56.1 million (US$7.4 million).

Financing Activities

Financing activities include proceeds from the issuance of capital, changes in our subsidiary and our affiliated entity’s paid-in capital and proceeds from long-term loans. In 2006, our affiliated entity distributed RMB30.0 million (US$3.9 million) to make payments to its shareholders in connection with a reduction of its share capital as allowed under PRC law. This unsecured payment was funded, in part, with proceeds from a long-term unsecured loan of RMB16.1 million (US$2.1 million) in the form of three Hong Kong-dollar denominated loans from a third party, each with an annual interest rate of 0.1%, of which RMB14.1 million (US$1.9 million) is repayable in September 2008 and RMB2.0 million (US$0.3 million) is repayable in December 2009.

We had no cash flows relating to financing activities in the six months ended June 30, 2006. In the six months ended June 30, 2007, we received proceeds from a long-term loan of RMB4.5 million (US$0.6 million). The amount was offset by RMB3.7 million (US$0.5 million) in costs incurred by us in association with this offering, and RMB2.5 million (US$0.3 million) relating to our repayment of the loan made to us. We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all.

Capital Expenditures

Our capital expenditures were RMB1.4 million, RMB8.1 million, RMB33.1 million (US$4.3 million) and RMB64.9 million (US$8.5 million), respectively, in the period from November 18, 2004 (date of inception) to December 31, 2004, in 2005 and 2006 and in the six months ended June 30, 2007. The substantial majority of our capital expenditures have related to our purchase of servers and to a lesser extent other computer equipment. They have also included improvements for our office facilities and furniture. We expect our capital expenditures in 2007 to total approximately RMB400.0 million (US$52.5 million). We expect the substantial majority of these capital expenditures will relate to the purchase of new servers and peripheral computer and network equipment. We intend to fund our capital expenditures with cash generated from our operating activities and with the net proceeds of this offering.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2006 is as follows:

	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands of RMB)
Long-term debts including interest	16,104	—	16,104	—	—
Operating lease obligations:
Office premises	3,398	2,498	900	—	—
Computer equipment	9,209	9,009	200	—	—

Total	12,607	11,507	1,100	—	—

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Each of our subsidiaries is wholly owned by us. These subsidiaries and our affiliated entity, Giant Network, are fully included in our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk relates to interest expenses on our long-term borrowings. We have not used any derivative financial instruments to manage our interest rate risk exposure. Historically, we have not been exposed to material risks due to changes in interest rates on any third-party debt; however, future interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied. We are currently assessing the impact, if any, that SFAS No. 157 will have on our financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, or SFAS No. 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently assessing the impact, if any, of this new standard on our financial statements.

BUSINESS

Overview

We are one of China’s leading online game developers and operators in terms of revenues, and our online game ZT Online was the most popular online game in China in 2006, according to a report published by International Data Corporation, or IDC, a leading market research firm. We focus on massively multiplayer online, or MMO, games that are played through networked game servers in which tens of thousands of players are able to simultaneously connect and interact.

Our first internally-developed MMO game, ZT Online, was commercially launched in January 2006. ZT Online’s compound quarterly growth rate was 39.6% and 45.3%, respectively, in terms of peak concurrent users and average concurrent users from the quarter ended March 31, 2006 through the quarter ended September 30, 2007. ZT Online had 120,037 quarterly peak concurrent users and 51,202 quarterly average concurrent users for the quarter ended March 31, 2006 and had 888,146 quarterly peak concurrent users and 481,054 quarterly average concurrent users for the quarter ended September 30, 2007.

We believe that our success is largely attributable to our ability to internally develop, operate and market a high quality MMO game tailored to China’s core game player audience, which we define as players between the ages of 18 and 40. We have a team of over 140 experienced game developers, which includes dedicated product development and enhancement teams for each of our MMO games. We plan to commercially launch our second MMO game, ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and our third MMO game, Giant Online, in the fourth quarter of 2007. We believe that we will be able to leverage our national distribution and operational platform to market these games to players throughout China. We acquired the intellectual property rights to our third free-to-play MMO game, King of Kings III, from Taiwan Lager Network Technology Co., Ltd., or Lager Network, a developer in Taiwan, in the third quarter of 2007, and currently intend to commercially launch the game in China in 2008. See “Business—Our Games—Future Game—King of Kings III.”

We believe that the high playability, interactivity and community-oriented nature of our games, together with their large active player bases, have resulted in a strong growth in the number of our paying players and our average revenues per user, or ARPU. As a result, ZT Online’s quarterly active paying players and ARPU achieved compound quarterly growth rates of 54.2% and 28.6%, respectively, from the quarter ended March 31, 2006 through the quarter ended June 30, 2007. ZT Online had 143,110 and 1,247,791 quarterly active paying players in the quarters ended March 31, 2006 and June 30, 2007, respectively. In the three months ended September 30, 2007, ZT Online had 1,317,673 quarterly active paying players. ZT Online had ARPU of RMB84 and RMB320 in the quarters ended March 31, 2006 and March 31, 2007, respectively. In the quarter ended June 30, 2007, ZT Online’s ARPU decreased to RMB295.

We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of August 31, 2007, our distribution network consisted of over 200 distributors and reached over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website. As of August 31, 2007, our marketing network consisted of over 250 liaison offices located throughout China.

Since our commercial launch of ZT Online in January 2006, we have experienced significant growth in our net revenues and net income. For the year ended December 31, 2006 and the six months ended June 30, 2007, our net revenues were RMB408.5 million (US$53.7 million) and RMB687.4 million (US$90.3 million), respectively. Our net income for the same periods was RMB244.6 million (US$32.1 million) and RMB512.3 million (US$67.3 million), respectively. As of June 30, 2007, deferred revenues and advances from distributors totaled RMB219.8 million (US$28.9 million) and RMB63.4 million (US$8.3 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as net revenues. Although substantially all of our revenues have been generated in China, starting in January 2007 we have also derived revenues from the license of ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan.

Industry Background

Overview

Global Interactive Entertainment Market

Interactive entertainment is one of the world’s most popular forms of consumer media, as measured by revenues. The interactive entertainment industry is principally divided into two segments: online games and offline games. Online games can be played on devices that can access the Internet, generally through a broadband connection, may require downloading of certain software in order to access the game and can involve a multitude of players from different locations. Online games also include web-based games and games played through mobile phones. Offline games include personal computer, console and handheld games that do not require an Internet connection to play.

Online games can generally be classified into two categories: MMO games and casual online games.

MMO Games. MMO games allow thousands of players to simultaneously play and interact. MMO games generally involve players assuming specific roles or characters that exist in a persistent-state virtual game world. MMO games are continuous, with no conclusion to the game story, and evolve even when the user is not currently playing. These games enable players to create and control characters that accumulate experience by exploring the game world, completing tasks and interacting with other players or network-operated “non-playing characters.” The most popular genres of MMO games include fantasy, medieval and science fiction games.

Casual Online Games. Casual online games have relatively uncomplicated content and provide limited interaction between players. Casual online games are either flash-based or require players to download game software from a game website in order to play. Casual online games are typically session-based, meaning a game can be played to conclusion within a short period of time. Generally, fewer than ten players simultaneously interact in a casual online game, and they can also be played individually.

The Chinese Online Game Market

Market Opportunity

According to IDC, China’s online game revenues were US$815 million in 2006, representing a 73.5% increase over 2005, and are expected to grow to US$3.0 billion in 2011. This would represent a compound annual growth rate of 30.2%. In 2006, the top five game vendors in China, measured by revenues, all produced MMO games according to IDC. MMO games generated US$662 million in revenues in 2006, representing 81.2% of China’s total online game revenues. MMO games are expected to achieve revenues of US$2.0 billion by 2011, representing a compound annual growth rate of 24.2% from 2006.

Business Models

User payment options for MMO games include “free-to-play” and “pay-to-play.” Traditional MMO games required players to purchase playing time in advance of playing the game either through the purchase of prepaid game cards at retail points or on the Internet, a model called “pay-to-play.” Conversely, free-to-play MMO games enable players to play the game for free. Operators generate revenue by selling virtual products and services to players. The first free-to-play MMO games were introduced into the Chinese market in 2003 and have since rapidly gained popularity.

Characteristics of China’s Online Game Market

Limited Game Console and Handheld Device Market

In the United States, Europe and Japan, game consoles for home entertainment and handheld games have the greatest market share in their respective interactive entertainment markets. By comparison, the world’s leading videogame console makers, including Sony, Nintendo and Microsoft, have only reported limited sales in China.

Increase in Internet Users and Paying Players

According to IDC, China’s online game players reached 32.7 million in 2006, generating US$815.5 million in subscription revenue. The following table sets forth IDC’s estimate of the number of online game players and the revenues generated from the online game market in China from 2006 to 2011.

2006-2011 Online Game Players and Online Game Subscription Revenue Forecast
	2006	2007	2008	2009	2010	2011	2006-2011 CAGR (%)
Internet Users (in millions)	128.7	150.1	167.5	180.1	189.8	196.4	8.8
Online game players (in millions)	32.7	39.6	47.3	55.4	63.4	69.9	16.4
Paying online game players (in millions)	17.1	21.1	25.6	30.5	35.4	39.5	18.3
Paying online gamer penetration (%)	52.2	53.2	54.1	55.0	55.8	56.5
Online game subscription revenues (million US$)	815.5	1,229.4	1,663.3	2,199.5	2,621.0	3,046.1	30.2

Source: IDC, Greater China Online Gaming 2007-2011 Forecast and Analysis

The number of users in China accessing the Internet through a broadband connection increased to 48.7 million in 2006, a 29.0% increase over 2005, and is expected to grow at a compound annual growth rate of 10.1% over the next five years to 78.9 million by 2011. As there remain a large number of households in China that do not have a personal computer, Internet cafés are popular centers for Internet access and social interaction among the age 18 to 40 demographic. In China, we believe there are approximately 20 million PCs and approximately 110,000 registered Internet cafés as of March 2007.

High Urbanization and Continued Growth of Medium and Smaller Sized Cities and Rural Areas

China has become increasingly urbanized in recent years. The following table sets forth related statistics from 2001 to 2006.

	2001	2002	2003	2004	2005	2006
China’s urban population (in millions)	480.6	502.1	523.8	542.8	562.1	577.1
China’s urban population as a percentage of total population (%)	37.7	39.1	40.5	41.8	43.0	43.9

Source: 2007 China Statistical Yearbook

According to the 2007 China Statistical Yearbook, or the Statistical Yearbook, in 2006 China’s medium and smaller sized cities and rural areas accounted for 59.2% of its total gross domestic product. The gross domestic product in these regions increased by a compound annual growth rate of 12.0% from 2001 to 2006 according to the Statistical Yearbook.

Growing Popularity of Locally-Developed MMO Games

Locally developed games are gaining popularity and market share in China. Locally developed games often have Chinese-themed story lines, which increases their appeal to Chinese players. Additionally, as players spend time playing a specific MMO game, they may spend money on game commodities to improve their characters and standing, which in turn results in game loyalty.

According to IDC, locally developed games in China accounted for 59.9% of all revenues from the online game market in 2005, a figure which grew to 64.8% by 2006.

The Increasing Prevalence of Free-to-Play MMO Games

The China online game market is evolving from an exclusively pay-to-play model to a free-to-play model. Free-to-play games have increased in popularity in China relative to pay-to-play games due to accessibility of high quality free-to-play games, initial play without a fee and large player bases. According to IDC, an increasing number of operators have been drawn to the free-to-play model.

IDC reported that in 2006, total revenues generated from the pay-to-play model were US$390.6 million, representing 47.9% of total market share of China online games, whereas revenues generated from the free-to-play model were US$420.4 million, representing 51.6% of total market share of China online games. The following table sets forth IDC’s projection of revenues generated from the free-to-play model over the pay-to-play model in China for 2006 to 2011.

2006-2011 Online Game Revenues: Free-To-Play and Pay-To-Play
Business Model	2006	2007	2008	2009	2010	2011	2006-2011 CAGR (%)
Monthly or pay-per-use subscription model (in millions of US$)	390.6	443.6	510.2	563.5	592.3	598.9	8.9
Share of Pay-to-Play model (%)	47.9	36.1	30.7	25.6	22.6	19.7
Free-of-charge (virtual item sales) model (in millions)	420.4	780.7	1,147.6	1,629.8	2,022.7	2,441.3	42.2
Share of Free-to-Play model (%)	51.6	63.5	69.0	74.1	77.2	80.1
Others (Casual gamers who play <20 hours a month) (in millions)	9.6	5.2	5.5	6.1	5.9	6.0	(9.0)
Share of Others (%)	1.2	0.4	0.3	0.3	0.2	0.2

Total	815.5	1,229.4	1,663.3	2,199.5	2,621.0	3,046.1	30.2

Source: IDC, Greater China Online Gaming 2007-2011 Forecast and Analysis

Attractive form of entertainment and limited number of other forms of entertainment

As access to the Internet grows in China, online games and other Internet-based entertainment are becoming increasingly popular. Online games, especially MMO games, enable players to participate interactively in the games and compete against each other on a massive scale, thereby offering players a sense of fulfillment in a community setting. Frequent online and offline promotional activities organized by operators of online games such as us and Internet cafés also help to build a community of game players. Online games are a way for many players to create virtual personalities and express themselves, and are important social outlets for many players. These factors, combined with the lack of more appealing entertainment options in China, make online games an attractive form of entertainment in China, especially for people between the ages of 18 and 40.

Slow Pace in Upgrading PC Hardware

Although advanced PC and other computer hardware is available in the Chinese market, Internet cafés and individuals in China tend to replace PCs at a much slower rate than game players in the United States and other developed countries. Therefore, many game players in China play online games using PCs and hardware that may be generations behind the most sophisticated hardware. As a result, online games with lower system requirements such as those with two-dimensional graphics, such as ZT Online and ZT Online PTP, and those that are designed with flexible hardware requirements can reach a larger pool of potential players in China. According to Shanghai iResearch Co., Ltd, or iResearch, in the six months ended June 30, 2007, MMO games with two-dimensional graphics accounted for 40.3% of MMO games in China but had 63.1% of the total China online games market share in terms of revenues. By contrast, in the same period, MMO games with 2.5 dimensional and three dimensional graphics accounted for 5.1% and 54.6%, respectively, of MMO games in China and 3.0% and 33.9%, respectively, of the total China online games market share in terms of revenues, according to iResearch.

Rampant Cheating Programs and Hacking

Unauthorized character enhancements and other hacking or cheating activities are common in China. These activities not only impair the individual player’s virtual property and detract from the game experience, but also damage the game developer’s and operator’s reputation and credibility to maintain a fair and reliable game environment.

Our Strengths

A Leader in the Online Game Market in China

We are a leading developer and operator of online games in China as measured by revenues. According to IDC, we were ranked as the fifth largest online game company in China in terms of revenues in 2006. Since its commercial launch in 2006, ZT Online has become the most popular online game in China according to IDC. ZT Online’s popularity has enabled us to attract a large player base, which we believe enriches players’ interactive game experience and stimulates the purchase of virtual products and services by our players. ZT Online achieved quarterly peak concurrent users of 755,438, quarterly average concurrent users of 395,397 and quarterly active paying players of 786,532 within the first year of its commercial launch. In the quarter ended June 30, 2007, ZT Online had achieved quarterly peak concurrent users of 1,072,595, quarterly average concurrent users of 515,178 and quarterly active paying players of 1,247,791.

We have also received a number of industry awards, including, among others:

•	2006 Top Popular Online Game jointly awarded by iResearch and www.xunlei.com;

•	2006 Annual Creation Award and Most Impressive Award of 2006 Sina Network Ceremony as voted by website visitors to www.sina.com.cn; and

•

Best Role Playing Game awarded by 2006 Digital Interactive Entertainment Industry Annual Voting organized by the Shanghai Municipal Information Commission and the Administration of Press and Publication of Shanghai Municipality.

Strong Product and Technology Development and Enhancement Capabilities for the Chinese Market

We have strong product and technology development capabilities that have enabled us to develop a leading proprietary technology platform. Our server technology enables a greater number of players to interact with each other in the game environment, which we believe provides our players with an opportunity to experience more intense and varied social interaction than would be possible otherwise. ZT Online and ZT Online PTP enable up to 40,000 players to simultaneously interact in the same shard, which we believe is more than the capacities of most MMO games in China. We believe that Giant Online will enable up to 1,000,000 players to play concurrently in the same shard. We believe that this will represent the largest concurrent user capacity of all MMO games in China.

We believe that our success is also attributable to our strong “player first” culture and our ability to constantly enhance and update our game features around our free-to-play model and tailor our games to our players’ preferences. Our Shanghai-based product development team consists of over 140 software engineers, platform engineers and media specialists, most of whom have extensive experience in developing games that appeal specifically to Chinese players. We have dedicated product development teams for each of our existing and upcoming games, and obtain players’ feedback and recommendations through various channels, including conducting online surveys, monitoring online discussion forums, conducting real time online and phone discussions with players, and organizing frequent offline player community events whereby we solicit player opinions.

We believe that our ability to rapidly deploy game updates is a critical competitive advantage over other online game companies that operate in China and that rely on foreign partners to develop and produce content and interpret local preferences. We generally provide weekly and quarterly updates to our MMO games. We are also able to avoid the significant costs required to localize the games for the Chinese market that operators of games developed outside of China must incur, including translating the game into Chinese and editing the content to be suitable and appealing to Chinese players.

Expertise and Innovation in Free-to-Play Games

We were one of the first companies in China to operate an MMO game on a free-to-play basis, and we continue to focus on operating and developing games that take advantage of this business model. We believe that the free-to-play model enables us to build quickly a large base of active players, providing us with a large number of potential customers to purchase our virtual products and services. We target China’s core audience for online games, which we define as players between the ages of 18 and 40, due to their higher levels of disposable income and their willingness to spend more money on virtual items and services.

We believe that our approach to selling virtual products and services is unique to MMO games in China and fosters player loyalty and high ARPU for our core players. For example, in order to build a virtual sword, a player must purchase raw materials that are virtually produced in our game, such as steel and gems, which the player then assembles following the completion of in-game tasks. This “build your own” virtual products and services feature allows players to personalize their purchased items, closely integrates in-game purchases with game play, and permits players to make incremental purchases to enhance virtual products they already own. To expand our base of paying players and convert non-paying players into paying players, we have developed innovative virtual products and services such as virtual treasure boxes, which may contain in-game items worth more than the cost of the treasure box itself, and allowing players to hire in-game “substitute players,” which enables them to raise their characters’ experience levels without actually playing. In addition, we regularly monitor and analyze in-game behavioral and consumption patterns of our players, which we believe enables us to continue developing innovative virtual products and services that match our players’ tastes.

Extensive Nationwide Distribution and Marketing Networks

We manage nationwide distribution and marketing networks in China, which build on our management team’s extensive experience and proven track record in the consumer goods industry. Our distribution network is composed of more than 200 distributors and extends across almost all provinces in China. This network enables us to reach over 116,500 retail outlets, including Internet cafés covering substantially all of the large cities and many of the medium and smaller sized cities in China. We also work closely with our distributors in an effort to expand our reach.

In addition, we have established a nationwide marketing network of over 250 liaison offices. We conduct frequent on-site visits to Internet cafés and which hosts and sponsors local marketing events. We carry out marketing and promotional activities throughout China, enabling us to reach a wide target audience and to introduce our games to new players.

Experienced Management Team

Our management team has extensive experience in China’s information technology and consumer goods industries, which we believe enables it to effectively develop, operate, market and support high-quality games. Our team possesses in-depth knowledge of the Chinese market, and has strong capabilities relating to the development and execution of innovative business strategies. Mr. Yuzhu Shi, our founder, chairman and chief executive officer, has 18 years of entrepreneurial experience, including three years of experience in the interactive entertainment market. Mr. Shiliang Song, our chief technology officer, has been in the software industry for seven years, and has been with us since our inception. Mr. Hui Yuan, our vice president of research and development, has 13 years of experience in the software industry, and has been with us since our inception. Mr. Lu Zhang, our chief operating officer, has been with us since our inception and has 23 years of experience in the software industry. Several core members of our management team, including Mr. Yuzhu Shi, Mr. Lu Zhang and Mr. Yonghua Lu, our vice president of sales and marketing, have worked together for approximately 14 years. The collective and complementary experience of our management team has contributed to our rapid growth and the successful execution of our strategies and is critical to our future success.

Our Strategies

Our objective is to become the largest online game developer and operator in Asia. Our business strategies include the following:

Expand and Enhance Our Product Offerings

We will continue to invest in the development of high-quality games that offer compelling game play and engaging storylines to attract and retain large player bases. We intend to focus our near-term development efforts on generating a select number of leading games in specific high-growth MMO game genres, including fantasy, medieval and science fiction. In addition, we will continue to explore opportunities to purchase or license promising third party games such as K III. We also intend to continue to expand our technological infrastructure and sales and marketing capabilities, and accumulate further game development and consumer expertise, to become a more effective and vertically integrated developer and operator of online games.

We intend to continue to focus on updating our existing MMO games. We will continue to develop weekly and quarterly updates for our games to include such features as new maps, virtual products and services. We also intend to promote customer service initiatives, including the collection and application of customer feedback in order to further enhance players’ game experiences.

Enhance Interactive Community Features to Attract New Players and Increase Player Loyalty

In order to attract new players and to increase the loyalty of our current community of players, we intend to enhance the range and quality of our game-related services and to provide additional interactive community features. More specifically, we will focus on expanding our “virtual community” by hosting “blogs,” enhancing our instant messenger service and using other tools to strengthen communication and interaction within our player base. We also plan to enable players of ZT Online, ZT Online PTP and Giant Online to use their prepaid game points and players of ZT Online and Giant Online to use the experience points they have earned in our current games in order to develop their characters in our future games.

Expand Our Player Base in China and Internationally

We plan to broaden our player base by attracting users in medium and smaller sized cities in China, where over 32% of China’s population resides and where we believe fewer online game options are available. The minimum connection speed required to play ZT Online is 10 Kilobits per second, which connection speed we believe is available in many such medium and smaller sized cities. To expand to these cities, we intend to further expand our nationwide distribution network. We also intend to expand our marketing network. We believe that these expanded networks will enable us to enlarge our nationwide player base. In order to properly manage and sustain our increased distribution and marketing efforts, we plan to improve our monitoring and inspection systems, substantially enlarge our marketing staff and increase local relationships and marketing/promotional expertise. In addition, we will continue to look for opportunities that will allow us to take advantage of emerging payment and distribution channels.

We currently license ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan. We plan to expand our player base by working with local game operators to selectively offer our games to other markets, particularly South Korea, Japan and countries in Southeast Asia. We believe that these countries generally have large populations of existing online game players and advanced technology infrastructure, which represents a significant opportunity for us.

Strengthen Our Technology and Operational Platforms

We will further strengthen our content delivery infrastructure technology in order to continuously enhance the operating quality and stability of our games and deliver a superior player experience. We believe that our continued investment in the development of new operating and network technologies will enable us to provide a feature-rich and highly scalable game platform. For a discussion of related capital expenditures expected to be incurred in 2007, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures.”

We also intend to continue our investment in game testing and quality control systems, which we believe are critical in ensuring the highest level of user satisfaction and supporting the growth of our player community. In addition, we plan to streamline our Internet data center management processes to optimize server resource allocation and enhance network reliability. Furthermore, we plan to continue investing in systems to mitigate the potential threat of account fraud, cheating and hacking.

Continue to Attract and Retain Quality Development Talent

We intend to continue to aggressively recruit and acquire high-quality game development personnel by leveraging the business success of ZT Online and our innovation-focused corporate culture. We plan to target seasoned technology experts with proven game development expertise and the ability to build proprietary infrastructure and development tools. To achieve this goal, we also plan to actively evaluate potential acquisition opportunities of proven game development studios and teams. Additionally, we intend to provide our employees with appropriate incentives to motivate and reward strong performance, such as providing advancement opportunities, training, a more flexible working environment and an employee incentive plan. We organize different kinds of on-the-job training for employees at different levels, such as introductory training for new entry employees and advanced management training for senior management.

Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments

We intend to selectively acquire other online game businesses that we view to be complementary to our own, particularly game development studios in China, to broaden our technology platform, expand our product development team and obtain access to other valuable resources. We also intend to establish relationships with successful companies in other industries that may complement our business and broaden our player base. For example, we may partner with owners of popular intellectual property rights to develop derivative online games in China. We believe our strong understanding of the Chinese online game market, extensive player base, leading technology platform and proven product development capability will be attractive to leading international interactive entertainment companies that seek to enter the Chinese market. We may consider strategically partnering with leading interactive entertainment developers to identify game designs that may be suitable for the Chinese market, and engage in joint development efforts to localize popular foreign games for that market.

Our Games

We currently operate three MMO games, all of which we developed internally. We commercially launched our first free-to-play MMO game, ZT Online, in January 2006. We have commenced closed testing of ZT Online PTP, our first pay-to-play MMO game, and plan to commercially launch it in the fourth quarter of 2007. We also intend to commercially launch Giant Online, our second free-to-play MMO game, in the fourth quarter of 2007. Furthermore, we have acquired the intellectual property rights to K III, which was developed by Lager Network, a Taiwan-based game developer, and currently plan to commercially launch the game in China in 2008.

While each of our games is unique, they share certain broad characteristics, including the following:

•

Target Market. Each of our MMO games is targeted at China’s core audience for online games, which we define as players between the ages of 18 and 40. We believe that members of this demographic generally have greater disposable income and are more willing to spend money to improve their characters’ standing in the game. We also believe that our ability to effectively target this lucrative market segment has enabled us to earn high average revenues per user, or ARPU.

•

Interoperability. Our MMO games have a high degree of interoperability, meaning that a player may access all of our games through a single account. We also intend to introduce a function enabling players to accumulate experience points for multiple games simultaneously.

Current Games

ZT Online

ZT Online, or “Zheng Tu” in Chinese, is a two-dimensional online role-playing game set in ancient China, and was the first game that was wholly developed by our internal product development team. ZT Online players assume one of five different roles, including soldiers and magicians, in 10 different “kingdoms.” Players develop skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. Revenues from ZT Online accounted for all of our net revenues in 2006 and the six months ended June 30, 2007.

In order to play ZT Online, players must log into one of multiple shards, or independent copies of the game world. Players can only interact with other players in his or her respective shard at any given time, but our technology allows players to “travel” among the different shards. We have developed proprietary technology for use in ZT Online that allows up to 40,000 players to play together in a single shard at any given time, which we believe is higher than many of the other MMO games currently operated in China.

Unlike many other MMO games currently operated in China, ZT Online is free of charge to play. Players may purchase physical or virtual prepaid game cards and game points on our official game website or from Internet cafés and other distribution points which allow their characters to obtain “gold coins,” one of the currencies used in the ZT Online game. Players may also earn “silver coins” for their characters when they successfully fulfill tasks or adventures in the game world. The game also has “gold coin vouchers,” which are offered both as a salary to players who meet certain requirements and as a reward in connection with certain of our promotions. Gold coin vouchers are not exchangeable for gold coins or silver coins, and can only be used by players to purchase certain specified and non-transferable virtual products and services. Players may trade silver coins for gold coins, and vice-versa, inside the game. Neither gold coins, gold coin vouchers, nor silver coins may be used by players to purchase any products or services outside of the ZT Online game. However, certain players make use of third party auction websites to sell their game accounts, which may include gold coins, gold coin vouchers and silver coins, for real money. See “Risk Factors-Risks Relating to Our Business and Industry-Some of our players make sales and purchases of ZT Online game accounts and virtual products through third party auction websites, which may have a negative effect on our net revenues; efforts by us to restrict these transactions has resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.”

ZT Online allows players to purchase a wide range of virtual products and services for their characters using their gold and/or silver coins. These include weapons, clothing, pets, ceremonies and rites, and many others. Some virtual products are consumed at a predetermined rate or otherwise have limitations on repeated use, for example a magic shield that can only be carried for seven days or medicine that can only be consumed once, while others may continue to exist for an undetermined time until receiving a certain amount of damage in the game from battle and other causes. Weapons may be repaired or replaced by purchases of certain in-game raw materials or by payment of additional gold or silver coins.

ZT Online offers an uninterrupted play experience, where players can choose to enter the game 24 hours a day, seven days a week. ZT Online can be accessed from any location with an Internet connection. We believe that substantially all ZT Online players access the game from PCs located at home or at Internet cafés.

We commercially launched ZT Online in China in January 2006. In 2006, ZT Online ranked as the most popular online game in China, as determined by players’ votes, and was ranked among the fifth largest online games in terms of revenues in China for that same year, according to IDC. We have also licensed ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan.

The following chart sets forth information on the number of peak concurrent users and average concurrent users of ZT Online in China from August 2005 (when we commenced beta testing) through September 2007.

We believe that the decreases in our monthly peak concurrent users and monthly average concurrent users in February 2007 and June 2007 reflect the seasonal effect of the Chinese New Year holidays and changes to our game rules, respectively.

ZT Online PTP

ZT Online PTP is the first pay-to-play MMO game to be developed by us, and is based on the ZT Online free-to-play game. As in ZT Online, players assume one of five different roles in 10 different kingdoms. ZT Online PTP also requires players to log into one of multiple shards while enabling players to travel between different shards.

Unlike ZT Online, however, ZT Online PTP requires players to pay to play the game by purchasing physical or virtual prepaid game cards on our official game website or from Internet cafés and other distribution points. Virtual products and services are not sold in the game, and therefore players must focus on building up their characters’ experience to advance in the game.

ZT Online PTP shares the same graphics and system requirements as ZT Online. We commenced our closed testing of ZT Online PTP in August 2007, and plan to commercially launch the game in the fourth quarter of 2007.

Giant Online

We believe that Giant Online is one of the first modern-era military-themed MMO games developed in China. Giant Online players may assume one of 14 different roles, such as detectives and spies. As with ZT Online, the game world in Giant Online is divided into numerous regions. Each player must guide his or her character to develop skills and cooperate with other players to fight against players from other regions.

Giant Online will feature multiple shards, and will also enable players to travel between different shards. We believe that Giant Online will enable up to 1,000,000 players to concurrently play in the same shard. Accordingly, we believe that upon its commercial launch, Giant Online will feature the largest concurrent player capacity of all MMO games operated in China.

In addition to the functions that traditional MMO games provide, we believe that Giant Online offers a variety of other features and functions that enhance a player’s entertainment experience. Players can equip their characters with a range of modern weaponry. Apart from waging war, characters can also engage in various forms of in-game social interaction, such as friendship and even romance.

Giant Online enables players, and groups of players, to purchase a wide range of virtual products and services. See “Business—Our Games—ZT Online.” These virtual products and services include weapons, vehicles and pets. We intend for Giant Online to be the free-to-play MMO game in China with the most affordable virtual products and services. To help achieve this, we intend to cap expenditures on virtual products and services in Giant Online at RMB15 per week for players with characters that are of a lower experience level and RMB30 per week for players with characters that are of a higher experience level. We may adjust or remove this cap in the future.

Giant Online is a “2.5 dimensional” game, meaning that the background and items in the game are depicted three dimensionally, while the characters are depicted two dimensionally. Although 2.5 dimensional games typically require more computing capacity than two dimensional games such as ZT Online, our product development team has developed server software that effectively offsets technical restraints and facilitates the development of a larger player base.

We commenced our closed testing for Giant Online in June 2007, and expect to commercially launch Giant Online in the fourth quarter of 2007. We are in the process of obtaining game content approval from the Ministry of Culture in connection with Giant Online. Any failure by us to obtain this approval could result in us suspending our operation of Giant Online in China, or otherwise cause us to incur penalties such as restrictions on or discontinuation of our operations. See “Risk Factors—Risks Related to the Regulation of Our Business—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Future Game

In addition to ZT Online PTP and Giant Online, we have one game in development, K III.

King of Kings III

We acquired the intellectual property rights to K III from Lager Network in the third quarter of 2007. See “ – Intellectual Property.” Our product development team is presently in the process of working with Lager Network to further develop the game and tailor it to the Chinese market, and we currently expect to commercially launch the game in 2008. K III is a three-dimensional online role-playing experience set in a European-style magical world. Players assume the roles of K III heroes as they explore across a virtual world of forests and medieval cities and castles. K III is the third installment of the King of Kings series of MMO games, which was launched in Taiwan in 1999, and which we believe was the first MMO game series to be operated in greater China.

In order to operate K III in China, we are required to comply with a set of regulatory requirements, including the procurement of certain permits and approvals. See “Risk Factors—Risks Related to the Regulation of Our Business—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Operation of Our Games

Our platform support team and our maintenance team presently consist of a total of approximately 131 personnel, and are responsible for managing our game platform and our games’ in-game environments, respectively.

We rely on our platform support team to maintain and upgrade our approximately 1,576 servers in 83 server groups located in Internet data centers in seven cities throughout China. We employ platform support personnel at the locations where our server groups are housed, and therefore are able to resolve any hardware or software issues generally within several hours or less.

Our maintenance team supervises our games’ in-game environments to ensure that Internet connection and data transmission are adequate and that game features are functioning properly and also to police against harmful or illegal behavior by players. We also use input from our maintenance team when developing game updates and enhancements.

Game Development and Enhancement

We intend to expand our product offerings by continuing to develop additional MMO games internally. We have a core product development team that is responsible for developing new games. We also maintain dedicated teams for each existing game that develop updates such as new virtual products and services for their respective games. We believe that these updates improve our games’ appeal and help maintain their marketability.

We derive many of our game development and enhancement ideas from our players by maintaining multiple channels whereby we obtain our players’ ideas and feedback. These include online surveys, online discussion forums, instant messaging and our 24-hour telephone hotline. In addition, we frequently organize offline player community events whereby we solicit player opinions. We also have a team of dedicated market researchers headed by our chief executive officer and chairman of the board, Yuzhu Shi, that plays almost all of the major MMO games presently being operated in China. This team keeps the management team informed of trends and innovations in the industry, and also monitors community interaction in other MMO games as a source of reference and ideas from a wider spectrum of players.

New Game Development

We generally require approximately 18 months to develop and commercially launch each new MMO game, from the initial proposal of the game to completion of open beta testing. The process is typically initiated by our management team, which analyzes the feasibility of each new game idea that we develop internally, and either approves further development of that idea or discards it. Game ideas that are approved by management are presented to our planning department, which presently consists of 40 employees. The planning department then creates a game development plan, which consists of the proposed storyline, technical parameters and baseline artwork.

We assemble a dedicated development team for each new game that we propose to develop. Our development team presently has over 140 members, including software programmers, platform technicians and media specialists. Most of our software programmers and platform technicians have university or graduate degrees, and approximately 30% of them have at least five years of software development experience.

We rely on our quality control department at each stage of a new game’s development to ensure the game’s quality and playability. Our quality control team presently consists of approximately 38 individuals, 87% of whom have university or graduate degrees.

Most members of our development teams have extensive experience relating to online games operated in China, which we believe enables us to develop games that appeal to Chinese online game players. We plan to continue to invest in, and significantly expand, our game development capabilities.

Existing Game Enhancement

Unlike many other operators of MMO games in China, we develop most of our MMO games and related updates internally and, therefore, do not need to spend time and resources to localize them for play in China. This enables us to develop games and updates relatively quickly.

We typically release weekly and quarterly updates. Our quarterly updates include features such as new maps and virtual services and products. These updates are typically electronically distributed through our official game website, and through our marketing network in the form of DVD-ROM disks. Quarterly updates require approximately one to two months to develop. We also distribute weekly updates, which on average require three days to develop.

Game Distribution and Marketing

Distribution

We maintain an official game website dedicated to our MMO games, and we distribute our MMO game software to players for free via that website. We also distribute our free MMO game software on data DVD-ROM disks at selected Internet cafés.

We distribute our physical prepaid game cards and virtual prepaid game cards through our distribution network and also distribute virtual prepaid game cards through our official game website. Our physical prepaid game cards expire two years after printing, and our virtual prepaid game cards expire one year after issuance.

Distribution Network

Our distribution network currently includes over 200 non-exclusive regional distributors. According to a survey we conducted among these regional distributors in August 2007, these regional distributors distribute our physical and virtual prepaid game cards through approximately 3,000 sub-distributors which, in turn, distribute them to over 116,500 retail outlets. These outlets primarily consist of Internet cafés, newsstands, convenience stores, software stores and book stores.

Our distributors purchase our prepaid game cards from us at a pre-set discount. They subsequently resell our prepaid game cards to sub-distributors and retail outlets. We require full payment prior to delivery of prepaid game cards to distributors. We provide refunds for unsold inventory after six months under certain circumstances, but only to the extent that the inventory has not already expired. We offer distributors a volume-related incentive upon the consummation of sales which is payable every six months in the form of prepaid game cards. We also provide distributors with monthly and annual performance-based bonuses, which have not been significant.

We generally enter into an annual distribution agreement with each physical and virtual prepaid game card distributor for a designated sales territory. Our distribution agreements contain both pre-set sales targets and pre-set penetration targets, whereby distributors are required to sell our prepaid game cards in a minimum number of Internet cafés in its designated sales territory. We also require that each distributor work closely with and support our marketing team and its activities. Our distribution agreements are not exclusive, and do not prohibit our distributors from working with our competitors.

Licensing of Our Games

We have licensed ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan under a license agreement which extends to October 2009. Under our license agreement, we allow Lager Network to exclusively operate, promote, service, sub-license (excluding Taiwan) and distribute our games and game-related products in Hong Kong, Macau and Taiwan. In return, we are entitled to ongoing usage-based royalties, which are based on the volume of consumption of game points by players with game accounts registered with Lager Network. Lager Network is responsible for the sales and marketing of ZT Online in Hong Kong, Macau and Taiwan. Lager Network is also responsible for maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of ZT Online, including providing upgraded versions and periodic updates of our game.

Direct Online Sales

We sell virtual prepaid game cards directly to players through our official game website using an online payment system jointly supported by China Union Pay (a system provided by Shanghai ChinaPay E-Payment Service Co., Ltd, and China PnR (a system provided by Shanghai China Payment and Remittance Network Technology Co., Ltd) which facilitates online payment from most major commercial banks within China. China Union Pay and China PnR charge us service fees of less than 1% on our direct sales, which is significantly less than discounts and volume-related incentives given to distributors.

Marketing

We presently have over 250 liaison offices and employ over 2,100 liaison personnel in provincial capitals and special municipalities in China. We engage in a wide range of marketing activities. We advertise our games on Internet portals such as Tencent.com, 17173.com and Sina.com. Our Internet advertisements link visitors directly to our game website, where they can register to play our games. In December 2006, we began advertising Giant Network on television channels. We also place advertisements for ZT Online in national and regional newspapers and magazines.

Our marketing team organizes promotional events at Internet cafés throughout China. These mainly consist of renting out portions of Internet cafés for players to play our games for free. We believe that this exposes our game to a larger audience and enables us to expand our player base. We also promote our games by distributing marketing posters and promotional souvenirs such as cell phone straps to Internet cafés that are part of our distribution network. We believe that these are effective strategies to reach a broad audience because a large number of our players access our games in Internet cafés and our distribution network includes more than 103,000 Internet cafés.

We frequently organize in-game promotional events, such as lucky draws, which we believe encourages the development of virtual communities among our players, increases player interest in our games and introduces players to new features of our games. In 2006, we organized three virtual events for ZT Online players. For the six months ended June 30, 2007, we had organized virtual events for ZT Online players at least once every week. Moreover, we frequently post in-game announcements to promote new features and other improvements to our games and to announce our in-game events. We also have started to use in-game announcements in ZT Online to promote Giant Online, and expect to continue to use cross-promotion as a marketing strategy.

We presently have an incentive program whereby existing players can earn experience points in our games by introducing new players to our games. We also have implemented a promotion whereby we provide payments to administrators of Internet cafés who attract new paying players over a given period of time.

Due to the social appeal of online games, word-of-mouth is also a major channel for promoting our games. One of our ongoing marketing strategies is to continue to build our player base and nationwide distribution network to retain our existing players and attract new players.

Pricing

We sell prepaid game cards through our distributors and game points through our official game website that enable players to purchase virtual products and services for their characters in our games. Each prepaid game card contains a unique access code and password that enables players to add value to their game account. Currently, prepaid game cards and game points may only be used to play one of our online games, although a player may choose which game account, among all accounts held by the player, to apply the prepaid game card or the game points. Players use their prepaid game cards or game points to purchase gold coins, which can then be used to purchase a particular virtual product or service.

The prepaid game cards offered by our distributors are sold in a variety of denominations, from RMB10 (approximately US$1.3) to RMB468 (approximately US$61.5). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB15 (approximately US$2.0).

We generally develop a pricing curve to set the retail prices for the virtual products and services that we offer in our games. Pricing curves are developed primarily based on the magnitude of the advantage to the player’s character that the virtual product or service represents, demand for the virtual product or service, user game playing and payment patterns, and game development costs. Since the commercial launch of ZT Online in January 2006, we have tracked and accumulated player data from our games, which provides us with an extensive database to analyze player patterns and to establish pricing curves for particular types of virtual products and services in the game.

Customer Service

We regard customer service as one of our key marketing tools and we are committed to providing prompt responses to our players’ inquiries. We provide service to our customers through four principal channels:

•	our call center, which serves our customers 24 hours per day, seven days per week;

•	instant messaging;

•	dedicated online discussion forums; and

•	e-mail.

Examples of services we provide include addressing problems in adding game points to game accounts with prepaid game cards, retrieving forgotten passwords and recovering lost game accounts, virtual products and in-game characters. In addition, we also investigate and address irregularities in game operation reported by players, including eliminating cheating programs that are used by players to enable their game characters to acquire superior in-game capabilities.

As of June 30, 2007, our dedicated customer service team included 314 employees. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. In addition to providing customer service to our players, our representatives also collect player comments and generate weekly reports for our management and operations that summarize important issues raised by players as well as how such issues have been addressed.

Our Proprietary Technology

As a developer of MMO games, we have focused our technology development efforts on making our games truly massively multiplayer. These efforts have resulted in proprietary server technology that enables a greater number of players to simultaneously interact in our games. This technology allows us to “cluster” together a number of servers to create greater capacity for each of the shards in which our players’ characters exist. For example, in ZT Online and ZT Online PTP, up to 40,000 players are able to interact in a single shard, which we believe is more than most other MMO games in China. We have recently developed even more advanced proprietary server technology in connection with Giant Online that we believe will enable up to 1,000,000 players to interact in the same shard.

Operational Infrastructure

We believe we have reliable and secure operational infrastructure to fully support our current and planned online games. As of June 30, 2007, our server network for our game operations consisted of approximately 1,576 servers in 83 server groups with the capacity to accommodate up to four million concurrent online users. These servers, all of which are owned by us, are located at Internet data centers in seven major cities in China, including Shanghai, Chengdu, Xi’an, Tianjin, Zhengzhou, Jiaxing and Yantai, each of which has a fully redundant power supply and diesel power generator backup.

We directly access the Internet backbone network via 43 gigabyte bandwidth lines jointly supplied by China Telecom and China Netcom. Our primary hardware suppliers include Hewlett-Packard, Cisco and Network Appliance, and we have entered into agreements with each of them for warranty and maintenance services for our hardware platform. As of June 30, 2007, we employed 131 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems.

We take stringent measures to ensure the security of our and our players’ data on our servers. We have successfully obtained ISO 27001 certification, which relates to all forms of information security.

Competition

We compete principally with the following three groups of competitors in China:

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domestic online game developers and operators in China, including CDC Corporation, Kingsoft Corporation, Perfect World Co., Ltd., (a principal shareholder of which is controlled by Andrew Y. Yan, our independent director) Shanda Interactive Entertainment Limited, Tencent Holdings Ltd and The9 Limited;

•

major Internet portal operators in China, including NetEase.com, Inc. and major Chinese Internet portals, all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games; and

•	overseas online game developers, including Blizzard Entertainment, Nineyou International Limited and Webzen Inc.

Our MMO games are currently competing with, among others, the following MMO games in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by The9 Limited in China;

•	Tian Long, developed and operated by Sohu.com Inc.;

•	Zhu Xian, developed and operated by Perfect World, Co., Ltd.; and

•	MIR, developed and operated by Shanda Interactive Entertainment Limited.

Our existing and potential competitors may compete with us in marketing activities, quality of online games, and for our distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors – Risks Related to Our Business and Industry – We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.”

Intellectual Property

Our intellectual property is an essential element of our business operations. Our intellectual property rights include trademarks, domain names associated with the name “Zheng Tu” and “ztgame” in China and copyright and other rights associated with our websites, technology platform, self-developed software and other aspects of our business.

We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers and business partners to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information relating to our methods, business and trade secrets during, and for two years after, the period of their employment with us.

We are the registered owner of the following software copyrights in China, each of which we have registered with the State Copyright Bureau of China:

Registered Software	Copyright Owner

ZT Online Software Version 1.0	Shanghai Zhengtu Information Technology, Co., Ltd.

ZT Online Software Version 2.0	Shanghai Zhengtu Information Technology Co., Ltd.

Zhengtu Consolidated User Platform Software Version 1.0	Shanghai Giant Network Technology Co., Ltd.

Giant Online Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.

We own the rights to over 19 domain names, including our official websites and domain names registered in connection with ZT Online.

We are currently in the process of applying for the registration of 30 trademarks. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors - Risks Relating to Our Business - Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.”

We purchased the intellectual property rights to the MMO game K III from Lager Network pursuant to a letter of intent executed in May 2007 and a supplemental agreement executed in July 2007. Pursuant to these arrangements, Lager Network perpetually assigned to Zhengtu Information all worldwide rights, title and exclusive license to the computer source code, generic code, game engine, graphic materials, artwork, story lines, music, sound effects, documentation and all other materials related to K III. This includes all patents, patent applications, trademarks, trade names, trade secrets, processes, compositions of matter, formulas, designs, inventions, proprietary rights, know-how and any other confidential or proprietary information embodied by K III, except for certain patents that have been perpetually licensed to Zhengtu Information by Lager Network. Pursuant to the supplemental agreement, we have all rights in any improvements we make to, or any derivative works we make from, K III. Furthermore, Lager Network is required under the supplemental agreement to provide us with maintenance and technical support for K III indefinitely, and assigns to us in advance any improvements to K III developed by it in the course of providing technical support and maintenance. In consideration for this transfer of K III and its related rights to us, we issued 4,000,000 of our ordinary shares to Lager Network’s indirect shareholder, Huth Group Limited.

Employees

We had approximately 43, 217 and 589 employees as of December 31, 2004, 2005 and 2006, respectively. As of June 30, 2007, we had 797 employees. Approximately 79% of our employees have earned at least a junior college degree. The following table shows the number of our employees by position as of June 30, 2007.

	Number of Employees	Percentage of Total (%)
Customer service	314	39
Product development	145	18
General and administration	99	12
Technical and platform support	77	10
Operations	74	9
Sales and marketing	50	6
Quality control	38	5

Total	797	100

In October 2007, we entered into contracts with 32 intermediary institutions to employ over 2,100 liaison personnel throughout China.

We enter into a standard one-year employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for two years after their employment with us.

We have developed a number of employee incentives aimed at motivating our employees and retaining talent. These include an employee incentive plan featuring stock options, opportunities for training and career advancement, and a flexible working environment. We also contribute to various employee benefit funds in accordance with relevant PRC laws and regulations, including housing, pension, medical and unemployment benefit plans. To encourage a cohesive and healthy workforce, we regularly organize sports contests and off-site events for our employees.

We usually recruit new employees through our advertising in the job-hunting websites or traditional newspapers, but also closely cooperate with professional search companies to find talented professionals. We actively recruit at universities and colleges to attract new graduates, and hold recruiting sessions in large cities to recruit experienced professionals. Furthermore, we encourage our current employees to refer qualified applicants for employment opportunities within our company. Referring employees typically receive a bonus payment for each hired referral.

Our employees who are PRC citizens are members of a labor union that represents employees with respect to labor disputes and other employee matters. The labor union does not, however, represent employees for the purpose of collective bargaining. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Facilities

Our principal offices, encompassing substantially all of our operations, are located on premises comprising approximately 3,750 square meters in an office building in Shanghai, China under certain leases that expire in November 19, 2007 and November 7, 2008, respectively. We lease all of our premises from unrelated third parties.

We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Legal and Administrative Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. In May 2007, a player of ZT Online sued us in a local municipal court in Jilin Province of China for injunctive relief and damages that she claims she incurred due to changes that we effected relating to the rules governing our virtual “insurance policies.” Our original rules allowed players to purchase virtual “insurance policies” in ZT Online for their characters that would pay out gold coins valued at up to five times the purchase price of the insurance policy once his or her character reached a predetermined experience level. We changed the rules governing these virtual insurance policies so that related pay-outs consisted primarily of gold coin vouchers, which differ from gold coins in that they can only be used to purchase virtual products that are non-transferable. The plaintiff has sued us for a reinstatement of our previous game promotion rules, replacement of gold coin vouchers with gold coins with respect to previous virtual insurance policy pay-outs and other minor expenses. Our first evidentiary hearing occurred on July 3, 2007, and the second hearing occurred on September 18, 2007. The next hearing has yet to be scheduled. We enter into online contracts with each player establishing a new game account, which we believe clearly sets out our right to amend unilaterally our game rules at any point. We intend to continue to vigorously defend this suit. While the amount of damages sought in this lawsuit is not significant, an unfavorable judgment against us could subject us to lawsuits from other players seeking damages based on similar claims, the aggregate of which could be substantial. See “Risk Factors—Risks Relating to Our Business and Industry—Some of our players make sales and purchases of ZT Online game accounts and virtual products through third party auction websites, which may have a negative effect on our net revenues; efforts by us to restrict these transactions has resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.”

REGULATION

Our business, including the operation of online games and the posting of online game-related content on our websites, is subject to various Chinese laws and regulations relating to the telecommunications industry, the Internet and the online game industry, and is regulated by various government authorities, including the State Council, the Ministry of Information Industry, or MII, the General Administration of Press and Publications, or GAPP, the State Administration for Industry and Commerce, or SAIC, the Ministry of Culture, or MOC, the National Copyright Administration, or NCA, the Ministry of Public Security, or MPS, and the Bureau of State Secrecy, or BSS.

The principal Chinese regulations governing Internet content as well as online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Culture (2003);

•	the Notice on Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Foreign Investment Industrial Guidance Catalogue (2004);

•	the Administrative Rules on Electronic Publications (1997);

•	the Administrative Measures on Software Products (2000);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business (2006);

•	the Notice on Implementing the Fatigue System of Online Game for the Protection of Juveniles’ Health (2007);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002); and

•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002).

Restrictions on Foreign Ownership

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of Internet content and online game businesses in China. Pursuant to these regulations, a foreign investor is currently prohibited from owning more than 50.0% of the equity interest in a foreign-invested telecommunications enterprise that provides value-added telecommunications services (including wireless paging business in basic telecommunications services). Internet content services are classified as basic telecommunications businesses and value-added telecommunications businesses. Foreign investors like us are also prohibited from owning any equity interest in a Chinese entity that operates an online game business. As a result, we conduct our Internet content and online game businesses in China through contractual arrangements entered into between our PRC subsidiary, Shanghai Zhengtu Information Technology Co., Ltd, or Zhengtu Information, and Shanghai Giant Network Technology Co., Ltd, or Giant Network, which is wholly owned by Lu Zhang, Wei Liu, Chen Cheng, Tao Yue, Kai Chen, Haixiao Lin, Yonggui Wang, Fabing Qu, Yuliang Feng, and Shanghai Lan Lin Bio-Technology Co., Ltd, all of whom are PRC citizens or entities.

In July 2006, the MII issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business, or the New MII Notice, which reiterates certain provisions under the Administrative Rules on Telecommunications Enterprises. According to the New MII Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic ICP license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China. The New MII Notice also requires that ICP license holders (including their shareholders) directly own the domain names and registered trademarks used by such ICP license holders in their daily operations. The New MII Notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to the MII before November 1, 2006. For those who are not in compliance with the above requirements and fail to rectify the noncompliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses.

In the opinion of our Chinese legal counsel, Grandall Legal Group (Shanghai), the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with all existing Chinese laws, rules and regulations. However, in the opinion of our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that Chinese government authorities will ultimately take a view that is consistent with the opinion of our Chinese legal counsel.

Regulation of Licenses

Online game operators are required to hold a variety of permits and licenses, which, among others, include:

ICP License.    Under current Chinese laws and regulations, a commercial operator of Internet content services must obtain a value-added telecommunications business operating license for Internet content from the appropriate telecommunications authorities in order to carry on any commercial Internet content operations in China. At present, our affiliated entity Giant Network holds a valid ICP License.

Internet Culture Operation License.    With respect to the online game industry in China, since online games fall into the definition of “Internet culture products” under the Tentative Measures for Administration of Internet Culture (2003), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. At present, Giant Network holds a valid Internet culture operation license.

Internet Publishing License.    The GAPP and the MII jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any online transmission act by an Internet information service provider to select, edit and publish content or programs on the internet or transmit such content or programs to for public browsing, perusal, use or downloading. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games is deemed an Internet publication activity. Therefore, an online game operator must obtain the approval from the appropriate press and publication administrative authorities as an Internet publisher in order to carry on its online game businesses in China. Giant Network does not hold an Internet publishing license, and is currently publishing our online games through third parties who own Internet publishing licenses, consistent with the current practice of our competitors and other entities in China.

Online Bulletin Board Service Approval.    The MII has promulgated rules requiring ICP license holders that provide online discussion forum services to obtain approval from, the relevant telecommunication authorities. Giant Network has received these approvals in connection with the discussion forums that we operate.

In addition to the aforementioned permits and licenses that are required for online game operators, additional permits or licenses are required for each online game that an operator operates. These include, among others, those set forth below in “Regulation of Internet Content” and “Regulation of Information Security.”

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the MOC and the GAPP. These measures specifically prohibit Internet activities, which include the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its websites. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MII and other governmental authorities in June 2005, online games must be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported and domestic online games are subject to a content review by or filing with the MOC prior to operation of the same in China.

Regulation of Information Security

Internet content in China is also regulated and restricted in relation to state security. The Standing Committee of the National People’s Congress, China’s national legislative body, has enacted a law that can subject offenders to criminal punishment in China if he or she engages in any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The MPS has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of its local security bureaus. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its websites.

Import Regulation

Our ability to obtain intellectual property rights to online games from outside of China and from Hong Kong, Macau and Taiwan is subject to several regulatory restrictions. We are required to register with MOFCOM any agreement with an exporter of technology, including those exporters based in Hong Kong, Macau, Taiwan and areas outside of China, whenever we import technologies such as online game software into China. In addition, the Minister of Culture requires us to submit each online game that we wish to import for content review and approval. If we import into China and operate online games without obtaining game content approval, the Ministry of Culture may impose certain penalties on us, including the revocation of our Internet culture operation license that we require to operate online games in China. Furthermore, the State Copyright Bureau requires us to register copyright import agreements that relate to imported software. Without completing registration with the State Copyright Bureau, we are not permitted to publish or reproduce imported game software in China. The Ministry of Information Industry also requires us to register online games that we wish to import into China. We require this registration in order to operate an imported online game in China.

Intellectual Property Rights

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to the protection of software in China. Pursuant to these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates.

Internet Café Regulation

Internet cafés are required to obtain an Internet Culture Operation license from the MOC and then register with the SAIC, and are subject to requirements and regulations with respect to their location, size, number of computers, business hours and the age limit of our customers. For instance, a regulation prohibits Internet cafés from operating during the hours from 12 a.m. to 8 a.m. and from granting minors access to Internet cafés. Although we do not own or operate any Internet cafés, many Internet cafés distribute our prepaid game cards. The Chinese government has promulgated several regulations administrating Internet cafés, thereby intensifying restrictions on Internet cafés, which are currently the primary retail outlets for our prepaid game cards and venue for players to play our online games. A notice jointly issued by 14 PRC national government authorities, including the Ministry of Information Industry, the Ministry of Culture and the General Administration of Press and Publication in February 2007 suspended nationwide approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our net revenues and expand our player base.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our players to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MII or its local bureaus may impose penalties, and the Internet content provider may be liable for damages caused to its users.

Fatigue System

In April 2007, eight government authorities, including among others the MII, the GAPP and the Ministry of Education, jointly issued the Notice on Implementing the Fatigue System of Online Game for the Protection of Juveniles’ Health, or the Fatigue Notice, requiring all Chinese game operators to adopt a “fatigue system” in an effort to curb addictive behavior by minors (defined as those under the age of 18 years). Under the Fatigue Notice, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours of continuous play by minors is considered to be “fatiguing,” and five hours or more of continuous play by minors is considered to be “unhealthy.” Game operators are required to reduce the value of game benefits by half if the minor player has reached the “fatiguing” level, and to reduce the value of game benefits to zero if the minor player has reached the “unhealthy” level. The Fatigue Notice does not limit adults’ playing time. In order to implement the Fatigue Notice, game operators must adopt a real-name registration system, which will require online game players to register their real identification information before they can play online games to verify their age and identity.

Tax

On March 16, 2007, the PRC Enterprise Income Tax Law was enacted, and will become effective on January 1, 2008. The PRC Enterprise Income Tax Law provides that an income tax rate of 20% will normally be applicable to dividends payable to foreign investors and does not specifically exempt withholding tax on dividend payable to foreign investors. Although the PRC Enterprise Income Tax Law provides for the possibility of withholding tax exemption or reduction for China source income, the details have not been published.

Under the PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income, but the PRC Enterprise Income Tax Law does not define the term “de facto management bodies.” Substantially all of our management is currently located in the PRC, and if they remain located in the PRC after the effective date of the PRC Enterprise Income Tax Law, Giant Interactive Group Inc. may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income.

In that case, dividends paid by us to our non-PRC shareholders may be subject to a withholding tax. The rate of the withholding tax has not yet been finalized, pending promulgation of implementing regulations. Because the implementing rules of the new tax law have not been issued, it is unclear at this time whether any other negative tax consequences will result from our status as a PRC resident enterprise.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange.    Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Pursuant to the Exchange Rules, the Renminbi is freely convertible for foreign exchange transactions such as trade, service-related and unilateral transfers, but is not freely convertible for direct investment, loans, investment in securities or other capital account transactions outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Further, enterprises incorporated in China with investments by or in cooperation with foreign enterprises, individuals or entities, or foreign-invested enterprises, may transact in foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Under the Administration Rules, foreign-invested enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Dividend Distribution. The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include:

•	The Wholly Foreign-owned Enterprise Law (1986), as amended in 2000; and

•	Implementation Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001.

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their after-tax profits, after deducting losses for prior years and allocation amounts for statutory reserve funds and staff welfare and bonus funds that have been accumulated over the years, or accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations and their articles of association. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005.

According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China, each Chinese resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any Chinese resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) any overseas fund raising by such offshore company after the injection mentioned in (1) hereabove;

•

an amendment to the registration with the local SAFE branch is also required to be filed by such Chinese resident when there is any material change involving a change in the capital of the offshore company and does not involve reverse investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant Chinese residents to penalties under Chinese foreign exchange administration regulations.

New M&A Regulations and Overseas Listings

In August 8, 2006, six government agencies including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly promulgated a regulation entitled “Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule. Under the New M&A Rule, effective as of September 8, 2006, MOFCOM approval must be obtained, in addition to any applicable approval or registration proceedings with SAFE and SAIC, for both the establishment of a special purpose vehicle, or SPV, by domestic concerns including natural persons and the inbound acquisition of an affiliated domestic company by the special purpose company. The New M&A Rule also contains a provision requiring offshore SPVs formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. However, other than documents required to be submitted, no other details with respect to the timing, criteria and process for obtaining any required approval from CSRC have been specified. Therefore, it remains unclear how the New M&A Rule or the CSRC procedures will be interpreted, amended and implemented by the relevant authorities.

See “Risk Factors—Risks Related to the Regulation of Our Business—Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for this offering and the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.”

Patents

There are three types of patents under the PRC patent law. The first type, an external design patent, refers to a new design of a product’s shape, pattern or a combination of shape and pattern and the combination of a product’s color and its shape and pattern, where such a design is aesthetically appealing and suitable for industrial application. The second type of patent is called an invention patent and the third type of patent is referred to as a new model or utility patent. Invention patents and utility patents are similar in that both of them relate to scientific or technological inventions. A utility patent, compared to an invention patent, requires a lower level of creativity and covers a narrower scope. In addition, an invention patent can be a new technology introduced in respect of an existing product, method or their improvements, while a utility patent is restricted to a product’s shape, constitutions or a combination of these two. Invention patents are valid for 20 years, whereas utility patents and external design patents are each valid for 10 years.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers is 2/F No. 29 Building, 396 Guilin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position
Yuzhu Shi	45	Chairman of the Board of Directors, Chief Executive Officer
Wei Liu	39	Director, President
Lu Zhang	43	Director, Chief Operating Officer
Andrew Y. Yan	50	Independent Director
Paul C.Y. Chu	57	Independent Director*
Jason Nanchun Jiang	34	Independent Director*
Peter Andrew Schloss	47	Independent Director*
Eric He	47	Chief Financial Officer
Shiliang Song	29	Chief Technology Officer
Hui Yuan	36	Vice President of Research and Development
Min Tang	38	Vice President of Media and Administration
Yonghua Lu	45	Vice President of Sales and Marketing

*	Appointment effective upon closing of this offering.

Mr. Yuzhu Shi is the chairman of our board of directors and our chief executive officer. Mr. Shi also serves as a director for China Minsheng Banking Corp., Ltd., Giant Investment Co., Ltd, Ready Finance Limited and Shanghai Youyuan Gardening Co., Ltd. He was awarded the “People Who Mattered to China Reform” in 1994, “CCTV Economic People of the Year in China” in 2001 and “Excellent Entrepreneur of Privately-Owned Enterprise” and “Hong Kong Redbud Cup Excellent Entrepreneur” in 2004. Mr. Shi obtained his bachelor’s degree in Mathematics from Zhejiang University in 1984. A company founded by Mr. Shi has been the subject of litigation. See “Risk Factors—Risks Relating to Our Business and Industry —Our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, was previously involved in various enterprises, some of which were the subject of claims or legal actions.”

Ms. Wei Liu has been a director of our company since October 2006 and president of our company since September 2007. Ms. Liu is also currently a director of Giant Network and a controlling director and a member of the compensation committee of Stone Group Holdings Limited. Prior to joining us, Ms. Liu was a vice general manager, and later the general manager, of Shanghai Jiante Bio-Technology Co., Ltd. from 2001 to 2004. From 1996 to 2000, Ms. Liu served as an executive general manager at Zhuhai Selan Yidai Co., Ltd. From 1992 to 1995, Ms. Liu served as a secretary, office administrator and vice president of Zhuhai Giant Group. Ms. Liu has also served as a general manager of Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2007. Ms. Liu received her bachelor’s degrees in Chinese Literature and Sociology from Nankai University in 1990, and received her master’s degree in Business Administration from the China Europe International Business School in 2006.

Mr. Lu Zhang has been a director and chief operating officer of our company since October 2006. Mr. Zhang is also the vice general manager and a director of Giant Network, a director of Eddia and the chairman of the board and vice general manager of Zhengtu Information. Prior to joining us, Mr. Zhang served as the development manager of Shanghai Jiante Bio-Technology Co., Ltd. from 2000 to 2004. From 1993 to 1999, Mr. Zhang was the general manager of Zhuhai Giant Group Computer Co., Ltd. From 1984 to 1990, Mr. Zhang served as an engineer at Nanjing Electronic Technology Development Institution. Mr. Zhang received his bachelor’s degree in Computer Science from the Hangzhou Electronic Industry Institute in 1984.

Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan controls SB Asia Investment Fund II L.P., which is a principal shareholder of Perfect World Co., Ltd., one of our competitors. See “Business—Competition.” He is also managing partner of SAIF Partners III, and president of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as a research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 and “Top-Ten Venture Investors in 2005” by China Venture Capital Association. He is currently an independent director of two Hong Kong listed companies, China Oilfield Services Limited and Stone Group Holdings Limited. Mr. Yan received a master of arts degree from Princeton University and a master of arts degree from Peking University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute.

Mr. Paul C.Y. Chu is an independent director of our company. Mr. Chu has been a member of the board of directors of Cathay Life Insurance Company since 1995, and was also a member of the board of directors of Summit Bank Corporation from 1988 until its acquisition by UCBH Holdings, Inc. In 2007. Mr. Chu served as chairman of Novax Group Inc., a developer of professional accounting software, from 1989 to 2000. From 1987 to 1989, Mr. Chu was a partner at Chu, Pan & Cha law firm, which specialized in assisting Taiwan-based banks operate in the United States. Mr. Chu served as chief of investments for the Ministry of Economic Affairs of Taiwan and was responsible for attracting foreign investment and technology from 1983 to 1987, and as Amerex Corp.’s president of Taiwan operations from 1980 to 1983. Mr. Chu worked with Ernst & Young as an auditor and tax consultant from 1976 to 1979. He received an MBA from Columbia University’s Graduate School of Business and a Juris Doctor degree from Pace University Law School. He graduated from Soochow University in Taiwan with a bachelor’s degree in Economics. Mr. Chu is registered as a certified public accountant in New York and New Jersey.

Mr. Jason Nanchun Jiang is an independent director of our company. He has served as the chairman of the board of directors and chief executive officer of Focus Media Holding Limited since 2003. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation, which is one of the top 50 advertising agencies in China. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997, which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of its current business operations. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.

Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss has been an executive director of TOM Online Inc. since 2003 and has acted as its chief legal officer since 2005. He previously served as chief financial officer of TOM Online Inc. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he acted as general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining TOM Online Inc. in December 2003. Mr. Schloss received a bachelor’s degree in Political Science and a Juris Doctor degree from Tulane University.

Mr. Eric He has served as the chief financial officer of our company since March 2007. Prior to joining us, Mr. He served as a chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, Mr. He served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. From 1999 to 2002, Mr. He was a founding and managing partner of SoftChina Venture Group and from 1996 to 1999, Mr. He served as the head of research for Capital Securities Corporation in Taiwan. Prior to joining Capital Securities Corporation, Mr. He worked in various investment management positions with Fidelity Investments and Merrill Lynch & Co. in the United States. From 2000 to 2004, Mr. He served as a director and a member of the compensation committee of OSA Technologies, Inc. Mr. He currently serves as a director of Carry International Technology Co. Ltd., a software development company in Taiwan. Mr. He obtained a bachelor’s degree in Accounting from National Taipei University and a master’s degree in Business Administration from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Mr. Shiliang Song has been the chief technology officer of our company since our inception. Prior to joining us, Mr. Song was a senior software engineer of Top Group and IDN Telecommunication Co., Ltd from 2000 to 2002. From 2003 to 2004 Mr. Song was a principal programmer at Shanda Interactive Entertainment Limited. Mr. Song began serving as a supervisor of Giant Network’s research and development center in October 2004. Mr. Song studied Electronic Materials and Parts in Chengdu Electronic Science and Technology University from 1996 to 2000.

Mr. Hui Yuan is the vice president of research and development of our company. Mr Yuan joined Giant Network as a vice president responsible for research and development and operations in November 2004. Prior to joining us, Mr. Yuan was a senior software engineer of IDN Telecommunication Co., Ltd from 2002 to 2004. He was a senior software engineer of Top Group from 1999 to 2002 and senior software engineer of Chengdu Youda Computer Co., Ltd from 1994 to 1999. Mr. Yuan graduated from Chengdu Electronic Science and Technology University with a major in Computer Science in 1995.

Ms. Min Tang is the vice president of media and office administration of our company. Prior to joining us, Ms. Tang served as the assistant general manager, and later manager of administration and media at Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2006, and the media manager of Shanghai Jiante Bio-Technology Co., Ltd from 2002 to 2004. From 1998 to 2000, Ms. Tang was the general manager of Shenzhen Bose Picture Designing Co., Ltd. Ms. Tang served as vice general manager of Hong Kong Giant Technology Co., Ltd from 1993 to 1998. Ms. Tang graduated from Sichuan Normal University with a major in Physics in 1991.

Mr. Yonghua Lu is the vice president of sales and marketing of our company.    Mr. Lu began to serve as a vice president of Giant Network beginning in 2004. Prior to joining us, Mr. Lu was the director of administration and general manager of the Hangzhou branch of Shanghai Jiante Bio-Technology Co., Ltd from 1998 to 2004. From 1996 to 1998, he was a vice general manager of sales in Zhuhai Tiannian International Technology Co., Ltd. Mr. Lu was a manager of human resources, and later became a vice president of marketing of Zhuhai Giant Hi-Tech Co., Ltd from 1993 to 1996. He was an employee trainer of Hengyang Waver Machinery Factory from 1981 to 1993. Mr. Lu received a degree in Journalism from Hunan TV University in 1988. He is now pursuing an EMBA degree from the China Europe International Business School, and expects to receive his master’s degree in Business Administration in 2009.

Employment Agreements

We have entered into, or are in the process of entering into, employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to one year of his or her annualized base salary.

Each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us. In addition, each executive officer has agreed that, while employed by us and for a period of two years after termination of his or her employment, he or she will not:

•	serve, invest or assist in any business that competes with any significant aspect of our business or our affiliated entities’ business; or

•	solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are not subject to a term of office, and hold office until such time as they are removed from office by ordinary resolution of our board of directors. A director will be removed from office if, among other things, the director (i) gives notice in writing to us that he or she resigns from us; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; or (iii) dies or is found by our company to be or becomes of unsound mind.

Board of Directors

Our board of directors will consist of seven members upon effectiveness of our registration statement. There are no family relationships between any of our directors and executive officers.

Staggered Board

Our articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into three classes, with one-third of our board, excluding our chief executive officer, standing for election every year. Our chief executive officer will at all times serve as a director, and shall have the right to remain a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee immediately after the closing of this offering.

Audit Committee

Our audit committee will consist of Paul C.Y. Chu, Andrew Y. Yan and Peter Andrew Schloss and will be chaired by Paul C.Y. Chu. Paul C.Y. Chu, who has accounting and financial management expertise, will be the audit committee financial expert as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	reviewing and discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our independent registered public accounting firm; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee will consist of Paul C.Y. Chu, Jason Nanchun Jiang and Andrew Y. Yan. Each of these directors satisfies the “independence” standards of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	determining the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Jason Nanchun Jiang, Peter Andrew Schloss and Andrew Y. Yan. Each of these directors satisfies the “independence” standards of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, qualification, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines and principles applicable to us; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

Qualification

There is no shareholding qualification for directors.

Compensation of Directors and Executive Officers

In 2006, the aggregate cash compensation paid by us to our executive officers and directors was RMB0.9 million (US$0.1 million). For information regarding options granted to officers and directors, see “—Equity Incentive Plans.”

Equity Incentive Plans

On September 30, 2006, our board of directors adopted the Employee Share Option Scheme, or the 2006 Plan. Our board of directors subsequently adopted the 2007 Plan on October 9, 2007. All of our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, consultants and other eligible persons.

The 2006 Plan permits us to issue options to purchase our ordinary shares, while the 2007 Plan will permit us to issue options and stock appreciation rights, or SARs, which entitle the SAR holder to acquire the benefit of any appreciation in the value of the underlying ordinary shares. Options granted under our incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in control of our company, vesting will be accelerated to permit immediate exercise of all options and SARs granted to a grantee.

Generally, to the extent that an outstanding option or SAR granted under our incentive plans has not been vested by the date when the grantee’s employment or service with us terminates, the option or SAR will terminate and become unexercisable.

We reserved 16,000,000 shares for issuance under the 2006 Plan. On October 1, 2006, we granted options under the 2006 Plan with respect to 9,080,000 of our ordinary shares, the vesting of which is subject to satisfaction of certain performance targets, to certain directors, employees, consultants and officers, including Wei Liu and Lu Zhang. At the time of grant, each of these options had an exercise price of RMB16 per ordinary share. The granted options will vest in five equal yearly installments beginning on November 15, 2007. On October 13, 2006, our board of directors passed a written resolution canceling the vesting requirement on performance criterion specified in the 2006 Plan for all grantees, and modifying the performance criterion and exercise price with respect to 590,000 ordinary shares granted to six of our employees to RMB0.02. The remaining 8,490,000 options will vest as originally scheduled.

On March 19, 2007, we granted options with respect to 920,000 of our ordinary shares under the 2006 Plan to certain officers, employees and consultants, including Eric He, our chief financial officer. The options will be vested in five equal yearly installments beginning November 15, 2007. Each of these granted options had an exercise price of RMB16 per ordinary share.

On May 15, 2007, we granted options with respect to 3,800,000 ordinary shares under the 2006 Plan to certain officers, directors, employees and consultants, including Shiliang Song, Eric He, Hui Yuan, Lu Zhang and Wei Liu. The options will be vested in five equal annual installments beginning May 15, 2008. Each of these granted options had an exercise price of RMB16 per ordinary share.

As of June 30, 2007, we had options with respect to 13,732,000 ordinary shares outstanding under the 2006 plan.

We have reserved 7,800,000 ordinary shares for issuance under the 2007 Plan, but have not yet granted any incentives under the plan. On October 17, 2007, our board of directors authorized the grant of options with respect to 1,743,500 of our ordinary shares under the 2007 Plan to certain directors, officers and employees, including our four independent directors, Andrew Y. Yan (options with respect to 500,000 ordinary shares), Paul C.Y. Chu (options with respect to 60,000 ordinary shares), Jason Nanchun Jiang (options with respect to 50,000 ordinary shares), Peter Andrew Schloss (options with respect to 50,000 ordinary shares) and Eric He, our chief financial officer (options with respect to 375,000 ordinary shares). Upon the grant, 25% of the options to our independent directors shall vest on the first anniversary of the grant and the remaining 75% shall vest in 36 equal monthly installments at the end of each month thereafter. The options to be granted to officers and employees shall vest in five equal annual installments beginning on the first anniversary of the grant date. These options will have an exercise price equal to the initial public offering price set forth on the cover page of the final prospectus.

Our board of directors may amend, alter, suspend, or terminate our incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of the incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the 2006 Plan will terminate in September 2013 and the 2007 Plan will terminate in October 2017. In October 2007, our shareholders suspended the 2006 Plan. All unissued options authorized under the Plan have been returned to the general share pool and we do not intend to grant any further options under the 2006 Plan.

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2006 Plan as of June 30, 2007:

Name	Number of Options		Exercise Price (RMB/share)	Grant Date	Expiration Date
Shiliang Song	750,000		*	October 1, 2006	September 30, 2012
	600,000		16	May 15, 2007	September 30, 2013
Eric He	750,000		16	March 19, 2007	September 30, 2012
	500,000	**	16	May 15, 2007	September 30, 2013
Hui Yuan	750,000		*	October 1, 2006	September 30, 2012
	475,000		16	May 15, 2007	September 30, 2013
Wei Liu	108,500		16	October 1, 2006	September 30, 2012
	500,000		16	May 15, 2007	September 30, 2013
Lu Zhang	108,500		16	October 1, 2006	September 30, 2012
	500,000		16	May 15, 2007	September 30, 2013

*	The exercise price of these options was originally RMB16. In October 2006, we reduced the exercise price as to 150,000 of these options to RMB0.02.
**	Does not include the options with respect to the 375,000 ordinary shares authorized by our board of directors on October 17, 2007 to be granted to Eric He. Upon the grant, the options will be vested in five equal annual installments beginning on the first anniversary of the grant date, and will have an exercise price equal to the initial public offering price set forth on the cover page of the final prospectus.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering(1)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Yuzhu Shi(2)	140,000,000	68.43	—	—	135,270,300	52.23
Wei Liu(3)	3,271,700	1.60	—	—	3,271,700	1.26
Lu Zhang(4)	2,771,700	1.35	—	—	2,771,700	1.07
Yonghua Lu	*	*	—	—	*	*
Eric He	*	*	—	—	*	*
Andrew Y. Yan	*	*	—	—	*	*
Hui Yuan	*	*	—	—	*	*
Shiliang Song	*	*	—	—	*	*
Min Tang	*	*	—	—	*	*
Principal and Selling Shareholders:
Jing Shi(5)	38,000,000	18.57	4,729,700	2.31	33,270,300	12.85
Yuliang Feng(6)	12,750,000	6.23	—	—	12,750,000	4.92

*	Upon exercise of options currently exercisable or vested within 60 days after the date of this prospectus, would beneficially own less than 1% of our ordinary shares.

(1)	Assumes that 1,923,077 ordinary shares issued to Standard Chartered in its investment in our ordinary shares, based on a price per ADS of US$13.00, the mid-point of the estimated range of the initial public offering price. See “Underwriting—Standard Chartered Investment.”

(2)	Includes 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a British Virgin Islands company owned by Yuzhu Shi, and 38,000,000 ordinary shares beneficially owned by Jing Shi, Yuzhu Shi’s daughter, through Vogel Holding Group Limited.

(3)	Includes 3,250,000 ordinary shares held by Goodview Profit Holdings Limited, a British Virgin Islands company owned by Wei Liu and options to purchase 21,700 ordinary shares held by Wei Liu.

(4)	Includes 2,500,000 ordinary shares held by Baros Profit Limited, a British Virgin Islands company owned by Lu Zhang and options to purchase 21,700 ordinary shares held by Lu Zhang.

(5)	Includes 38,000,000 ordinary shares held by Vogel Holding Group Limited, a British Virgin Islands company owned by Jing Shi. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)	Includes 12,750,000 ordinary shares held by Barreto Management Limited, a British Virgin Islands company owned by Yuliang Feng. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

5,000,000 of our ordinary shares are beneficially owned by U.S. residents, and four of the record holders of our ordinary shares are U.S. residents.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Agreements with the Consolidated Affiliated Entity and Its Shareholders

Chinese law in the past restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in Internet content services and online gaming operations and development. To comply with these restrictions, we operate our Internet content services and online gaming operations and development in China through a series of contractual arrangements with Shanghai Giant Network Technology Co., Ltd., or Giant Network and Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information. For a description of these contractual arrangements, see “Our Corporate Structure—Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders.”

Advances and Loans between the Company and Executive Officers and Shareholders

In March 2006, Giant Network provided an interest-free advance in the amount of RMB15.0 million to Shanghai Jiante Shengming Technology Co., Ltd., or Shanghai Jiante, a company owned and controlled by our chairman and chief executive officer, Yuzhu Shi. This advance was repaid in May 2006. In February and March 2007, Giant Network provided additional interest-free advances to Shanghai Jiante in the amounts of RMB256.0 million and RMB78.0 million, respectively. In February and June 2007, Zhengtu Information also provided interest-free advances to Shanghai Jiante in the amount of RMB166.0 million and RMB 400.0 million, respectively. Shanghai Jiante repaid RMB220.0 million of these advances in July 2007, and the remaining RMB680.0 million in August 2007. No related party advances or loans will be made in the future without the prior approval of our audit committee.

Our chief financial officer, Eric He, has served as a supervisor of Lager Information Ltd., Co., or Lager Information, since its inception. In August 2006, Giant Network provided an interest-free loan to a wholly owned subsidiary of Lager Information in the amount of RMB2.5 million. The loan was repaid by Lager Information on behalf of its subsidiary in June 2007.

Employment Agreements

See “Management—Employment Agreements.”

Share Options

See “Management—Equity Incentive Plans.”

Share Issuance and Splits

In July 2006, we issued 4,000 of our ordinary shares to a total of 20 investors, including 2,040 ordinary shares to Union Sky Holding Group Limited, an entity beneficially owned by Yuzhu Shi, our chairman and chief executive officer, 960 ordinary shares to Vogel Holding Group Limited, an entity owned by Yuzhu Shi’s daughter, 65 ordinary shares to Goodview Profit Holdings Limited, an entity beneficially owned by Wei Liu, our director and president, 65 ordinary shares to Caneira Holdings Limited, an entity beneficially owned by Chen Cheng, our director, and 50 shares to Baros Profit Limited, an entity beneficially owned by Lu Zhang, our director and chief operating officer. The total consideration for these transactions, amounting to US$0.01 per ordinary share, was paid in July 2006.

In July 2007 we effected a 1,000-for-one split of our ordinary shares and in September 2007 we effected a 50-for-one split of our ordinary shares. Immediately following these share splits, Yuzhu Shi’s beneficial holding in our company increased to 102,000,000 ordinary shares, Yuzhu Shi’s daughter’s beneficial holding in our company increased to 38,000,000 ordinary shares (also reflecting the sale of 10,000,000 ordinary shares in August 2007), Wei Liu’s beneficial holding in our company increased to 3,250,000 ordinary shares, and Lu Zhang’s beneficial holding in our company was increased to 2,500,000 ordinary shares. See “Principal and Selling Shareholders.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of US$0.0000002. As of the date hereof, there were 204,590,000 ordinary shares issued and outstanding.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon that the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-half of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 95 percent of our ordinary shares. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the approval by our board of directors to register transfers as described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months of such refusal, send to the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 40 days at a time.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital (the aggregate par value paid to us for the issue of our shares), the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our amended and restated memorandum and articles of association.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Registration Rights

Pursuant to a registration rights agreement entered into in October 2007, we have granted registration rights to Standard Chartered as set forth below.

Demand Registration Rights

At any time commencing 180 days after this offering, Standard Chartered has the right to demand that we file a registration statement covering the offer and sale of our ordinary shares that they own, so long as the aggregate offering amount of ordinary shares to be sold under the requested registration statement is no less than US$12.5 million. Upon our company becoming eligible to use Form F-3, Standard Chartered will have the right to request that we file a registration statement on Form F-3, so long as the aggregate amount of ordinary shares to be sold under the requested registration statement is no less than US$12.5 million. However, we are not obligated to effect more than two such demand registrations.

Piggyback Registration Rights

If, at any time after this offering, we propose to file a registration statement with respect to an offering of securities of our company, then we must offer Standard Chartered the opportunity to include their ordinary shares in the registration statement.

Expenses of Registration

Standard Chartered will pay all expenses relating to any demand registration.

Exempted Company

We are an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. We intend to comply with the Corporate Governance Rules of the New York Stock Exchange, in lieu of following home country practice, after the closing of our initial public offering. The Corporate Governance Rules of the New York Stock Exchange require that every company listed on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our amended and restated articles of association allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. Certain risks with respect to being an investor in a Cayman Islands exempted company as opposed to a Delaware corporation are described under “Risk Factors—Risks Relating to Our ADSs and This Offering.”

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self- dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and British Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 95 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed, but only by a simple majority of those votes, cast at a general meeting, or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years:

Ordinary Shares

In July 2006, we issued 4,000 of our ordinary shares in a private placement to a total of 20 investors in return for total consideration of US$40.

Share Splits

In July 2007, we effected a 1,000-for-one split of our ordinary shares, as a result of which our 4,000 issued and outstanding ordinary shares at the time were subdivided into 4,000,000 ordinary shares.

In September 2007, we effected a 50-for-one split of our ordinary shares, as a result of which our 4,091,800 issued and outstanding shares were subdivided into 204,590,000 ordinary shares.

The disclosure below and elsewhere in this prospectus gives effect to the foregoing subdivisions unless otherwise explicitly indicated or indicated by context.

Share Options

See “Management—Equity Incentive Plans.”

IP Transfer Agreement (Supplemental Agreement)

In July 2007, we entered into a Supplemental Agreement with Lager Network Technology, Inc., or Lager Network, and its indirect shareholder Huth Group Limited, or Huth, and Zhengtu Information, our wholly owned subsidiary. Under this agreement, Lager Network granted to Zhengtu Information the rights, title and exclusive license to certain of its intellectual property relating to K III. In consideration for this transfer of intellectual property, we issued to Huth 4,000,000 of our ordinary shares.

Recent Sales of Secondary Shares

In August 2007, Vogel Holding Group Limited, or Vogel, which is beneficially owned by Jing Shi, the daughter of Yuzhu Shi, our chairman and chief executive officer, sold 10,000,000 ordinary shares in our company to a total of six investors in return for consideration of US$100.0 million. These transactions were exempt from registration as private transactions not involving a public offering, often referred to as “Section 4(1½)” transactions. These transactions qualified for a “Section 4(1½)” exemption because, with respect to each of these transactions, the purchasers: were limited in number; were solicited by Yuzhu Shi rather than our company; were provided with information of the type found in a registration statement; and gave representations and warranties with respect to their status as investors, their receipt of information regarding our company and their ability to bear investment risk with respect to, and understanding of the restrictions on their resale of, the ordinary shares purchased by them.

Pursuant to one of the transactions with four investors to purchase a total of 5,000,000 ordinary shares of our company, Yuzhu Shi, Jing Shi and Vogel agreed to several covenants, including: (1) in the event of an initial public offering by us, a guaranteed minimum return in an amount per ordinary share representing an annualized internal rate of return of 35% on the purchase price per ordinary share from August 2007 through the date of the listing of our ordinary shares on the New York Stock Exchange, less the excess of the initial public offering price per ordinary share over the purchase price, if any; (2) procurement of registration rights in our company; (3) procurement of information rights with respect to our company; (4) procurement of the right to appoint an observer to our board of directors for the lead investor; (5) most favored nation rights with respect to issuances by our Company or transfers by Yuzhu Shi or his affiliates; and (6) rights of first refusal and co-sale for the investors as to proposed transfers by Yuzhu Shi, Jing Shi and Vogel of our ordinary shares. In addition, Vogel and Yuzhu Shi agreed to repurchase the ordinary shares at a 10% premium to the sale price in the event of specified defaults, including, among others, a change in control of our company or the non-occurrence of a qualified initial public offering within one year of the closing of the sale. To secure these obligations prior to completion of this offering, Yuzhu Shi agreed to a charge on 10,200,000 of his ordinary shares in our company in favor of the investors. These obligations will cease, and the share charge will be automatically released, upon completion of this offering (a qualified initial public offering, as defined in the purchase agreement), or following a sale of all the purchased ordinary shares by the investors. Based on the August 16, 2007 closing date for the transaction, and assuming we list our ordinary shares on the New York Stock Exchange on or prior to November 16, 2007, to the extent the initial public offering price is greater than approximately US$10.90 per ordinary share (or US$10.90 per ADS), Yuzhu Shi, Jing Shi and Vogel will have no obligation with respect to the guaranteed 35% annualized internal rate of return.

Any disputes in respect of the above obligations will be resolved first by consultation among the parties for 30 days and, if the dispute cannot be so resolved, by arbitration conducted through the Hong Kong International Arbitration Centre.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank, N.A.’s depositary offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013, U.S.A. American Depositary Shares are frequently referred to as “ADSs” and represent rights and interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We appoint Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and from the SEC’s website (http://www.sec.gov). Please refer to Registration Number 333-146776 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive one ordinary share on deposit with the custodian. An ADS will also represent the right to receive any other property, securities or cash received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands which may be different from the laws of the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws of the Cayman Islands and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the taxes, duties and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of shares will be made net of the fees, expenses, taxes and charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or charges, the depositary bank may sell all or a portion of the new shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	Ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	Provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	Provide any transfer stamps required by the State of New York or the United States; and

•	Pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Voting Rights Attaching to the Shares” above.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

In the event of voting by a show of hands, each shareholder has one vote irrespective of the number of shares held by such person and the depositary shall vote or cause the custodian to vote all the shares then on deposit in accordance with instructions received from a majority of holders giving voting instructions. In the event of poll voting, each shareholder has an amount of votes equal to the number of shares held as of record date for the meeting and the depositary shall vote or cause the custodian to vote the shares on deposit in respect of ADSs for which holder of ADSs have timely given voting instructions to the depositary.

If the depositary timely receives voting instructions from a holder of ADSs that fail to specify the manner in which the depositary is to vote the shares represented by that holder’s ADSs, the depositary will deem the holder to have voted in favor of the items set forth in the voting instructions. If the depositary does not timely receive voting instructions from a holder of ADSs and we have timely provided the depositary with our notice of meeting and related materials, that holder will be deemed, and the depositary will deem that holder to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by the ADSs at our discretion, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service Fees

Issuance of ADSs

Up to U.S. 5¢ per ADS issued

Cancellation of ADSs

Up to U.S. 5¢ per ADS canceled

Distribution of cash dividends or other cash distributions

Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights

Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs

Up to U.S. 5¢ per share (or share equivalent) held

Depositary Services Fee

Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

Transfer of ADRs

U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Citibank, N.A., as depositary bank, has separately agreed to make available to us a portion of the net fees (after deduction of custody fees for the shares on deposit) it collects from ADS holders. These amounts will be available to cover certain expenses related to the establishment and maintenance of the ADR program, including:

•	legal fees and expenses;

•	ADS listing fees;

•	investor relations fees and expenses including training and travel expenses for our investor relations staff;

•	mailing and printing fees (i.e. for annual reports and proxy statements); and

•	website and web casting expenses.

Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary bank by the brokers receiving the newly issued ADSs from the depositary bank and by the brokers delivering the ADSs to the depositary bank for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except to comply with mandatory provisions of law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination, which notice shall fix a date for termination of the deposit agreement.

After the termination and prior to any sale of the securities held on deposit (as described below), you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During such period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (e.g., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

At any time after the date fixed for termination of the deposit agreement, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, expenses and taxes).

After termination, your obligations under the deposit agreement as an ADS holder will continue until your ADSs are presented to the depositary bank for cancellation.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided that it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our amended and restated memorandum and articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our amended and restated memorandum and articles of association or in any provisions of securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (e.g., the need to fully collateralize, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 57,197,423 outstanding ADSs representing approximately 22.1% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Our directors, executive officers, principal shareholders and Standard Chartered have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus or, in the case of ordinary shares held by Yuzhu Shi, our current chairman and chief executive officer, through Union Sky Holding Group Limited, for two years after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting.” After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers, principal shareholders or Standard Chartered may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 2.6 million ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Share Option Plans

As of June 30, 2007, options to purchase 13,732,000 of our ordinary shares were granted and outstanding under the 2006 Plan. All of these ordinary shares will be eligible for sale in the public market from time to time, subject to vesting and exercise provisions of the options, Rule 144 volume limitations applicable to our affiliate and other holders of restricted shares and the lock-up agreements.

We intend to file a registration statement under the Securities Act covering a total of 13,051,000 ordinary shares reserved for issuance under the 2006 Plan and the 2007 Plan. Such registration statement is expected to be filed within 90 days after the date of this prospectus and will automatically become effective upon filing. Following such filing, ordinary shares registered under such registration statement will, subject to the lockup agreements and Rule 144 volume limitations applicable to our affiliate, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this offering.

TAXATION

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—U.S. Federal Income Taxation” constitute the opinion of O’Melveny & Myers, our U.S. counsel, as to the material U.S. federal income tax consequences of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial trust decisions or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2011, dividends should constitute “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares.

To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.

For foreign tax credit limitation purposes, dividends distributed by us with respect to the ADSs or ordinary shares will constitute foreign-source income and “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit limitation are complex and U.S. Holders should consult their tax advisors to determine the effect of these rules in their particular circumstances.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your tax basis in an ADS or ordinary share will equal to the cost of such ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A foreign corporation is considered to be a PFIC for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2007, and we do not anticipate becoming a PFIC in future years. However, our PFIC status is a factual determination made after the close of each taxable year and thus there can be no assurance that we will not be treated as a PFIC in our current taxable year or future taxable years. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If a U.S. Holder makes a mark-to-market election, such holder will include as ordinary income the excess, if any, of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of ADSs or ordinary shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury Regulations.

Separately, if we were a PFIC in any year, you would be able to avoid the “excess distribution” rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” You would then generally be required to include in gross income for any taxable year (a) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (b) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “QEF” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We and the selling shareholder intend to offer the ADSs through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG are acting as the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement to be entered into among us, the selling shareholder and the underwriters, each of the underwriters has severally agreed to purchase, and we and the selling shareholder have severally agreed to sell to them, the number of ADSs indicated in the following table.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS AG
J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Piper Jaffray & Co.
Susquehanna Financial Group, LLLP

Total	57,197,423

The underwriters are committed to take and pay for all of the ADSs offered by us if any ADSs are taken, other than the ADSs covered by the over-allotment option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG are acting as the joint global coordinators and joint book runners for this offering.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers with the SEC. UBS AG is expected to make offers and sales in the United States through its registered broker/dealer affiliate, UBS Securities LLC.

Over-allotment Option

The selling shareholder has granted to the underwriters an option to purchase up to 8,579,613 additional ADSs at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to the underwriters’ initial amount specified in the table above.

Commissions and Discounts

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$         per ADS from the initial public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$         per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to discretionary accounts in excess of         % of the ADSs offered in this offering.

The total underwriting discounts and commissions that we and the selling shareholder will pay to the underwriters will be         % of the total offering price of the ADSs. The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

	Per Share	No Exercise	Full Exercise
	US$	US$	US$
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholder

We estimate that the total expenses of this offering payable by us and the selling shareholder, not including the underwriting discounts and commissions, will be approximately US$4.5 million. The underwriters have agreed to reimburse up to US$4.0 million of these expenses to us.

No Sales of Similar Securities

We, the selling shareholder, Standard Chartered, our executive officers and directors and all of our existing shareholders have agreed not to, for a period of 180 days (or, in the case of ordinary shares held by Yuzhu Shi, our current chairman and chief executive officer, through Union Sky Holding Group Limited, for two years after the date of this prospectus) after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters, (1) offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ADSs or ordinary shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or ordinary shares; (2) file with the SEC a registration statement under the Securities Act relating to any of our ADSs or ordinary shares; or (3) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of our ADSs or ordinary shares, except for the (1) sale and transfer of ADSs and the underlying ordinary shares in the current offering; (2) issuance of share options to our directors, officers and employees; and (3) issuance of ordinary shares upon the exercise of employee share options existing on the date of this prospectus.

The 180-day lock-up period will be automatically extended if (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period. In either case, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. At any time and without public notice, the representatives may, in their sole discretion, provide consent to release some or all the ADSs from these lock-up agreements.

Reserved ADSs

At our request, the underwriters have reserved up to 8% of the ADSs being offered, at the initial public offering price, through a directed share program, for our vendors, employees, family members of employees, customers and other third parties. There can be no assurance that any of the reserved ADSs will be purchased. The number of ADSs available for sale to the general public in this offering will be reduced to the extent that the reserved ADSs are purchased in the directed share program. Any reserved ADSs not purchased through the directed share program will be offered by the underwriters to the general public on the same basis as the other ADSs in this offering.

Standard Chartered Investment

In conjunction with, and subject to, the completion of this offering of our ADSs, Standard Chartered has agreed to purchase US$25.0 million of our ordinary shares at a price per share equal to the initial public offering price of our ADSs, or 1,923,077 ordinary shares assuming an initial offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus. This investment is being made pursuant to an offer exempt from registration with the U.S. Securities and Exchange Commission pursuant to Regulation S of the Securities Act. In connection with the investment, we have agreed to (i) pay a placement fee of US$             to Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG as representatives of the underwriters and (ii) grant Standard Chartered the registration rights as described under “Description Of Share Capital—Registration Rights.”

Price Determination and Listing on the New York Stock Exchange

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be negotiated between us and the representatives. In additional to prevailing market conditions, the factors to be considered in determining the initial public offering price include our historical performance, estimates of our business potential and earnings prospects, the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, the history of, and the prospects for, the industry in which we compete and other factors deemed relevant by the representatives and us. It is also possible that after this offering, our ADSs will not trade in the public market at or above the initial public offering price.

Application has been made for the ADSs to be approved for listing on the New York Stock Exchange under the symbol “GA” In order to meet one of the requirements for listing on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions. The imposition of a penalty bid may also affect the price of ADSs in that it discourages the resales of those ADSs.

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

None of us, the selling shareholder and any of our underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Affiliations and Other Relationships

Certain of the underwriters and their respective affiliates have, from time to time, engaged in, and may in the future engage in, various investment banking services and other commercial dealings with us in the ordinary course of business, for which they received or will receive customary fees and expenses.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

On August 13, 2007, SIG China Investment One, Limited, an affiliate of Susquehanna Financial Group, LLLP, purchased in a private transaction from a selling shareholder, approximately 4.4 million ordinary shares of our company, which will represent approximately 1.7% of our ordinary shares after this offering. The ordinary shares acquired by the affiliate of Susquehanna Financial Group, LLLP, have been deemed by FINRA to be underwriting compensation in connection with this offering and shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except as otherwise permitted by NASD Conduct Rule 2710.

We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

Electronic Prospectus

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet website maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the website of any of the representatives is not part of this prospectus.

The addresses of the representatives of the underwriters are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, NY 10080.

UBS AG’s address is 52/F Two International Finance Center, 8 Finance Street, Central, Hong Kong.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and/or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain

The offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholder. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the New York Stock Exchange listing fee, all amounts are estimates. The underwriters have agreed to reimburse up to US$4.0 million of these expenses to us.

Securities and Exchange Commission Registration Fee	US$31,309
New York Stock Exchange Listing Fee	US$250,000
FINRA Filing Fee	US$75,500
Printing and Engraving Expenses	US$500,000
Legal Fees and Expenses	US$1,610,000
Accounting Fees and Expenses	US$1,600,000
Miscellaneous	US$433,191

Total	US$4,500,000

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by O’Melveny & Myers LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to Chinese law will be passed upon for us by Grandall Legal Group (Shanghai) and for the underwriters by Commerce & Finance Law Offices. O’Melveny & Myers LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law, Grandall Legal Group (Shanghai) with respect to matters governed by Chinese law and Lee & Li with respect to matters governed by Taiwan law. Shearman & Sterling LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by Chinese law.

EXPERTS

The consolidated financial statements as of December 31, 2004, 2005 and 2006, and for the period from November 18, 2004 (date of inception) to December 31, 2004 and for each of the years ended December 31, 2005 and 2006 appearing in this prospectus have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming is located at 23/F, The Centre, 989 Chang Le Road, Shanghai, China 200031.

The appraisal of the fair value of our ordinary shares relating to the estimation of the fair value of the share options granted in 2006 and the six months ended June 30, 2007, the fair value of ordinary shares transferred by one of our shareholders in November 2006, and the appraisal of the fair value of shares of Giant Network relating to the estimation of the fair value of shares transferred in November 2005 referenced in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Notes to the Consolidated Financial Statements,” “Notes to the Consolidated Financial Statements” and “Notes to the Unaudited Interim Condensed Consolidated Financial Statements” of this prospectus was prepared by Sallmanns (Far East) Limited, an independent appraiser, and the statements relating to Sallmanns (Far East) Limited’s appraisal approach, major assumptions and appraisal value have been included with their consent in reliance upon the authority of such firm as an expert in valuation. The address of Sallmanns (Far East) Limited is 22/F, Siu On Centre 188 Lockhart Road, Wan Chai, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings may also be obtained through the SEC’s EDGAR system over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004, 2005 and 2006	F-3

Consolidated Statements of Operations and Comprehensive Income/(Loss) for the Period from November 18, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006	F-4

Consolidated Statements of Cash Flows for the Period from November 18, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006	F-5

Consolidated Statements of Changes in Shareholders’ Equity for the Period from November 18, 2004 (Date of Inception) to December 31, 2004, and for the Years Ended December 31, 2005 and 2006	F-6

Notes to the Consolidated Financial Statements	F-7 – F-37

Interim Financial Statements (Unaudited)

Interim Condensed Consolidated Balance Sheets (Unaudited)	F-38

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)	F-39

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)	F-40

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)	F-41

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)	F-42 – F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Giant Interactive Group, Inc.

We have audited the accompanying consolidated balance sheets of Giant Interactive Group, Inc. (formerly known as Giant Network Technology Limited) (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2004, 2005 and 2006, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the period from November 18, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2004, 2005 and 2006 and the consolidated results of their operations and their cash flows for the period from November 18, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

July 23, 2007, except for Note 18.e.(ii), as to which the date is

September 26, 2007.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2004	December 31, 2005	December 31, 2006
		(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		15,004,946	15,148,962	451,371,402	57,837,727
Prepayment and other current assets	3	3,496,000	823,103	12,558,672	1,609,240
Due from related parties	16	-	924,000	2,500,000	320,344
Inventories		6,750	308,659	228,361	29,262

Total current assets		18,507,696	17,204,724	466,658,435	59,796,573

Non-current assets:
Property and equipment, net	4	1,337,949	6,876,006	36,491,280	4,675,912
Intangible assets, net	5	15,867	1,815,432	1,643,545	210,601
Long-term deposits		-	138,000	10,600	1,357

Total non-current asset		1,353,816	8,829,438	38,145,425	4,887,870

Total assets		19,861,512	26,034,162	504,803,860	64,684,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	6	593,660	3,249,220	47,044,135	6,028,131
Due to a related party	16	-	-	2,496,391	319,882
Advance from distributors		-	-	52,614,687	6,741,928
Deferred revenue		-	-	136,712,130	17,517,988

Total current liabilities		593,660	3,249,220	238,867,343	30,607,929

Non-current liabilities:
Long-term loans	7	-	-	16,074,720	2,059,779

Total liabilities		593,660	3,249,220	254,942,063	32,667,708

Commitments and contingencies	17

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2004, 2005 and 2006, respectively; 100,000,000 shares, 200,000,000 shares, and 200,000,000 shares issued and outstanding at December 31, 2004, 2005 and 2006, respectively)		159	318	318	41
Additional paid-in capital		20,045,841	64,092,182	46,404,700	5,946,195
Statutory reserves	9	-	-	43,890,273	5,624,002
Accumulated other comprehensive income		-	-	145,906	18,696
(Accumulated losses) retained earnings		(778,148)	(41,307,558)	159,420,600	20,427,801

Total shareholders’ equity		19,267,852	22,784,942	249,861,797	32,016,735

Total liabilities and shareholders’ equity		19,861,512	26,034,162	504,803,860	64,684,443

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Note	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
		(RMB)	(RMB)	(RMB)	(US$)
Online game revenue, net		-	-	408,498,898	52,344,139
Cost of services		-	-	(45,195,021)	(5,791,189)

Gross profit		-	-	363,303,877	46,552,950

Operating (expenses) income:
Research and product development expenses		(204,656)	(4,829,985)	(14,799,199)	(1,896,336)
Sales and marketing expenses		-	(4,579,309)	(80,460,131)	(10,309,982)
General and administrative expenses		(588,347)	(31,298,408)	(26,098,437)	(3,344,196)
Government financial incentives	11	-	-	1,621,411	207,764

Total operating expenses		(793,003)	(40,707,702)	(119,736,356)	(15,342,750)

(Loss) income from operations		(793,003)	(40,707,702)	243,567,521	31,210,200

Interest income		14,855	70,122	1,136,660	145,649
Other income		-	108,170	-	-
Other expense		-	-	(85,750)	(10,988))

(Loss) income before income tax expenses		(778,148)	(40,529,410)	244,618,431	31,344,861

Income tax expenses	12	-	-	-	-

Net (loss) income		(778,148)	(40,529,410)	244,618,431	31,344,861

Other comprehensive income
Foreign currency translation		-	-	145,906	18,696

Comprehensive (loss) income		(778,148)	(40,529,410)	244,764,337	31,363,557

Earnings (loss) per share:	13
Basic		(0.01)	(0.25)	1.22	0.16
Diluted		(0.01)	(0.25)	1.22	0.16

Weighted average ordinary shares:
Basic		155,362,842	160,621,466	200,000,000	200,000,000
Diluted		155,362,842	160,621,466	200,148,401	200,148,401

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net (loss) income	(778,148)	(40,529,410)	244,618,431	31,344,861
Adjustments for:
Share-based compensation expenses	46,000	24,046,500	12,312,200	1,577,658
Depreciation of property and equipment	347	685,082	3,220,205	412,630
Amortization of intangibles assets	133	62,969	439,222	56,281
Loss from property and equipment written-off	-	-	27,903	3,575

Changes in assets and liabilities:
Decrease/(increase) in prepayments and other current assets	(496,000)	(327,103)	(11,735,569)	(1,503,769)
Decrease/(increase) in due from related parties	-	(100,000)	100,000	12,814
Decrease/(increase) in inventories	(6,750)	(301,909)	80,298	10,289
Decrease/(increase) in long-term deposits	-	(138,000)	127,400	16,325
Increase in payables and accrued expenses	397,940	2,008,492	36,336,624	4,656,095
Increase in advance from distributors	-	-	52,614,687	6,741,928
Increase in deferred revenue	-	-	136,712,130	17,517,988

Net cash (used in) provided by operating activities	(836,478)	(14,593,379)	474,853,531	60,846,675

Cash flows from investing activities:
Purchase of property and equipment	(1,142,576)	(5,576,071)	(25,405,091)	(3,255,352)
Deposit (placed)/refunded for a potential investment	(3,000,000)	3,000,000	-	-
Capitalized product development costs and purchased software	(16,000)	(1,862,534)	(267,335)	(34,256)
Loans granted to related parties	-	(1,200,000)	(17,500,000)	(2,242,411)
Repayment of loans from related parties	-	376,000	15,824,000	2,027,652

Net cash used in investing activities	(4,158,576)	(5,262,605)	(27,348,426)	(3,504,367)

Cash flows from financing activities:
Proceeds from long-term loans	-	-	16,074,720	2,059,779
Capital contributions of a VIE subsidiary	20,000,000	20,000,000	-	-
Proceeds from issuance of common stock	-	-	318	41
Capital reduction of a VIE subsidiary	-	-	(30,000,000)	(3,844,133)
Advance from a related party	-	-	2,496,391	319,882

Net cash provided by (used in) financing activities	20,000,000	20,000,000	(11,428,571)	(1,464,431)

Effect of exchange rate changes on cash and cash equivalents	-	-	145,906	18,696

Net increase in cash and cash equivalents	15,004,946	144,016	436,222,440	55,896,573
Cash and cash equivalents at the beginning of period	-	15,004,946	15,148,962	1,941,154

Cash and cash equivalents at the end of period	15,004,946	15,148,962	451,371,402	57,837,727

Supplemental schedule of non-cash investing activities
Acquisition of property and equipment included in payables and accrued expenses	195,720	647,068	7,458,291	955,689

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	(Accumulated losses) / retained earnings	Total shareholders’ equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of November 18, 2004 (date of inception)		100,000,000	159	19,999,841	-	-	-	20,000,000
Share compensation	10	-	-	46,000	-	-	-	46,000
Net loss for the period			-	-	-	-	(778,148)	(778,148)

Balance as of December 31, 2004		100,000,000	159	20,045,841		-	(778,148)	19,267,852
Issuance of ordinary shares	8	100,000,000	159	19,999,841	-	-	-	20,000,000
Share compensation	10	-	-	24,046,500	-	-	-	24,046,500
Net loss for the year		-	-	-	-	-	(40,529,410)	(40,529,410)

						-
Balance as of December 31, 2005		200,000,000	318	64,092,182	-	-	(41,307,558)	22,784,942
Additional paid-in capital upon the Reorganisation		-	-	318	-	-	-	318
Share compensation	10	-	-	5,415,000	-	-	-	5,415,000
Comprehensive income: Foreign currency translation		-	-	-	-	145,906	-	145,906
Share-based compensation	14	-	-	6,897,200	-	-	-	6,897,200
Capital reduction	8	-	-	(30,000,000)	-	-	-	(30,000,000)
Net income for the year		-	-	-	-	-	244,618,431	244,618,431
Appropriation to statutory reserves		-	-	-	43,890,273	-	(43,890,273)	-

Balance as of December 31, 2006		200,000,000	318	46,404,700	43,890,273	145,906	159,420,600	249,861,797

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Giant Interactive Group, Inc. (formerly known as Giant Network Technology Limited) (the “Company” or “Giant Interactive”), its subsidiaries, Eddia International Group Limited and Shanghai Zhengtu Information Co., Ltd. and a variable interest entity (“VIE subsidiary”), Shanghai Zhengtu Network Technology Co., Ltd. The Company, its subsidiaries and the VIE subsidiary are collectively referred to as the “Group”.

Details of the Company’s subsidiaries are as follows:

Subsidiary	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Eddia International Group Limited (“Eddia International”)	July 26, 2006	British Virgin Islands (“BVI”)	100%	Investment holding
Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”)	September 6, 2006	PRC	100%	Online game development and maintenance
Shanghai Zhengtu Network Technology Co., Ltd. (“Zhengtu Network”)	November 18, 2004	PRC	-	Internet content provider

Giant Interactive was incorporated in the Cayman Islands on July 26, 2006 and became the holding company of the Group. Pursuant to a board resolution signed on May 21, 2007, the Company has changed its name from Giant Network Technology Limited.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group develops and operates online games through its subsidiary, Zhengtu Information, and its VIE subsidiary, Zhengtu Network. From January 2006, the Group operates a single online game, ZT Online. Prior to January 2006, the Group has been in development stage. The Company does not conduct any substantive operations of its own.

Zhengtu Network was the predecessor of the Group and operated all of the businesses of the Group prior to a reorganization in September 2006. Zhengtu Network is 75% owned by Shanghai Lanlin Bio-Technology Co., Ltd, a company incorporated in the PRC on November 18, 2004 (“Lanlin”, which is substantially owned by Mr. Yuzhu Shi, the Company’s chairman and chief executive officer, and 25% owned by eighteen other individual shareholders, who are all PRC citizens. Mr. Yuzhu Shi and his immediate family as defined under EITF 02-05, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141, Business Combination”, respectively own all of the shares of Union Sky Holding Co., Ltd and Vogel Holding Group Limited, the Company’s controlling shareholders.

In September 2006, in contemplation of an initial public offering, the Group completed a reorganization (the “Reorganization”) which was necessary to comply with PRC law and regulations that restrict foreign ownership of a company that provides Internet content services, which includes operating online games.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

1.	ORGANIZATION AND NATURE OF OPERATIONS (Cont’d)

As part of the Reorganization, Mr. Yuzhu Shi, his immediate family and the other eighteen individual shareholders of Zhengtu Network, through their respective BVI holding companies, established the Company and Eddia International. Mr. Yuzhu Shi and his immediate family, through their BVI holding companies, Union Sky Holding Co., Ltd. and Vogel Holding Group Limited, are the controlling shareholders of the Company since incorporation. Subsequently, on September 6, 2006, Eddia International established Zhengtu Information, a wholly-owned foreign enterprise, which entered into a series of agreements with Zhengtu Network. Pursuant to these agreements, Zhengtu Network transferred most of its employees and operating assets, including the rights to operate ZT online, to Zhengtu Information, except for certain assets that an online game operator must own to be an Internet provision license holder. In return, Zhengtu Information exclusively provides certain technical and consulting services and software licenses to Zhengtu Network in exchange for fees, which can be adjusted at the Company’s discretion, through its direct ownership interest in Zhengtu Information as well as provide financial support to Zhengtu Network, as necessary. As a result of these agreements, the Company is considered the primary beneficiary of Zhengtu Network (Note 2.b) and accordingly, Zhengtu Network’s results are consolidated in the financial statements of the Group.

The Reorganization is accounted for as a reorganization of entities under common control, in a manner similar to pooling of interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition, useful lives of property and equipment and intangible assets, share-based compensation expenses and valuation allowance. Actual results could materially differ from those estimates.

b.	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE subsidiary for which the Company is the primary beneficiary. All

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b.	Consolidation (Cont’d)

transactions and balances between the Company, its subsidiaries and the VIE subsidiary have been eliminated upon consolidation.

The Group has adopted FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC laws and regulations restrict foreign ownership of companies that operate online games. To comply with these foreign ownership restrictions, the Company operates its online game in the PRC through Zhengtu Network, a variable interest entity which is majority owned by Mr. Yuzhu Shi, and holds the license and approvals to operate online games in the PRC. Upon the Reorganization, a series of agreements was entered into amongst Zhengtu Information, Zhengtu Network and Zhengtu Network’s direct equity holders, which provides Zhengtu Information the ability to control Zhengtu Network, including its financial interest as described below.

Pursuant to the contractual arrangements with Zhengtu Network, Zhengtu Information provides certain technical and consulting services and software licenses to Zhengtu Network in exchange for fees. As Zhengtu Information contractually controls the management of Zhengtu Network and Zhengtu Network has granted an irrevocable proxy to Zhengtu Information or its designee, the Company, through its wholly-owned equity interest in Zhengtu Information, in substance, has unilateral discretion in setting the fees charged to Zhengtu Network. During the year ended December 31, 2006, the total amount of such fees was approximately RMB279,340,000 (US$35,794,006), which represented the substantial all of Zhengtu Network’s operating profits since the date the series of contractual agreements were signed. As of December 31, 2006, the share capital and accumulated losses of Zhengtu Network was approximately RMB10,000,000 and RMB642,000, respectively. Zhengtu Information has also undertaken to provide financial support to Zhengtu Network to the extent necessary for its operations.

The principal services and software license agreements that Zhengtu Information has entered into with Zhengtu Network are:

■	Online game software sales and licensing agreement, pursuant to which Zhengtu Information licenses online game software to Zhengtu Network; and

■	Exclusive technical consulting and service agreement, pursuant to which Zhengtu Information provides exclusive technical and consulting services to Zhengtu Network.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b.	Consolidation (Cont’d)

In addition, Zhengtu Information has entered into agreements with Zhengtu Network and its equity holders with respect to certain shareholder rights and corporate governance matters that provide Zhengtu Information with the ability to control Zhengtu Network. Pursuant to these contractual arrangements:

■	The equity holders of Zhengtu Network have granted an irrevocable proxy of their voting rights underlying their equity interest in Zhengtu Network to Zhengtu Information or its designee, which includes, but are not limited to, the sale or transfer of part or all of the equity interest in Zhengtu Network and to exercise the right to appoint directors, general manager and other senior management of Zhengtu Network;

■	Zhengtu Network will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without the prior written consent of Zhengtu Information;

■	Zhengtu Information may purchase the entire equity interest in, or all the assets of Zhengtu Network, for a purchase price equal to the net assets of Zhengtu Network or the minimum price permitted by PRC laws, if PRC laws, if and when PRC laws are revised to permit such a transaction;

■	The equity holders of Zhengtu Network have pledged their equity interest in Zhengtu Network to Zhengtu Information to secure the payment obligations of Zhengtu Network under all of the agreements between Zhengtu Network and Zhengtu Information;

■	The equity holders of Zhengtu Network will not transfer, sell, pledge or dispose of their equity interest in Zhengtu Network without the prior written consent of Zhengtu Information; and

■	Zhengtu Network will not distribute any dividend without the prior consent of Zhengtu Information.

In June 2007, Zhengtu Information and Zhengtu Network entered into a supplementary agreement, whereby Zhengtu Information clarified the extent of financial support for the operations of Zhengtu Network including, but not limited to, any losses incurred by Zhengtu Network. Zhengtu Information also agrees not to demand any repayment of loans from Zhengtu Network. While this supplementary agreement was signed in 2007, the intent and substance of all agreements signed in 2006 remained unchanged.

On July 22, 2007, Zhengtu Information entered into a supplementary agreement with Zhengtu Network and its equity holders. While this supplementary agreement was signed in 2007, the intent

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b.	Consolidation (Cont’d)

and substance of all agreements signed in 2006 remained unchanged. Pursuant to the supplementary agreement:

■	All funds received by the equity holders of Zhengtu Network or their designees (including but not limited to dividends and loans) will be remitted to Zhengtu Information and Zhengtu Network respectively;

■	The exercise price of the option to purchase equity interest of Zhengtu Network is revised to RMB10,000,000 or the lowest price permitted by PRC laws. Any consideration received by the equity holders of Zhengtu Network or their designees from the sale will be remitted to Zhengtu Network; and

■	All future amendments to the agreements, including, but not limited to, any adjustment of service and consulting fees, payment of dividends, and approval for extensions of loans, are required to be approved by the Board of Directors of the Company.

Through the above agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Zhengtu Network. Thus, the Company is considered the primary beneficiary of Zhengtu Network and accordingly, Zhengtu Network’s results are consolidated in the Company’s financial statements.

c.	Foreign currency translation and transactions

The Company’s and its BVI subsidiary’s functional currency is the United States dollars (“US$”). The Company’s PRC subsidiary and VIE subsidiary determine their functional currencies to be the Chinese Renminbi (“RMB”), based on the criteria of Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation”. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. The resulting realized and unrealized exchange gains and losses are included in the Consolidated Statements of Operations and Comprehensive Income (Loss).

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

d.	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.8041 on December 29, 2006 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

e.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions.

f.	Inventories

Inventories, consisting of plastic prepaid game cards and computer equipment spare parts, are valued at the lower of cost or market value. The value of inventories is determined using the weighted average method.

g.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years

The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been insignificant and as a result all website and internally used software development costs have been expensed as incurred.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

h.	Intangible assets

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Online game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in an online game environment. Since the inception of the Group, the amount of online game development costs qualifying for capitalization as intangible assets was approximately RMB1,574,000 and is being amortized over the estimated life of the corresponding online game of four years.

Purchased software is stated at cost less accumulated amortization. Amortization is computed using the straight-line method over three years.

i.	Impairment of long-lived assets and intangible assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long lived assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

j.	Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, other current assets, amounts due to/from related parties, and payables and accrued expenses. As of December 31, 2004, 2005 and 2006, their carrying values approximated their fair values due to the short-term maturity of these instruments.

The fair value of long-term loans has been calculated by discounting the expected future cash flows at prevailing interest rates. The carrying amount and fair value of long term loan as of December 31, 2006 are approximately RMB16,075,000 (US$2,060,000) and RMB14,310,000 (US$1,834,000), respectively.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

k.	Imputation of interest on long-term loans

The Group received long-term loans at a nominal interests rate from a business associate of Mr. Yuzhu Shi (Note 7). For the period/year ended December 31, 2004 and 2005, interest expense was imputed on the outstanding long-term loans at the prevailing market rate, with an offset to additional paid-in capital. Interest expense imputed for the year ended December 31, 2006 was insignificant.

l.	Revenue recognition

The Group currently provides online game services in the PRC and recognizes revenue when persuasive evidence of an arrangement exists, the service has been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Group operates Massively Multiplayer Online Role-Playing Game (“MMORPG”) under a free-to-play model. Under this model, players can access the game free of charge but may purchase game points for in-game premium features.

The Group sells prepaid cards, in physical or virtual forms, for its in-game premium features to distributors who in turn sell the prepaid cards to end customers. The prepaid game cards provide customers with a pre-specified number of game points for consumption. All prepaid cards sold to distributors require upfront advance cash payments. The Group also sells game points through online sales directly to end customers using their credit or debit cards, which is generally settled by the banking intermediary within one to two days. Proceeds from the sale of prepaid game cards from distributors and online sale of game points are initially recognized as an advance from distributors. These prepaid fees are reclassified to deferred revenue upon the end users’ online registration and conversion of the game points into the respective user accounts. The Group’s end users are required to “activate” the prepaid game cards by using access codes and passwords to transfer the value of those cards to game points in their personal user accounts. The Group does not recognize revenue for game cards which are sold but not yet converted into game points and used by customers to purchase premium features as the Group is required to provide future services, in the form of in-game premium features, related to those card or points. Deferred revenue is recognized as revenue over the estimated life span of the premium features purchased or as the premium features purchased with the game points are consumed. The estimated life span of premium features is determined based on historical player usage patterns and playing behavior. When the life span of certain premium features cannot be reliably determined based on historical player patterns and behavior, the related revenues are recognized over the game life of four years. Future usage patterns may differ from the historical usage patterns on which the Group's revenue recognition policy is based. The Group monitors the operational statistics and usage patterns of its online game and modifies the expected life span when materially different.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

l.	Revenue recognition (Cont’d)

Prepaid cards sold by the Group have an expiration period of two years, if not returned or activated, after which the Group will recognize the related revenue deferred. The Group has implemented a return policy for distributors to allow returns of unsold prepaid cards that have not expired up to a certain limit after six months. As of December 31, 2006, the Group has not received any returns. In addition, once game points have been transferred to the end users’ personal user accounts, no refunds are allowed.

The Group sells prepaid game cards at a discount to its distributors. The Group accounts for such discounts in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a ‘Reseller of the Vendor’s Products’)”. Such discounts are initially accounted for as a reduction of deferred revenue. As a result, deferred revenue includes the value of activated discounted and undiscounted prepaid cards and game points, which are subsequently be recognized as revenue on a weighted average basis when the Group provides future services in the form of premium features.

The Group's VIE subsidiary is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points by Zhengtu Network and are deducted from online game revenues. Such business tax and related surcharges for the year ended December 31, 2006 is RMB35,128,883 (US$4,501,337). There were no business tax and related surcharges incurred for the period from November 18, 2004 (date of inception) to December 31, 2004 and the year ended December 31, 2005, as the Zhengtu Network has not generated any revenues.

The Group does not defer any costs associated with the sale of its prepaid cards or game points.

m.	Cost of services

Cost of services consists primarily of payroll, depreciation and amortization, maintenance and rental of computer equipment, production costs for prepaid game cards, and other overhead expenses directly attributable to the provision of online game services.

Cost of services also include a 5% business tax and related surcharges on technical and consulting fees charged by the Group’s PRC subsidiary, Zhengtu Information, to the Group’s VIE subsidiary, Zhengtu Network. Such business tax and related surcharges for the year ended December 31, 2006 is RMB13,966,985 (US$1,789,698). There were no business tax and related surcharges for the period from November 18, 2004 (date of inception) to December 31, 2004 and the year ended December 31, 2005.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

n.	Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB3,414,000 (US$437,462) and RMB45,384,000 (US$5,815,405) for the years ended December 31, 2005 and 2006, respectively. There were no advertising expenses for the period from November 18, 2004 (date of inception) to December 31, 2004.

o.	Research and product development expenses

Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

p.	Share-based compensation

The Group’s employees participate in the Company’s share options scheme, which is more fully described in Note 14. The Group also grants share options to non-employees in exchange for services. The Company did not issue any share options prior to January 1, 2006. Effective January 1, 2006, the Group adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). According to SFAS 123R, all grants of share options to employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options are subject to graded vesting provisions. The Group recognizes share-based compensation expense using the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan” (“FIN 28”) over the requisite service period of the award. Fair value is determined by management with the assistance of an independent third party valuation firm.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

The Group used a binomial option pricing valuation model in determining the fair value of the options granted.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

p.	Share-based compensation (Cont’d)

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. For the awards granted to non-employees, the Group records compensation expenses equal to the fair value of the share options at the service performance date. The fair value of the unvested share options is recalculated at each reporting date as the service agreements signed with the non-employees do not significant disincentive for non-performance. An adjustment is recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. Final adjustments to fair value will be made at each service performance date.

q.	Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group has no capital lease for any of the periods stated herein.

r.	Income taxes

The Group follows the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

s.	Earnings (loss) per share

Earnings (loss) per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

s.	Earnings (loss) per share (Cont’d)

Diluted earnings (loss) per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options granted and not yet exercised with an exercise price less than the average fair market value for such period. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. For rights offerings made to all shareholders, a bonus element exists when the subscription price is less than the fair value of the shares. These bonus shares are accounted for similar to a stock dividend in the calculation of earnings (loss) per share for all periods presented, using a method that would adjust for the fair value of the theoretical ex-rights in accordance with SFAS No. 128.

t.	Financial incentives

Government financial incentives are recognized as income upon receipt (Note 11). There are no conditions or performance obligations attached to any of the governmental incentives received.

u.	Segment reporting

The Group operates and manages its business as a single segment. As the Group generates its revenue from the provision of online gaming services in the PRC, no geographical segments are presented.

v.	Concentration of risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and amounts due from related parties. As of December 31, 2004, 2005 and 2006, substantially all of the Group’s cash and cash equivalents, were held by major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that will come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the WTO, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

v.	Concentration of risk (Cont’d)

business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Amounts due from related parties are typically unsecured, interest free and without any fixed term of repayment. Any negative events or deterioration in financial well-being with respect to Group’s related parties may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

Business and economic risk

The Company participates in a highly technical industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures from other online gaming companies; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or distributor relationships; regulatory considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

All of the Group’s revenues for the year ended December 31, 2006 were derived from a single online game. No individual customer (both distributor and end user) accounted for more than 10% of net revenues for the year ended December 31, 2006.

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

v.	Concentration of risk (Cont’d)

China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 3% in 2006. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

w.	Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes” (“FIN 48”), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings (or other appropriate components of equity or net assets in the statement of financial position as applicable) in the year of adoption. The Group is currently assessing the impact, if any, that FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

w.	Recent accounting pronouncements (Cont’d)

fiscal year in which SFAS No. 157 is initially applied. The Group is currently assessing the impact, if any, that SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently assessing the impact, if any, of this new standard on its financial statements.

3.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31, 2004	December 31, 2005	December 31,
			2006	2006
	(RMB)	(RMB)	(RMB)	(US$)
Prepaid expenses	-	675,647	8,698,916	1,114,660
Staff advances	-	138,356	2,715,699	347,984
Advances to suppliers	358,000	-	835,701	107,085
Rental deposits	138,000	9,100	301,500	38,633
Deposit made for a potential investment	3,000,000	-	-	-
Others	-	-	6,856	878

Total	3,496,000	823,103	12,558,672	1,609,240

As of December 31, 2004, a deposit of RMB3,000,000 was made for a potential investment, which was subsequently aborted. The full amount was refunded in 2005.

Staff advances relates to cash advances given to certain employees for use during business operations and are recognized as sales and marketing expenses when expended.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

4.	PROPERTY AND EQUIPMENT

Property and equipment and their related accumulated depreciation as of December 31, 2004, 2005 and 2006 are as follows:

	December 31, 2004	December 31, 2005	December 31,
			2006	2006
	(RMB)	(RMB)	(RMB)	(US$)
Computer equipment	1,079,369	6,295,903	35,712,629	4,576,137
Leasehold improvements	12,500	577,590	3,316,989	425,032
Furniture and fixtures	246,427	391,237	902,875	115,692
Motor vehicles	-	296,705	459,205	58,842

	1,338,296	7,561,435	40,391,698	5,175,703
Less: Accumulated depreciation	(347)	(685,429)	(3,900,418)	(499,791)

Property and equipment, net	1,337,949	6,876,006	36,491,280	4,675,912

Depreciation expenses for the period from November 18, 2004 (date of inception) to December 31, 2004 and years ended December 31, 2005 and 2006 were RMB347, RMB685,082 and RMB3,220,205 (US$412,630), respectively.

5.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2004, 2005 and 2006 are as follows:

	December 31, 2004	December 31, 2005	December 31,
			2006	2006
	(RMB)	(RMB)	(RMB)	(US$)
Online game product development costs	-	1,573,764	1,573,764	201,660
Purchased software	16,000	304,770	572,105	73,308

	16,000	1,878,534	2,145,869	274,968
Less: Accumulated amortization	(133)	(63,102)	(502,324)	(64,367)

Intangible assets, net	15,867	1,815,432	1,643,545	210,601

Amortization expenses for the period from November 18, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006 were RMB133, RMB62,969 and RMB439,222 (US$56,281), respectively.

The estimated annual amortization expense for each of the three succeeding fiscal years is as follows:

	Amortization
	(RMB)	(US$)
2007	582,693	74,665
2008	540,414	69,247
2009	520,438	66,689

	1,643,545	210,601

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

6.	PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consist of the following:

	December 31, 2004	December 31, 2005	December 31,
			2006	2006
	(RMB)	(RMB)	(RMB)	(US$)
Payroll and welfare payables	344,478	1,747,745	14,009,871	1,795,194
Business tax and related surcharges	23,465	14,952	18,351,342	2,351,500
Other payables - computer equipment	195,720	842,788	8,301,079	1,063,682
Accrued expenses	-	569,816	4,165,183	533,717
Professional fee accruals	-	-	1,176,683	150,778
Others	29,997	73,919	1,039,977	133,260

Total	593,660	3,249,220	47,044,135	6,028,131

7.	LONG-TERM LOANS

On September 5, October 13, and December 31, 2006, the Company received unsecured loans from a third party who is a business associate of Mr. Yuzhu Shi, for HKD12,000,000 (RMB12,056,040), HKD2,000,000 (RMB2,009,340) and HKD2,000,000 (RMB2,009,340), respectively, with annual interest rate of 0.1%. The loans are repayable on September 5, 2008, September 5, 2008, and December 31, 2009, respectively.

8.	ADDITIONAL PAID-IN CAPITAL

Prior to September 2006, the Group operated its online gaming business through Zhengtu Network, which is a PRC share capital company where equity interests of individual equity interest holders are based on the respective proportionate share of capital invested. As more fully described in Note 1, the Group completed the Reorganization in September 2006, upon which the Company issued 200,000,000 ordinary shares (post-share split) to the BVI holding companies wholly owned by the same equity interest holders of Zhengtu Network based on their proportionate share of capital in Zhengtu Network. The Reorganization was amongst entities under common control and accounted for in a manner similar to a pooling of interest. Accordingly these consolidated financial statements have been prepared as if the current corporate structure had been in existence since the inception of Zhengtu Network. As a result, outstanding ordinary shares as of each balance sheet date prior to the Reorganization has been derived from the total amount of share capital and proportionate shareholdings of the respective equity interest holders of Zhengtu Network at those dates.

On November 18, 2005, Zhengtu Network effected a RMB20,000,000 rights offering to existing equity interest holders at that time. The rights offering contained a bonus element, measured as the difference between the subscription price and the fair value of the shares subscribed. This bonus element is accounted for similar to a stock dividend, using a method to adjust for the fair value of the theoretical ex-rights in accordance with SFAS No. 128.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

8.	ADDITIONAL PAID-IN CAPITAL (Cont’d)

On August 8, 2006, after the incorporation of the Company, Zhengtu Network effected a RMB30,000,000 share capital reduction in accordance with the Company Laws in the PRC. The share capital reduction is accounted for as a return of capital to the then existing equity holders of Zhengtu Network with a charge to additional paid-in capital of the Company.

9.	STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association, Zhengtu Information, being a foreign invested enterprise established in the PRC, is required to provide for certain non-distributable reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from after-tax profit as reported in its PRC statutory financial statements. Zhengtu Information is required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Zhengtu Information. Appropriation to the staff welfare and bonus fund, if any is charged to general and administrative expenses. There have not been any appropriations to the enterprise expansion fund and staff welfare and bonus fund made for the any of the periods stated herein.

In accordance with the PRC Company Laws, Zhengtu Network, being a domestic company, must make appropriations from its after-tax profits as reported in its PRC statutory financial statements to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. Zhengtu Network is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory financial statements.

General reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. Enterprise expansion fund is restricted to expansion of production and operation and increasing registered capital of the respective company. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, neither are they allowed for distribution except under liquidation.

For the year ended December 31, 2006, Zhengtu Network and Zhengtu Information have appropriated RMB22,349,227 (US$2,863,780) and RMB21,541,046 (US$2,760,222) to statutory surplus fund and general reserve fund, respectively.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

10.	SHARE COMPENSATION EXPENSES

On October 21, 2004 and March 1, 2005, a shareholder extended interest free loans of RMB4,000,000 and RMB1,000,000 to two employees for their investment into Zhengtu Network. Such loans were subsequently fully repaid in April 2006. As a result, interest of RMB46,000 and RMB404,000, imputed at the prevailing market interest rates, have been accounted for as compensation expense recorded in general and administrative expenses in 2004 and 2005 respectively, with a corresponding offset to additional paid-in capital. Imputed interest for the year ended December 31, 2006 was insignificant.

On November 18, 2005, as part of the RMB20,000,000 rights offering, six new shareholders, five of whom are directors of Zhengtu Network and the other an individual who had assisted in certain operational matters of the Company, acquired 12.25% of the equity interest of Zhengtu Network for RMB4,900,000. The fair value of the 12.25% equity interest at the time of the offering was RMB28,542,500 based on an independent valuation. The difference between the issuance price and fair value of RMB23,642,500 has been accounted for as compensation expense recorded in general and administrative expenses in 2005, with a corresponding offset to additional paid-in capital.

On November 28, 2006, one of the shareholders of the Company sold its 0.25% equity interest (or approximately 500,000 ordinary shares) in the Company to another shareholder, who is also a director of Zhengtu Network, for US$0.0000002 per share. The fair value of the equity interest sold was RMB10.83 (US$1.39) per share based on an independent valuation. The difference between the sales price and fair value of RMB5,415,000 (US$693,866) has been accounted for as compensation expense recorded in general and administrative expense in 2006, with a corresponding offset to additional paid-in capital.

11.	GOVERNMENT FINANCIAL INCENTIVES

The financial incentives are granted by the municipal government to reward the Group for prompt tax payments. Such financial incentives are calculated with reference to business tax, individual income tax, and enterprise income tax, if any, paid or withheld by the Group companies at a predetermined percentage. The central government or municipal government could decide at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. There are no conditions or performance obligations attached to these government financial incentives and once received, are not refundable. As a result, government financial incentives are recognized as income when received.

No such government financial incentives were received in 2004 and 2005.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

12.	INCOME TAX EXPENSES

Cayman Islands

Under the current laws of Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of British Virgin Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no British Virgin Islands withholding tax will be imposed.

China

The Group’s subsidiary and VIE subsidiary that are each incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiary and VIE subsidiary are subject to EIT at a statutory rate of 33%.

Zhengtu Information, being a foreign invested enterprise and located in the Caohejing Economic Development Zone of the Xuhui District of Shanghai, has been recognized as a “New and High Technology Enterprise” and granted “Software Enterprise” status by Shanghai Municipal Informationization Committee and thus entitled to a reduced EIT rate of 15% upon expiry of the current tax holiday. In addition, Zhengtu Information was granted a “tax holiday” for a full exemption from EIT from 2006 to 2007, and a 50% tax reduction (at 7.5%) from 2008 to 2010.

Zhengtu Network, being a PRC domestic company and a VIE to which the Company is deemed the primary beneficiary and located in the Caohejing Economic Development Zone of the Xuhui District of Shanghai, has been recognized as a “New and High Technology Enterprise” and granted “Software Enterprise” status by Shanghai Municipal Informationization Committee and thus entitled to a reduced EIT rate of 15% upon expiry of the current tax holiday. In addition, Zhengtu Network was granted a “tax holiday” for a full exemption from EIT from 2006 to 2007, and a 50% tax reduction (at 7.5%) from 2008 to 2010.

The qualification as a “Software Enterprise” and entitlement to the tax holiday will be reassessed by the relevant government bureaus on an annual basis. If successfully renewed upon a reassessment, a tax certificate for exemption is issued for the year under assessment, which cannot be revoked once issued.

Due to the Group’s operations in Cayman Islands and British Virgin Islands, pre-tax losses in 2004 and 2005, as well as the tax holiday status of its operations in the PRC, the Group did not incur income tax expenses for the years ended December 31, 2004, 2005 and 2006.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

12.	INCOME TAX EXPENSES (Cont’d)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	(RMB)	(RMB)	(RMB)	(US$)
Expected taxation at PRC EIT statutory rate of 33%	(256,789)	(13,374,705)	80,724,082	10,343,804
Non-deductible expense	149,477	9,272,565	9,178,657	1,176,133
Change in valuation allowance	107,312	4,102,140	16,006,515	2,051,039
Effect of tax incentives and rate differences	-	-	(105,909,254)	(13,570,976)

Taxation for the period	-	-	-	-

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. The components of deferred tax assets are as follows:

	December 31, 2004	December 31, 2005	December 31, 2006
	(RMB)	(RMB)	(RMB)	(US$)
Deferred tax assets:
Deferred revenue	-	-	20,215,967	2,590,429
Tax loss carry forward	107,312	4,209,452	-	-
Less: valuation allowance	(107,312)	(4,209,452)	(20,215,967)	(2,590,429)

Net current deferred tax assets	-	-	-	-

Substantially all of the deferred tax assets as of each of the respective balance sheet dates were generated by Zhengtu Network, which recorded a full valuation allowance to offset its deferred tax assets since it is less than more likely-than-not the deferred tax assets will be realized.

The tax loss carry forwards were utilized prior to enjoying the effect of the tax holiday granted in 2006.

As of December 31, 2006, the Group believed it was not probable Zhengtu Network will qualify as a “Software Enterprise” and sustain its tax holiday for 2007 and thereafter, as it is no longer engaged in substantive software research and development activities, which are a requirement of the status. Such activities are conducted by Zhengtu Information subsequent to the Reorganization, at which time most of Zhengtu Network’s employees and operating assets, including rights to

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

12.	INCOME TAX EXPENSES (Cont’d)

operate ZT Online, were transferred to Zhengtu Information. As a result of Zhengtu Network’s recurring losses and nominal taxable income, the Group recognized a full valuation allowance for the temporary difference arising from deferred revenues, which are expected to reverse in 2007, at Zhengtu Network’s expected 2007 tax rate of 15%.

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	(RMB)	(RMB)	(RMB)	(US$)
Basic	-	-	0.56	0.07
Diluted	-	-	0.56	0.07

13.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share and diluted earnings (loss) per share have been calculated in accordance with SFAS No. 128 as follows:

	December 31, 2004	December 31, 2005	December 31, 2006
	(RMB)	(RMB)	(RMB)	(US$)
Numerator:
Net income (loss) attributable to ordinary shareholders	(778,148)	(40,529,410)	244,618,431	31,344,861
Numerator for basic earnings per share	(778,148)	(40,529,410)	244,618,431	31,344,861
Numerator for diluted earnings per share	(778,148)	(40,529,410)	244,618,431	31,344,861

Denominator:
Number of shares outstanding, opening	100,000,000	100,000,000	200,000,000	200,000,000
Retroactive adjustment for bonus element in rights offering – 18 November 2005	55,362,842	55,362,842	-	-
Weighted average number of shares issued in rights offering (44,637,158 shares)	-	5,258,624	-	-

Weighted average number of shares outstanding -basic	155,362,842	160,621,466	200,000,000	200,000,000
Dilutive effect of share options	-	-	148,401	148,401

Weighted average number of shares outstanding -diluted	155,362,842	160,621,466	200,148,401	200,148,401

14.	SHARE OPTION SCHEME

On September 30, 2006, the Company authorized a share option scheme (the “2006 Stock Incentive Plan”) that provides for the issuance of options to purchase up to 16,000,000 ordinary shares. Under the 2006 Stock Incentive Plan, the directors may, at their discretion, grant any officers (including directors), employees of the Group and consultants (collectively, the

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

14.	SHARE OPTION SCHEME (Cont’d)

“grantees”) options to subscribe for ordinary shares. The 2006 Stock Incentive Scheme provides for the same terms to all grantees. These awards vest over a five year period, with 20% of the options to vest on each of the first, second, third, fourth and fifth anniversaries of the award date as stipulated in the share option agreement.

On October 1, 2006, the Company granted options to purchase 9,080,000 ordinary shares (out of which 935,000 options were issued to consultants) under the 2006 Share Incentive Plan at an exercise price of RMB16 per share, with a maximum of 20% vested annually following the fulfillment of performance conditions stipulated in the 2006 Stock Incentive Plan. Subsequently, on October 13, 2006, the 2006 Stock Incentive Plan was modified to (i) remove performance conditions for all categories of grantees other than the grantees mentioned in (ii), (ii) to modify the performance condition for one category of grantees, and (iii) to modify exercise price from RMB16 to RMB0.02 for the first 20% tranche of options granted to the grantees mentioned in (ii) above. Due to the short duration between the grant date and the modification date, the related impact on fair value of the options from the intervening period was insignificant. As such, the Company used the modified conditions and terms to determine the fair value of the granted options on the grant date.

The Group has recognized compensation expense using the accelerated method for all share options granted with graded vesting. Accordingly, RMB6,562,672 (US$840,926) and RMB334,528 (US$42,866) were recorded as compensation expenses for options issued to employees and consultants, respectively, with a corresponding credit to shareholders’ equity in the year ended December 31, 2006. No option was exercised during the year ended December 31, 2006.

The fair value of stock options granted for the year ended December 31, 2006 was estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Company uses historical data to estimate forfeiture rate. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of the ordinary shares, at the measurement dates, was determined based on an independent valuation. The fair values of stock options granted to employees and consultants, respectively, during the year ended December 31, 2006 were estimated using the following weighted average assumptions:

	October 1, 2006	December 31, 2006
Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	4.56%	4.7%
Expected volatility	51.33	50.28
Expected dividend yield	0%	0%
Fair value of share option	RMB2 to RMB8.24	RMB2.92 to RMB4.38
Estimated forfeiture rate	0 to 10% per annum	0% per annum

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

14.	SHARE OPTION SCHEME (Cont’d)

Share options issued to employees

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2006.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (RMB)
Outstanding, January 1, 2006	-	-
Granted	8,145,000	14.84
Exercised	-	-
Forfeited/Cancelled	-	-

Outstanding, December 31, 2006	8,145,000	14.84	5.75	6,377,900

Vested and expected to vest at December 31, 2006	7,053,400	14.66	5.75	6,377,900

Exercisable at December 31, 2006	590,000	0.02	5.75	6,377,900

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at December 31, 2006, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2006, the Company has options outstanding to purchase an aggregate of 590,000 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB6,377,900 (US$817,250).

As of December 31, 2006, there was RMB17,150,711 (US$2,197,654) of unrecognized share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.88 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

The following table sets forth the components of share based compensation expenses for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the period indicated.

	For the year ended December 31, 2006
	(RMB)	(US$)%
Net revenue	408,498,898	52,344,139	100%

Cost of services	1,098,387	140,745	0.27%
Research and product development expenses	3,296,377	422,390	0.81%
Sales and marketing expenses	440,190	56,405	0.11%
General and administrative expenses	1,727,718	221,386	0.42%

Total costs and operating expenses	6,562,672	840,926	1.61%

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

14.	SHARE OPTION SCHEME (Cont’d)

The following table summarizes the weighted average fair value and exercise price of share options granted:

(RMB)
Weighted average grant-date fair value of share options granted in 2006:
Where exercise price is higher than market price	2.5
Where exercise price is lower than market price	8.24
Weighted average exercise price of share options granted in 2006:
Where exercise price is higher than market price	16
Where exercise price is lower than market price	0.02

Share options issued to consultants

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2006.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (RMB)
Outstanding, January 1, 2006	—	—
Granted	935,000	16
Exercised	—	—
Forfeited/Cancelled	—	—

Outstanding, December 31, 2006	935,000	16	5.75	—

Vested and expected to vest at December 31, 2006	935,000	16	5.75	—

Exercisable at December 31, 2006	—	—	—	—

As of December 31, 2006, there was RMB3,094,443 (US$396,515) of unrecognized share-based compensation cost related to share options issued to consultants. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.88 years.

The following table sets forth the components of share based compensation expenses for share options issued to consultants from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the period indicated.

	For the year ended December 31, 2006
	(RMB)	(US$)%
Net revenue	408,498,898	52,344,139	100%

Research and product development expenses	334,528	42,866	0.08%

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

14.	SHARE OPTION SCHEME (Cont’d)

The following table summarizes the weighted average fair value and exercise price of share options granted:

(RMB)
Weighted average grant-date fair value of share options granted in 2006:
Where exercise price is higher than market price	3.66
Weighted average exercise price of share options granted in 2006:
Where exercise price is higher than market price	16

15.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiary and the VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Group’s PRC subsidiary and VIE subsidiary have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the Consolidated Statements of Operations and Comprehensive Income (Loss) for such employee benefits amounted to RMB19,518, RMB1,051,573 and RMB2,050,828 (US$262,789), for the period from November 18, 2004 (date of inception) to December 31, 2004 and years ended December 31, 2005 and 2006, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

16.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of related party	Relationship with the Group
Wuxi YiKang Biology Technology Ltd Co., (“YiKang”)	Company controlled by Mr. Yuzhu Shi

Shanghai Jiante Shengming Technology Ltd Co., (“Jiante”)	Company controlled by Mr. Yuzhu Shi

Lager (Beijing) Information Ltd Co., (“Lager Beijing”)	Company with the same key senior executive of the Company

Lager Information Ltd Co., (“Lager Taiwan”)	Company with the same key senior executive of the Company

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

16.	RELATED PARTY TRANSACTIONS (Cont’d)

Significant related party transactions were as follows:

	For the period from November 18, 2004 (date of inception) to December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006
	(RMB)	(RMB)	(RMB)	(US$)
IT consultancy services provided to YiKang	-	100,000	-	-
Consultancy services fee received from YiKang	-	-	(100,000)	(12,814)
Advance to key employees	-	1,200,000	-	-
Repayment of advances to key employees	-	(376,000)	(824,000)	(105,585)
Advance to Jiante	-	-	15,000,000	1,922,067
Repayment of advances to Jiante	-	-	(15,000,000)	(1,922,067)
Loan to Lager Beijing	-	-	2,500,000	320,344
Advance from Lager Taiwan	-	-	(2,496,391)	(319,882)

During the year ended December 31, 2005, the Group provided some IT consultancy services to YiKang, a related company wholly owned by Mr. Yuzhu Shi, amounting to RMB100,000. This amount was fully settled in 2006. Also in 2005, the Group advanced to four key employees of the Group for approximately RMB1,200,000 which were fully settled in 2005 and 2006. In 2006, the Group advanced to Jiante, a company wholly owned by Mr. Yuzhu Shi, an amount of RMB15,000,000 (US$1,922,067) and the Group received full repayment in the same year.

In August 2006, Zhengtu Network granted a RMB2,500,000 (US$320,344) interest-free loan to Lager Beijing. The loan has been subsequently repaid in June 2007.

In December 2006, the Company received an advance from Lager Taiwan amounting to RMB2,496,391 (US$319,882). The advance has been subsequently repaid in May 2007.

All balances with the related parties at December 31, 2004, 2005 and 2006 were unsecured, interest-free and have no fixed term of repayment.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

17.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to its office premises and computer equipment. Future minimum lease payments for non-cancelable operating leases as of December 31, 2006 are as follows:

	Office premises	Computer equipment	Total
	(RMB)	(RMB)	(RMB)	(US$)
2007	2,497,893	9,008,767	11,506,660	1,474,438
2008	899,771	200,000	1,099,771	140,922
2009	-	-	-	-
2010	-	-	-	-
2011	-	-	-	-

Total	3,397,664	9,208,767	12,606,431	1,615,360

Total rental expenses are RMB135,270, RMB1,196,861 and RMB8,543,471 (US$1,094,741) for the period from November 18, 2004 (date of inception) to December 31, 2004 and years ended December 31, 2005 and 2006, respectively.

Capital commitment

Capital commitments for purchase of property, equipment and software as of December 31, 2006 are approximately RMB3,295,000 (US$422,214). The commitments for these purchases are expected to be settled within the next 12 months.

Contingencies

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Zhengtu Information is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Zhengtu Network, which majority owned by Mr. Yuzhu Shi, a PRC citizen. Zhengtu Network holds the licenses and approvals that are required to operate the online games business and Zhengtu Information owns the substantial majority of the physical assets required to operate the online game business. Zhengtu Information has entered into a series of contractual arrangements with Zhengtu Network, pursuant to which Zhengtu Information provides Zhengtu Network with services and software licenses in exchange for fees, and Zhengtu Information undertakes to provide financial support to Zhengtu Network to the extent necessary for its operations. In

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

17.	COMMITMENTS AND CONTINGENCIES (Cont’d)

addition, Zhengtu Information has entered into agreements with Zhengtu Network and its equity holders that provide it with the ability to control Zhengtu Network. In the opinion of management, (i) the ownership structure of the Company, Zhengtu Information and Zhengtu Network are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Zhengtu Network and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Zhengtu Network are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Zhengtu Network is remote.

In October 2006, the Company entered into a series of transactions in an attempt to acquire a 51% equity interest in Lager Network Technology, Inc. (“Lager Network”), an online game developer in Taiwan. However, such transactions are not currently permissible under Taiwanese laws and regulations, which restrict the foreign investments in Taiwan directly by PRC persons or indirectly through their investment vehicles. The Company was unaware of such restriction at the time it entered into the transactions. As the Company’s current ultimate shareholders comprise of PRC citizens, in the opinion of the Company’s legal counsels, the transactions are legally null and void from the outset and unenforceable. As a result, the transactions have been subsequently unwound, whereby parties to the transactions have been returned to the position they were in prior to the attempted acquisition. If the Taiwanese regulators were to view the Company’s investment in Lager Network as not being void from the outset, the Company may be required to take further actions to unwind its acquisition of Lager Network, including the payment of fines for non-compliance. In the opinion of management and the Company’s legal counsels, the likelihood of loss with respect of such fines is remote.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

18.	SUBSEQUENT EVENTS

a.	Change in tax law

During the 5th Session of the 10th National People's Congress, which was conducted on March 16, 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25% and the establishment of a withholding tax of 20% on dividend distributions to non-resident shareholders. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this time.

b.	Loans to a related company

Zhengtu Network granted to Jiante, a company wholly-owned by Mr. Yuzhu Shi, a loan amount of RMB78,000,000, RMB22,000,000 and RMB234,000,000 on March 9, 2007, February 12, 2007, and February 9, 2007 respectively. The loans are unsecured, subject to an annual interest rate of 5.5% per annum and due on June 30, 2007. Zhengtu Information also granted to the same related party a loan for an amount of RMB166,000,000 on February 19, 2007. The loan is unsecured, subject to an annual interest rate of 5.5% per annum and due on June 30, 2007. Pursuant to the supplementary agreement to the loan contracts signed on June 8, 2007, the interest on the above loans has been exempted and the maturity date has been extended to July 31, 2007. The loans are guaranteed by Mr. Yuzhu Shi’s direct and indirect equity interest of the Company. Zhengtu Information granted a RMB400,000,000 loan to the same related party on June 11, 2007. The loan is secured, interest free and due on July 31, 2007. The loan is guaranteed by Mr. Yuzhu Shi’s direct and indirect equity interest of the Company. Jiante repaid RMB100,000,000 of the above loans on July 18, 2007. Pursuant to a letter of undertaking dated July 22, 2007 signed by Mr. Yuzhu Shi, the remaining outstanding loans will be repaid by August 31, 2007.

c.	Long-term loan

On April 4, 2007, the Company received an unsecured loan from a third party who is a business associate of Mr. Yuzhu Shi, for HKD5,000,000 (RMB4,947,500) with annual interest rate of 0.1%. The loan is repayable on April 3, 2010.

d.	Grant of share options

Pursuant to the Company’s board of directors’ resolutions dated March 18, 2007 and May 8, 2007, respectively, the Company granted 920,000 and 3,800,000 share options in accordance with the 2006 Share Incentive Plan to officers and other employees of the Group and consultants on March 19, 2007 and May 15, 2007, respectively at an exercise price of RMB16 per share.

GIANT INTERACTIVE GROUP, INC.

(Formerly known as Giant Network Technology Limited)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the period from November 18, 2004 (date of inception) to

December 31, 2004, and for the years ended December 31, 2005 and 2006

18.	SUBSEQUENT EVENTS (Cont’d)

e.	Share split

(i)	On July 22, 2007, the Company’s shareholders approved and executed a 1,000-for-one split of the Company’s ordinary shares.

(ii)	On September 26, 2007, the Company’s shareholders further approved and executed a 50-for-one split of the Company’s ordinary shares.

Each ordinary share of the Company is subdivided into 50,000 shares at a par value of US$0.0000002. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to give effect to the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 50,000-for-one share split.

f.	Purchase of intellectual property of a new game

On May 3, 2007, the Company agreed to acquire the intellectual property right of King of King III, a 3D MMORPG developed by Lager Network. The intellectual property right provides the Group with the right to operate the online game in the PRC. Terms of the agreement between the parties include:

(i)	A purchase consideration for the transfer of the intellectual property right of 4,000,000 shares of the Company, which are valued as RMB66.3 million.

(ii)	A performance commitment whereby if either party does not fulfill the terms of the agreement by September 3, 2007, the defaulting party will be liable for a penalty of US$1,000,000.

On July 22, 2007, a supplementary agreement was signed among the parties to further specify the detailed terms of the arrangement.

GIANT INTERACTIVE GROUP, INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

		December 31,	June 30,		June 30,
	Note	2006	2007	2007	2007	2007
		(RMB)	(RMB)	(US$)	(RMB)	(US$)
					Pro-forma
					(Note 16)
ASSETS
Current assets:
Cash and cash equivalents		451,371,402	98,945,878	12,998,670	98,945,878	12,998,670
Prepayments and other current assets	3	12,558,672	35,300,293	4,637,453	35,300,293	4,637,453
Due from related parties	12	2,500,000	903,851,800	118,740,384	903,851,800	118,740,384
Inventories		228,361	477,760	62,764	477,760	62,764
Deferred tax assets, net of valuation allowance	8	-	10,118,925	1,329,338	10,118,925	1,329,338

Total current assets		466,658,435	1,048,694,656	137,768,609	1,048,694,656	137,768,609

Non-current assets:
Property and equipment, net	4	36,491,280	87,255,876	11,462,937	87,255,876	11,462,937
Intangible assets, net	5	1,643,545	9,985,102	1,311,758	9,985,102	1,311,758
Long-term deposits		10,600	10,600	1,393	10,600	1,393
Deferred initial public offering costs	14	-	5,891,309	773,950	5,891,309	773,950

Total non-current assets		38,145,425	103,142,887	13,550,038	103,142,887	13,550,038

Total assets		504,803,860	1,151,837,543	151,318,647	1,151,837,543	151,318,647

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	6	47,044,135	55,657,409	7,311,798	55,657,409	7,311,798
Due to a related party	12	2,496,391	27,115	3,562	27,115	3,562
Advance from distributors		52,614,687	63,443,283	8,334,640	63,443,283	8,334,640
Deferred revenue		136,712,130	219,825,997	28,878,875	219,825,997	28,878,875
Dividends payable		-	-	-	756,246,508	99,349,252
Unrecognized tax benefits	8	-	10,118,925	1,329,339	10,118,925	1,329,339

Total current liabilities		238,867,343	349,072,729	45,858,214	1,105,319,237	145,207,466

Non-current liabilities:
Long-term loans	7	16,074,720	20,544,221	2,698,926	20,544,221	2,698,926

Total liabilities		254,942,063	369,616,950	48,557,140	1,125,863,458	147,906,392

Commitments and contingencies	13

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2006, June 30, 2007 respectively; 200,000,000 shares issued and outstanding at December 31, 2006, June 30, 2007, respectively)		318	318	42	318	42
Additional paid-in capital		46,404,700	66,034,341	8,675,032	-	-
Statutory reserves		43,890,273	43,890,273	5,765,932	43,890,273	5,765,932
Accumulated other comprehensive income		145,906	546,088	71,740	546,088	71,740
Retained earnings (accumulated losses)		159,420,600	671,749,573	88,248,761	(18,462,594)	(2,425,459)

Total shareholders’ equity		249,861,797	782,220,593	102,761,507	25,974,085	3,412,255

Total liabilities and shareholders’ equity		504,803,860	1,151,837,543	151,318,647	1,151,837,543	151,318,647

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

	Note	For the six months ended June 30,
		2006	2007	2007
		(RMB)	(RMB)	(US$)
Net revenue:
Online game		82,411,125	683,789,182	89,830,423
Overseas licensing revenue		-	3,658,247	480,589

Total net revenue		82,411,125	687,447,429	90,311,012
Cost of services		(8,799,539)	(66,602,469)	(8,749,667)

Gross profit		73,611,586	620,844,960	81,561,345

Operating (expenses) income:
Research and product development expenses		(3,387,019)	(6,636,846)	(871,893)
Sales and marketing expenses		(22,163,300)	(71,817,806)	(9,434,814)
General and administrative expenses		(4,631,397)	(31,123,189)	(4,088,700)
Government financial incentives		16,911	-	-

Total operating expenses		(30,164,805)	(109,577,841)	(14,395,407)

Income from operations		43,446,781	511,267,119	67,165,938

Interest income		104,305	1,092,687	143,548
Other expenses		(23,797)	(30,833)	(4,051)

Income before income tax expenses		43,527,289	512,328,973	67,305,435
Income tax expenses	8	-	-	-

Net income		43,527,289	512,328,973	67,305,435

Other comprehensive income
Foreign currency translation		-	400,182	52,573

Comprehensive income		43,527,289	512,729,155	67,358,008

Earnings per share:	9

Basic		0.23	2.56	0.34
Diluted		0.22	2.55	0.34

Weighted average ordinary shares:

Basic		200,000,000	200,000,000	200,000,000
Diluted		200,000,000	200,589,219	200,589,219

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended June 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net income	43,527,289	512,328,973	67,305,435
Adjustments for:
Deferred taxes	-	(10,118,925)	(1,329,338)
Share-based compensation expenses	-	6,935,406	911,115
Compensation expense on interest-free loan to an employee (Note 2f)	-	11,844,493	1,556,029
Imputation of interest on long-term loans (Note 2f)	-	849,742	111,632
Depreciation of property and equipment	827,603	5,530,653	726,570
Amortization of intangibles assets	216,778	285,879	37,556
Loss from property and equipment written-off	27,903	7,454	979

Changes in assets and liabilities:
Increase in prepayments and other current assets	(5,664,936)	(22,741,621)	(2,987,601)
Increase in due from related parties	-	(3,851,800)	(506,017)
Increase in inventories	(3,047)	(249,399)	(32,764)
Increase in payables and accrued expenses	10,573,359	6,216,784	816,708
Increase in due to a related party	-	27,115	3,562
Increase in unrecognized tax benefits	-	10,118,925	1,329,338
Increase in advance from distributors	17,826,142	10,828,596	1,422,570
Increase in deferred revenue	51,941,572	83,113,867	10,918,795

Net cash provided by operating activities	119,272,663	611,126,142	80,284,569

Cash flows from investing activities:
Purchase of property and equipment	(6,751,456)	(56,124,595)	(7,373,173)
Capitalized product development costs and purchased software	(206,350)	(8,627,436)	(1,133,399)
Loans granted to a related party	(15,000,000)	(900,000,000)	(118,234,367)
Repayment of loans from related parties	15,824,000	2,500,000	328,429

Net cash used in investing activities	(6,133,806)	(962,252,031)	(126,412,510)

Cash flows from financing activities:
Proceeds from long-term loans	-	4,469,501	587,165
Payment for initial public offering costs	-	(3,672,927)	(482,518)
Repayment of advance from a related party	-	(2,496,391)	(327,955)

Net cash used in financing activities	-	(1,699,817)	(223,308)

Effect of exchange rate changes on cash and cash equivalents	-	400,182	52,572

Net increase (decrease) in cash and cash equivalents	113,138,857	(352,425,524)	(46,298,677)

Cash and cash equivalents at the beginning of period	15,148,962	451,371,402	59,297,347

Cash and cash equivalents at the end of period	128,287,819	98,945,878	12,998,670

Supplemental schedule of non-cash investing activities:
—Acquisition of property and equipment included in payables and accrued expenses	(161,743)	178,108	23,398
—Initial public offering costs included in payables and accrued expenses	-	2,218,382	291,432

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY (UNAUDITED)

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings (accumulated losses)	Total shareholders’ equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2006		200,000,000	318	64,092,182	-	-	(41,307,558)	22,784,942
Net income for the period		-	-	-	-	-	43,527,289	43,527,289

Balance as of June 30, 2006		200,000,000	318	64,092,182	-	-	2,219,731	66,312,231

Balance as of January 1, 2007		200,000,000	318	46,404,700	43,890,273	145,906	159,420,600	249,861,797
Share-based compensation	10	-	-	6,935,406	-	-	-	6,935,406
Compensation expense on interest-free loan to an employee	2f	-	-	11,844,493	-	-	-	11,844,493
Imputation of interest on long-term loans	2f	-	-	849,742	-	-	-	849,742
Comprehensive income: Foreign currency translation		-	-	-	-	400,182	-	400,182
Net income for the period		-	-	-	-	-	512,328,973	512,328,973

Balance as of June 30, 2007		200,000,000	318	66,034,341	43,890,273	546,088	671,749,573	782,220,593

Balance as of June 30, 2007 (US$)			42	8,675,032	5,765,932	71,740	88,248,761	102,761,507

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

1.	THE COMPANY AND BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements of Giant Interactive Group, Inc. (formerly known as Giant Network Technology Limited) (the “Company” or “Giant Interactive”), its subsidiaries, Eddia International Group Limited and Shanghai Zhengtu Information Technology Co., Ltd. and a variable interest entity (“VIE subsidiary”), Shanghai Zhengtu Network Technology Co., Ltd., collectively referred to as the “Group”, were prepared on a basis substantially consistent with the Company’s audited financial statements for the year ended December 31, 2006. These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the Group’s consolidated financial statements for the six months ended June 30, 2006 and 2007. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements and related notes as of and for the period from November 18, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006.

The Group is principally engaged in the development, operation and licensing of online games. The Group’s principal operations and geographic market are in the People’s Republic of China (the “PRC”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the preparation of unaudited interim condensed consolidated financial statements as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 are consistent with those set out in the consolidated financial statements as of and for the period from November 18, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, with the addition of the adoption of Financial Accounting Standard Board (“FASB”) Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” from January 1, 2007, which is disclosed in Note 2(k) below.

a.	Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE subsidiary for which the Company is the primary beneficiary. All transactions and balances between the Company, its subsidiaries and the VIE subsidiary have been eliminated upon consolidation.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b.	Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition, useful lives of property and equipment and intangible assets, share-based compensation expenses, uncertain tax positions, deferred tax assets and valuation allowance. Actual results could differ materially from those estimates.

c.	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.6120 on June 29, 2007 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

d.	Intangible assets

For the six-month period ended June 30, 2007 and the year ended December 31, 2006, the amount of online game development costs qualifying for capitalization as intangible assets was approximately RMB5,989,000 (US$787,000) (unaudited) and RMB Nil, respectively. Capitalization of online game development costs are amortized over the estimated life of the corresponding online game of four years from the date when the online games are generally released.

e.	Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, other current assets, amounts due to/from related parties, and payables and accrued expenses. As of June 30, 2007, their carrying values approximated their fair values due to the short-term maturity of these instruments.

The fair value of long-term loans has been calculated by discounting the expected future cash flows at prevailing interest rates. The carrying amount of long term loans as of June 30, 2007 is RMB20,544,221 (US$2,698,926), and the fair value of long term loans as of June 30, 2007 is approximately RMB18,233,041 (US$2,395,302).

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f.	Imputation of interest on loans

The Group received long-term loans at a nominal interest rate from a business associate of Mr. Yuzhu Shi for HKD12,000,000, HKD2,000,000, HKD2,000,000 and HKD5,000,000, respectively (Note 7). For the six months ended June 30, 2007, interest expense was imputed on the outstanding long-term loans at the prevailing market interest rate of 7.75% per annum, with an offset to additional paid-in capital. Interest expense imputed for the six months ended June 30, 2007 was RMB849,742 (US$111,632) (2006: Nil).

The Group granted short-term loans at a nominal interest rate to a related company controlled by Mr. Yuzhu Shi for RMB900,000,000 (Note 12). For the six months ended June 30, 2007, interest expense was imputed on the outstanding short-term loans at the prevailing market interest rate of 5.58 – 5.85% per annum, with an offset to additional paid-in capital. Compensation expense, recorded as a result of foregone interest, imputed for the six months ended June 30, 2007 was RMB11,844,493 (US$1,556,029) (2006: Nil).

g.	Revenue recognition

The Group also receives royalty income from a related party incorporated in Taiwan in exchange for licensing ZT Online and providing related technical support and upgrades when available. The license allows the operation of the game in Hong Kong, Taiwan and Macau. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the related party, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. Therefore, pursuant to the AICPA Technical Practice Aid 5100.76 “Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition”, the related royalty income is recognized on a monthly basis, as the related party confirms its sales activity for the period.

The Group's VIE subsidiary and PRC subsidiary is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points by Zhengtu Network and the royalty income earned from licensing ZT Online and providing related technical support and upgrades, respectively. These are deducted from online game and overseas licensing revenues, respectively. Such business tax and related surcharges for the six months ended June 30, 2007 and 2006 is RMB45,869,270 (US$6,025,916) and RMB8,942,095, respectively.

h.	Cost of services

Cost of services include a 5% business tax and related surcharges on technical and consulting fees charged by the Group’s PRC subsidiary, Zhengtu Information, to the Group’s VIE subsidiary, Zhengtu Network. Such business tax and related surcharges for the six months ended June 30, 2007 is RMB30,473,315 (US$4,003,326). There were no business tax and related surcharges for the six months ended June 30, 2006 prior to the Group restructuring.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

i.	Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB42,528,000 (US$5,587,000) and RMB12,427,842 for the six months ended June 30, 2007 and 2006, respectively.

j.	Income taxes

The Group follows the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

k.	Accounting for uncertain income tax positions

Effective January 1, 2007, the Group adopted FIN 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group did not incur a cumulative effect upon adoption. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income. Additionally, in May 2007, the FASB published FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 is an amendment to FIN 48. It clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

3.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31, 2006	June 30,
		2007	2007
	(RMB)	(RMB)	(US$)
Prepaid expenses	8,698,916	19,388,602	2,547,110
Staff advances	2,715,699	12,770,276	1,677,651
Advances to suppliers	835,701	2,461,845	323,416
Rental deposits	301,500	445,200	58,486
Others	6,856	234,370	30,790

Total	12,558,672	35,300,293	4,637,453

Staff advances relates to cash advances given to certain employees for use during business operations and are recognized as sales and marketing expenses when expended.

4.	PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation as of December 31, 2006 and June 30, 2007 are as follows:

	December 31, 2006	June 30,
		2007	2007
	(RMB)	(RMB)	(US$)
Computer equipment	35,712,629	88,749,759	11,659,191
Leasehold improvements	3,316,989	4,720,888	620,190
Furniture and fixtures	902,875	1,970,416	258,856
Motor vehicles	459,205	1,239,824	162,878

	40,391,698	96,680,887	12,701,115
Less: Accumulated depreciation	(3,900,418)	(9,425,011)	(1,238,178)

Property and equipment, net	36,491,280	87,255,876	11,462,937

Depreciation expenses for the six months ended June 30, 2007 and 2006 were RMB5,530,653 (US$726,570) and RMB827,603, respectively.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

5.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2006 and June 30, 2007 are as follows:

	December 31, 2006	June 30,
		2007	2007
	(RMB)	(RMB)	(US$)
Online game product development costs	1,573,764	7,563,177	993,586
Purchased software	572,105	3,210,128	421,719

	2,145,869	10,773,305	1,415,305
Less: Accumulated amortization	(502,324)	(788,203)	(103,547)

Intangible assets, net	1,643,545	9,985,102	1,311,758

Amortization expenses for the six months ended June 30, 2007 and 2006 were RMB285,879 (US$37,556) and RMB216,778, respectively.

6.	PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consist of the following:

	December 31, 2006	June 30,
		2007	2007
	(RMB)	(RMB)	(US$)
Payroll and welfare payables	14,009,871	17,211,772	2,261,137
Business tax and related surcharges	18,351,342	19,717,501	2,590,318
Other payables—computer equipment	8,301,079	8,479,187	1,113,924
Accrued expenses	4,165,183	7,801,097	1,024,842
Professional fee accruals	1,176,683	2,218,382	291,432
Others	1,039,977	229,470	30,145

Total	47,044,135	55,657,409	7,311,798

7.	LONG-TERM LOANS

On September 5, October 13, December 31, 2006, and April 4, 2007 the Company received unsecured loans from a third party who is a business associate of Mr. Yuzhu Shi, for HKD12,000,000, HKD2,000,000, HKD2,000,000 and HKD5,000,000 respectively, with annual interest rate of 0.1%. The loans are repayable on September 5, 2008, September 5, 2008, and December 31, 2009 and April 3, 2010, respectively (See Note 2f).

8.	INCOME TAX EXPENSES

Cayman Islands

Under the current laws of Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

8.	INCOME TAX EXPENSES (Cont’d)

British Virgin Islands

Under the current laws of British Virgin Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no British Virgin Islands withholding tax will be imposed.

China

The Group’s subsidiary and VIE subsidiary that are each incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiary and VIE subsidiary are subject to EIT at a statutory rate of 33%.

Zhengtu Information, being a foreign invested enterprise and located in the Caohejing Economic Development Zone of the Xuhui District of Shanghai, has been recognized as a “New and High Technology Enterprise” and granted “Software Enterprise” status by Shanghai Municipal Informationization Committee and thus entitled to a reduced EIT rate of 15% upon expiry of the current tax holiday. In addition, Zhengtu Information was granted a “tax holiday” for a full exemption from EIT from 2006 to 2007, and a 50% tax reduction (at 7.5%) from 2008 to 2010. Continued qualification for these tax benefits requires Zhengtu Information to continue to be located in the Caohejing Economic Development Zone and to receive renewal of its “Software Enterprise” status, which is subject to assessment by government bureaus on an annual basis.

Zhengtu Network, a PRC domestic company and a VIE of which the Company is deemed the primary beneficiary, is located in the Caohejing Economic Development Zone of the Xuhui District of Shanghai and has been recognized as a “New and High Technology Enterprise” in 2006. As a result of its location in 2006, Zhengtu Network was entitled to a preferential income tax rate of 15%. As a result of its “Software Enterprise” status in 2006, Zhengtu Network was entitled to a 100% income tax exemption from Enterprise Income Tax (“EIT”) from 2006 through 2007 and a 50% income tax exemption (at 7.5%) from 2008 to 2010. Continued qualification for these tax benefits requires Zhengtu Network to continue to be located in the Caohejing Economic Development Zone and to receive renewal of its “Software Enterprise” status, which is subject to assessment by government bureaus on an annual basis. The Group believes that Zhengtu Network may not sustain its “Software Enterprise” status in 2007 because Zhengtu Network no longer engages in software research and development activities, which are now provided by Zhengtu Information pursuant to the Group Reorganization. Zhengtu Network intends to apply for the “Software Enterprise” status for fiscal year 2007, however, the Group has recorded a liability for unrecognized tax benefits in accordance with FIN 48 in the amount of RMB10,118,925 (US$1,329,339) at June 30, 2007, representing the estimated income tax expense the Group would pay for the six-month period ended June 30, 2007 if Zhengtu Network tax exemption status is not renewed by the PRC tax authorities.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

8.	INCOME TAX EXPENSES (Cont’d)

The Group recognized a deferred tax asset in the amount of RMB32,576,874 (US$4,279,673) at June 30, 2007, principally related to deductible temporary differences arising from deferred revenue of Zhengtu Network. As a result of Zhengtu Network’s recurring losses and nominal taxable income, the Group recognized a valuation allowance for the portion of deferred tax asset that is less than more likely-than-not will be realized based on the weight of available evidence.

As of June 30, 2007, the Group has recognized a provision of RMB10,118,925 (US$1,329,339) for unrecognized tax benefits, all of which represents the amount of unrecognized tax benefits that would impact the effective tax rate, if recognized in connection with the normal tax return preparation. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, pending factors include changes in the amount of PRC statutory taxable income and developments in the operations of Zhengtu Network that would impact its ability to renew its “Software Enterprise” status. However, an estimate of the range of the possible change cannot be made at this time.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in income tax expense. The Group has not accrued for interest of RMB164,920 (US$21,665) and penalties of RMB10,002 (US$1,314) related to unrecognized tax benefits as of June 30, 2007, as the Group deems the amounts immaterial.

The Group’s subsidiary and VIE subsidiary are subject to the PRC Income Tax Laws. The PRC income tax returns for fiscal year 2004 through fiscal year 2007 remain open to examination.

Income tax expense (benefit) consists of:

	For the six months ended June 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
Current income tax	-	10,118,925	1,329,339
Deferred income tax (benefit)	-	(10,118,925)	(1,329,339)

	-	-	-

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

8.	INCOME TAX EXPENSES (Cont’d)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the six months ended June 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
Expected taxation at PRC EIT statutory rate of 33%	14,364,006	169,068,561	22,210,794
Non-deductible expenses	3,921,063	1,543,496	202,771
Change in valuation allowance	(4,209,452)	2,241,982	294,533
Effect of tax incentives and rate differences	(14,075,617)	(172,854,039)	(22,708,098)

Taxation for the period	-	-	-

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2006 and June 30, 2007 are as follows:

	December 31, 2006	June 30,
		2007	2007
	(RMB)	(RMB)	(US$)
Deferred revenue	20,215,967	32,576,874	4,279,673
Less: valuation allowance	(20,215,967)	(22,457,949)	(2,950,335)

Net current deferred tax assets	-	10,118,925	1,329,338

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	June 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
Basic	0.07	0.89	0.12
Diluted	0.07	0.89	0.12

The Company intends to re-invest all undistributed retained earnings of Zhengtu Information generated after June 30, 2007 to finance its future operations.

During the 5th Session of the 10th National People's Congress, which was conducted on March 16, 2007, the PRC Corporate Income Tax Law (“the New Corporate Income Tax Law”) was approved and will become effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25% and the establishment of a withholding tax of 20% on dividend distributions to non-resident shareholders. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this time.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

9.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	June 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
Numerator:
Net income attributable to ordinary shareholders	43,527,289	512,328,973	67,305,435

Numerator for basic earnings per share	43,527,289	512,328,973	67,305,435
Numerator for diluted earnings per share	43,527,289	512,328,973	67,305,435

Denominator:
Weighted average number of shares outstanding -basic	200,000,000	200,000,000	200,000,000
Dilutive effect of share options	-	589,219	589,219

Weighted average number of shares outstanding -diluted	200,000,000	200,589,219	200,589,219

10.	SHARE OPTION SCHEME

On September 30, 2006, the Company authorized a share option scheme (the “2006 Stock Incentive Plan”) that provides for the issuance of options to purchase up to 16,000,000 ordinary shares. Under the 2006 Stock Incentive Plan, the directors may, at their discretion, grant any officers (including directors), employees of the Group and consultants (collectively, the “grantees”) options to subscribe for ordinary shares. The 2006 Stock Incentive Scheme provides for the same terms to all grantees. These awards vest over a five to six year period, with 20% of the options to vest on each of the first, second, third, fourth and fifth anniversaries of the award date as stipulated in the share option agreement.

The Company granted 920,000 and 3,800,000 share options to the directors, employees and consultants of the Group on March 19, 2007 and May 15, 2007, respectively. Such options were granted under the 2006 Stock Incentive Plan at an exercise price of RMB16 per share, with 20% vesting annually.

The Group recognized compensation expense using the accelerated method for all share options granted with graded vesting. Accordingly, RMB4,470,691 (US$587,322) and RMB2,464,715 (US$323,793) were recorded as compensation expenses for options issued to employees and consultants, respectively, with a corresponding credit to shareholders’ equity in the six months ended June 30, 2007. No option was exercised during the six months ended June 30, 2007. The Group expects to fulfill the exercise of share options with newly issued shares.

The fair value of stock options granted during the six months ended June 30, 2007 was estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility and the expected price multiple at which

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

10.	SHARE OPTION SCHEME (Cont’d)

employees are likely to exercise stock options. The Company uses historical data to estimate forfeiture rate. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of the ordinary shares, at the measurement dates, was determined based on an independent valuation.

Share options issued to employees

The fair values of stock options granted to employees in the following period presented were estimated using the following weighted average assumptions:

For the six months ended June 30, 2007
Suboptimal exercise factor	1.5
Risk-free interest rates	4.50% to 5.06%
Expected volatility	48.99 to 58.25
Expected dividend yield	0%
Fair value of share option	RMB2 to RMB10.84
Estimated forfeiture rate	0% to 10% per annum

The following table summarizes the Company’s share option activity as of and for the six months ended June 30, 2007.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (RMB)
Outstanding, January 1, 2007	8,145,000	14.84
Granted	4,562,500	16
Exercised	-	-
Forfeited/cancelled	(68,000)	16

Outstanding, June 30, 2007	12,639,500	15.26	5.54	33,316,855

Vested and expected to vest at June 30, 2007	10,099,450	15.06	5.52	28,516,120

Exercisable at June 30, 2007	590,000	0.02	5.25	10,543,300

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at June 30, 2007, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of June 30, 2007, the Company has options outstanding to purchase an aggregate of 12,639,500 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB33,316,855 (US$4,376,886).

As of June 30, 2007, there was RMB36,239,062 (US$4,760,781) of unrecognized share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.71 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

10.	SHARE OPTION SCHEME (Cont’d)

The following table sets forth the components of share based compensation expenses for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the period indicated.

	For the six months ended June 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)%
Net revenue	-	687,447,429	90,311,012	100%

Cost of services	-	394,755	51,860	0.06%
Research and product development expenses	-	1,902,382	249,919	0.28%
Sales and marketing expenses	-	201,555	26,479	0.03%
General and administrative expenses	-	1,971,999	259,063	0.29%

Total costs and operating expenses	-	4,470,691	587,321	0.66%

The following table summarizes the weighted average fair value and exercise price of share options granted:

(RMB)
Weighted average grant-date fair value of share options granted for the six months ended June 30, 2007:
Where market price is higher than exercise price	8.12
Weighted average exercise price of share options granted for the six months ended June 30, 2007:
Where market price is higher than exercise price	16

Share options issued to consultants

The fair value of stock options granted to non-employees in the following period presented were estimated using the following weighted average assumptions:

For the six months ended June 30, 2007
Suboptimal exercise factor	1.5
Risk-free interest rates	4.50% to 5.06%
Expected volatility	48.99 to 58.25
Expected dividend yield	0%
Fair value of share option	RMB6.64 to RMB11.20
Estimated forfeiture rate	0%

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

10.	SHARE OPTION SCHEME (Cont’d)

The following table summarizes the Company’s non-employee share option activity as of and for the six months ended June 30, 2007.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (RMB)
Outstanding, January 1, 2007	935,000	16
Granted	157,500	16
Exercised	-	-
Forfeited/cancelled	-	-

Outstanding, June 30, 2007	1,092,500	16	5.39	2,064,825

Vested and expected to vest at June 30, 2007	1,092,500	16	5.39	2,064,825

Exercisable at June 30, 2007	-	-	-	-

As of June 30, 2007, there was RMB7,899,770 (US$1,037,805) of unrecognized share-based compensation cost related to share options issued to consultants. That deferred cost is expected to be recognized over a weighted-average vesting period of 5.09 years.

The following table sets forth the components of share based compensation expenses for share options issued to consultants from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the period indicated.

	For the six months ended June 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)%
Net revenue	-	687,447,429	90,311,012	100%

Research and product development expenses	-	2,115,965	277,978	0.31%
General and administrative expenses	-	348,750	45,815	0.05%

Total costs and operating expenses	-	2,464,715	323,793	0.36%

The following table summarizes the weighted average fair value and exercise price of share options granted:

(RMB)
Weighted average grant-date fair value of share options granted for the six months ended June 30, 2007:
Where market price is higher than exercise price	9.62
Weighted average exercise price of share options granted for the six months ended June 30, 2007:
Where market price is higher than exercise price	16

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

11.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiary and the VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Group’s PRC subsidiary and VIE subsidiary have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the interim condensed consolidated statements of operations and comprehensive income for employee benefits amounted to RMB2,450,374 (US$321,909) and RMB762,883, for the six months ended June 30, 2007 and 2006, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

12.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of related party	Relationship with the Group
Wuxi YiKang Biology Technology Ltd Co., (“YiKang”)	Company controlled by Mr. Yuzhu Shi

Shanghai Jiante Shengming Technology Ltd Co., (“Jiante”)	Company controlled by Mr. Yuzhu Shi

Lager (Beijing) Information Ltd Co., (“Lager Beijing”)	Company with the same key senior executive of the Company

Lager Information Ltd Co., (“Lager Taiwan”)	Company with the same key senior executive of the Company

Lager Network Technology Co, Ltd. (“Lager Network”)	Company with the same key senior executive of the Company

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

12.	RELATED PARTY TRANSACTIONS (Cont’d)

Significant related party transactions were as follows:

	For the six months period ended June 30,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
Repayment of advances to key employees	(824,000)	-	-
Advance to Jiante	15,000,000	900,000,000	118,234,367
Repayment of advances to Jiante	(15,000,000)	-	-
Repayment of loan to Lager Beijing	-	(2,500,000)	(328,429)
License fee receivable from Lager Network	-	(3,851,800)	(506,017)
Repayment to Lager Taiwan	-	2,496,391	327,955
Advance from Lager Network	-	(27,115)	(3,562)

In August 2006, Zhengtu Network granted a RMB2,500,000 interest-free loan to Lager Beijing. The loan has been subsequently repaid in June 2007.

In December 2006, the Company received an advance from Lager Taiwan amounting to RMB2,496,391. The advance has been subsequently repaid in May 2007.

Zhengtu Network granted to Jiante, a company wholly-owned by Mr. Yuzhu Shi, a loan amount of RMB78,000,000 (US$10,246,978), RMB22,000,000 (US$2,890,173) and RMB234,000,000 (US$30,740,935) on March 9, 2007, February 12, 2007, and February 9, 2007, respectively. The loans are unsecured, subject to an annual interest rate of 5.5% per annum and due on June 30, 2007. Zhengtu Information also granted to the same related party a loan amount of RMB166,000,000 (US$21,807,672) on February 19, 2007. The loan is unsecured, subject to an annual interest rate of 5.5% per annum and due on June 30, 2007. Pursuant to the supplementary agreement to the loan contracts dated June 8, 2007, the interest on the above loans has been waived and the maturity date has been extended to July 31, 2007. The loans are guaranteed by Mr. Yuzhu Shi's direct and indirect equity interest in the Company. Furthermore, Zhengtu Information granted a RMB400,000,000 (US$52,548,607) loan to the same related party on June 11, 2007. The loan is secured, interest free and due on July 31, 2007. The loan is also guaranteed by Mr. Yuzhu Shi's direct and indirect equity interest in the Company. Imputed for the interest on the loans has been appropriately accounted for (Note 2f). Jiante repaid RMB100,000,000, RMB40,000,000, RMB80,000,000, RMB180,000,000, RMB380,000,000 and RMB 120,000,000 of the above loans on July 18, 2007, July 24, 2007, July 25, 2007, August 24, 2007, August 27, 2007 and August 30, 2007, respectively.

The Company recorded royalty fees of RMB3,851,800 (US$506,017) due from Lager Network for the six months ended June 30, 2007 (2006: Nil) which are due in full by the end of 2007.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

12.	RELATED PARTY TRANSACTIONS (Cont’d)

In April 2007, the Company received an advance from Lager Network amounting to RMB 27,115 (US$3,562) for payments of operating expenses on the Company’s behalf.

All balances with the related parties as of June 30, 2007 were unsecured, interest-free and have no fixed term of repayment except for the loans to Jiante and the royalty fees receivable from Lager Network as mentioned above.

13.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to its office premises and computer equipment. Future minimum lease payments for non-cancelable operating leases as of June 30, 2007 are as follows:

	Office premises	Computer equipment	Total
	(RMB)	(RMB)	(RMB)	(US$)
From July 1 to December 31, 2007	3,456,825	17,586,258	32,507,161	4,270,515
2008	1,417,343	-	1,417,343	186,199
2009	462,293	-	462,293	60,732
2010	-	-	-	-
2011	-	-	-	-

Total	5,336,461	17,586,258	34,386,797	4,517,446

Total rental expenses are RMB13,451,497 (US$1,767,144) and RMB2,872,166 (US$377,321) for the six months ended June 30, 2007 and 2006 respectively.

Capital commitment

Capital commitments for purchase of property, equipment and software as of June 30, 2007 are approximately RMB499,080 (US$65,565). The commitments for these purchases are expected to be settled within the next 12 months.

Other commitment

Other commitments relating to its advertisements as of June 30, 2007 are approximately RMB11,464,078 (US$1,506,053). These commitments are expected to be settled within the next 12 months.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

14.	DEFERRED INITIAL PUBLIC OFFERING COSTS

Costs incurred by the Company directly attributable to a proposed initial public offering of the Company’s ordinary shares in the United States have been deferred and will be charged against the gross proceeds from such offering.

15.	SUBSEQUENT EVENTS

a.	Share split

(i)	On July 22, 2007, the Company’s shareholders approved and executed a 1,000-for-one split of the Company’s ordinary shares.

(ii)	On September 26, 2007, the Company’s shareholders further approved and executed a 50-for-one split of the Company’s ordinary shares.

Each ordinary share of the Company is subdivided into 50,000 shares at a par value of US$0.0000002. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to give effect to the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 50,000-for-one share split.

b.	Purchase of intellectual property of a new game

On May 3, 2007, the Group agreed to acquire the intellectual property right of King of King III, a 3D MMORPG developed by Lager Network. The intellectual property right provides the Group with the right to operate the online game in the PRC. Terms of the agreement between the parties include:

(i)	A purchase consideration for the transfer of the intellectual property right of 4,000,000 shares of the Company, which are valued as RMB66.3 million.

(ii)	A performance commitment whereby if either party does not fulfill the terms of the agreement by September 3, 2007, the defaulting party will be liable for a penalty of US$1,000,000.

On July 22, 2007, a supplementary agreement was signed among the parties to further specify the detailed terms of the agreement.

The purchase consideration of 4,000,000 shares were subsequently issued on August 31, 2007.

c.	Sale of the Company’s existing shares to investors

Pursuant to a sale and purchase agreement dated August 2, 2007, Vogel Holding Group Limited (“Vogel”) agreed to sell 3,000,000 shares of the Group to Well Beauty International Limited at US$10 per share with an aggregate purchase price of US$30,000,000.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

15.	SUBSEQUENT EVENTS (Cont’d)

Pursuant to a sale and purchase agreement dated August 6, 2007, Vogel agreed to sell 2,000,000 shares of the Group to Fosun Industrial Holdings Limited at US$10 per share with an aggregate purchase price of US$20,000,000.

Pursuant to a sale and purchase of shares agreement dated August 13, 2007, Vogel agreed to sell 5,000,000 shares to SIG China Investment One, Limited and its designated affiliates and nominees (4,432,500 shares), Guang Ming Capital and its designated affiliates and nominees (295,500 shares), FBH Partners Limited and its designated affiliates and nominees (200,000 shares) and CRP Holdings Limited (72,000 shares) at US$10 per share with an aggregate purchase price of US$50,000,000. The sale is conditional upon certain terms and conditions as specified in the agreement.

d.	Dividends declaration

Pursuant to a board resolution dated August 20, 2007, the Company declared a dividend of US$22,000,000 paid out of 2006’s net distributable profits to the shareholders of the Company who were registered members of the Company as of December 31, 2006. The dividend has been paid out on August 22, 2007.

The Company also plans to declare a dividend of US$77,349,252 paid out of 2007 first six months’ net distributable profits to the shareholders of the Company who were registered members of the Company as of June 30, 2007. The dividend will be paid out before the end of 2007.

e.	Supplemental contractual agreements with Zhengtu Network and its equity holders

On August 27, 2007, Zhengtu Information entered into a supplementary agreement with Zhengtu Network and its equity holders to clarify certain terms of certain Reorganization agreements. Pursuant to the supplemental agreement:

•

The irrevocable proxy granted by Zhengtu Network to Zhengtu Information or its designee, which had an original term of ten years, will be automatically renewed for another ten years unless objected to by Zhengtu Information.

•	The exercise price of the option to purchase equity interest of Zhengtu Network is revised to the higher of RMB10,000,000 or the lowest price permitted by PRC laws.

The intent and substance of the Reorganization agreements revised by this supplemental agreement remain unchanged.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2006 and 2007 (Unaudited)

15.	SUBSEQUENT EVENTS (Cont’d)

f.	Suspension of the 2006 Stock Incentive Scheme

On October 12, 2007, the Company suspended the 2006 Stock Incentive Scheme. All unissued options authorized under the 2006 Stock Incentive Scheme have been returned to the general share pool and the Company will not grant any further options under the 2006 Stock Incentive Scheme. Existing issued awards under the 2006 Stock Incentive Scheme are not affected by the suspension.

g.	2007 Stock Incentive Scheme

On October 12, 2007, the Company authorized the 2007 Stock Incentive Scheme that provides for the issuance of awards to officers (including directors), employees of the Group and consultants (collectively, “the grantees”). Types of awards available for grant under the 2007 Stock Incentive Scheme include, but not limited to, share options (including both incentive and non qualified), stock appreciation rights (“SAR”), performance-based awards and restricted stock. Performance-based awards are only granted to officers and employees of the Group and the performance goals are determined by the Board of Directors. Such performance-based awards may be paid in cash or shares. The Board of Directors will determine the type, the number, the exercise price and the vesting terms of the awards. The maximum number of shares authorized for issuance under the 2007 Stock Incentive Scheme is 7,800,000. The share options and SARs have a maximum term of ten years.

On October 17, 2007, the Board of Directors approved the grant of 1,743,500 share options to certain officers and employees of the Group pursuant to the 2007 Stock Incentive Scheme. The exercise price of these options is based on the final offering price of a proposed initial public offering of the Company’s ordinary shares in the United States.

h.	Change of VIE subsidiary name

The name of the Company’s VIE subsidiary has been changed from Shanghai Zhengtu Network Technology Co., Ltd. to Shanghai Giant Network Technology Co. Ltd., with effect from October 16, 2007.

16.	UNAUDITED PRO-FORMA BALANCE SHEET

The pro-forma balance sheet as of June 30, 2007 presents an adjusted financial position as if the dividends of US$22,000,000 (RMB167,464,000) and US$77,349,252 (RMB588,782,508) for the year ended December 31, 2006 and for the six months ended June 30, 2007, respectively, which were declared on August 20, 2007 and which is planned to be declared, respectively, were payable as of June 30, 2007.

Through and including         , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

57,197,423

American Depositary Shares

Representing 57,197,423 Ordinary Shares

Giant Interactive Group Inc.

PROSPECTUS

Merrill Lynch & Co.	UBS Investment Bank

JPMorgan

CIBC World Markets	Piper Jaffray	Susquehanna Financial Group, LLLP

        , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.5 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding transactions not involving a public offering. This is based on our understanding that, with respect to each issuance listed below of our unregistered securities: (1) there was no Substantial U.S. Market Interest (as defined in Rule 902 of Regulation S) in the class of our securities being offered or sold; (2) there was no offer made to a person in the United States; (3) at the time of the subscription, we reasonably believed that the recipient of our unregistered securities was outside the United States; and (4) there had been no public offer, nor any Directed Selling Efforts (as defined in Rule 902 of Regulation S) made in the United States by us, a distributor, any of our or their affiliates, or any person acting on behalf of the foregoing.

Purchaser	Date of Sale or Issuance	Number of Securities*	Consideration	Underwriting Discount and Commission
Able Offer Group Limited	July 26, 2006	2,000,000	US$0.40	N/A
Barreto Management Limited	July 26, 2006	12,750,000	US$2.55	N/A
Baros Profit Limited	July 26, 2006	2,500,000	US$0.50	N/A
Caneira Holdings Limited	July 26, 2006	3,250,000	US$0.65	N/A
Coupet Holdings Limited	July 26, 2006	750,000	US$0.15	N/A
Fine Idea Management Limited	July 26, 2006	1,500,000	US$0.30	N/A
Gerard Resource Limited	July 26, 2006	2,000,000	US$0.40	N/A
Goodview Profit Holdings Limited	July 26, 2006	3,250,000	US$0.65	N/A
Huth Group Limited	July 26, 2006	500,000	US$0.10	N/A
Kakata Group Limited	July 26, 2006	500,000	US$0.10	N/A
Lahm Investments Group Limited	July 26, 2006	1,250,000	US$0.25	N/A
Maniche Group Limited	July 26, 2006	750,000	US$0.15	N/A
Mendez International Limited	July 26, 2006	10,000,000	US$2.00	N/A
Mendez Holdings Limited	July 26, 2006	2,750,000	US$0.55	N/A
Pineda Holdings Limited	July 26, 2006	750,000	US$0.15	N/A
Robinho Group Limited	July 26, 2006	1,500,000	US$0.30	N/A
Schwarzer International Limited	July 26, 2006	2,000,000	US$0.40	N/A
Stronginsight Group Limited	July 26, 2006	2,000,000	US$0.40	N/A
Union Sky Holding Group Limited	July 26, 2006	102,000,000	US$20.40	N/A
Vogel Holding Group Limited	July 26, 2006	48,000,000	US$9.60	N/A
Huth Group Limited	July 22, 2007	4,000,000	**	N/A

* Gives effect to a 1,000-for-one split of our ordinary shares completed on July 22, 2007 and a 50-for-one split of our ordinary shares completed on September 26, 2007.

** We received certain intellectual property rights as consideration for our issuance of these ordinary shares. See “Description of Share Capital—History of Securities Issuances—IP Transfer Agreement (Supplemental Agreement)” in the prospectus.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement

1.2	Reserved Share Program Side Letter

3.1	Memorandum and Articles of Association of Giant Interactive Inc.

4.1(1)	Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	Specimen Certificate for Ordinary Shares

4.3(1)	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American depositary shares issued thereunder

5.1	Opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered

5.2(1)	Opinion of Patterson Belknap Webb & Tyler LLP, counsel to the depositary, regarding the validity of the American depositary shares and American depositary receipts

8.1	Form of Opinion of O’Melveny & Myers LLP regarding certain U.S. Tax Matters

8.2	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

10.1	Employee Share Option Scheme

10.2	Forms of option grant agreements for the Employee Share Option Scheme

10.3	2007 Performance Incentive Plan

10.4	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan

10.5	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc.

10.6	Form of Employment Agreement of Giant Interactive Group Inc. and Employment Agreement of Yuzhu Shi

10.7	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd. dated September 7, 2006 and Irrevocable Powers of Attorney of Lu Zhang

10.8	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006

10.9	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006

10.10	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006

Exhibit Number	Description of Document
10.11	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006

10.12	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co, Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi

10.13	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co, Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007

10.14	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited

10.15	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited

21.1	List of Subsidiaries

23.1	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1)

23.4	Consent of Sallmanns (Far East) Ltd.

23.5	Consent of International Data Corporation

23.6	Consent of Shanghai iResearch Co., Ltd.

23.7	Consent of Paul C.Y. Chu

23.8	Consent of Jason Nanchun Jiang

23.9	Consent of Peter Andrew Schloss

24.1	Powers of Attorney (included in signature pages in Part II of this registration statement)

99.1	Code of Business Conduct and Ethics of Giant Interactive Group Inc.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-146776), which has been filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4) For the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on October 26, 2007.

Giant Interactive Group Inc.

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Chairman of the board, chief executive officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below.

Signature	Title	Date

/s/ Yuzhu Shi* Yuzhu Shi	Chairman of the board, Chief executive officer	October 26, 2007

/s/ Wei Liu* Wei Liu	Director, president	October 26, 2007

/s/ Andrew Y. Yan* Andrew Y. Yan	Director	October 26, 2007

/s/ Lu Zhang* Lu Zhang	Director, chief operating officer	October 26, 2007

/s/ Eric He* Eric He	Chief financial officer	October 26, 2007

*By:	/s/ Eric He	October 26, 2007
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Giant Interactive Group Inc., has signed this registration statement or amendment thereto in Newark, Delaware on October 26, 2007.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

GIANT INTERACTIVE GROUP INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement

1.2	Reserved Share Program Side Letter

3.1	Memorandum and Articles of Association of Giant Interactive Inc.

4.1(1)	Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	Specimen Certificate for Ordinary Shares

4.3(1)	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

5.1	Opinion of Conyers Dill & Pearman, Cayman Islands special counsel to the registrant, regarding the validity of the ordinary shares being registered

5.2(1)	Opinion of Patterson Belknap Webb & Tyler LLP, counsel to the depositary, regarding the validity of the American Depositary Shares and American Depositary Receipts

8.1	Form of Opinion of O’Melveny & Myers LLP regarding certain U.S. Tax Matters

8.2	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

10.1	Employee Share Option Scheme

10.2	Forms of option grant agreements for the Employee Share Option Scheme

10.3	2007 Performance Incentive Plan

10.4	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan

10.5	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc.

10.6	Form of Employment Agreement of Giant Interactive Group Inc. and Employment Agreement of Yuzhu Shi

10.7	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., dated September 7, 2006 and Irrevocable Powers of Attorney of Lu Zhang

10.8	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006

10.9	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006

10.10	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006

10.11	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006

Exhibit Number	Description of Document

10.12	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi

10.13	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007

10.14	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited

10.15	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited

21.1	List of Subsidiaries

23.1	Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1)

23.4	Consent of Sallmanns (Far East) Ltd.

23.5	Consent of International Data Corporation

23.6	Consent of Shanghai iResearch Co., Ltd.

23.7	Consent of Paul C.Y. Chu

23.8	Consent of Jason Nanchun Jiang

23.9	Consent of Peter Andrew Schloss

24.1	Powers of Attorney (included in signature pages in Part II of this registration statement)

99.1	Code of Business Conduct and Ethics of Giant Interactive Group Inc.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-146776), which has been filed with the Securities and Exchange Commission with respect to American Depositary shares representing ordinary shares.